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03050478

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4177 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐		*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DATE : 5/8/03

File No.82-4177



華潤創業有限公司
China Resources Enterprise, Limited

A R/S
12-31-02

2002

年報 ANNUAL REPORT



03 APR 2? 7:21


華潤

為你編織一個家...

公司資料
CORPORATE INFORMATION

主席 CHAIRMAN

寧高寧 NING GAONING

副主席兼董事總經理 DEPUTY CHAIRMAN & MANAGING DIRECTOR

宋林 SONG LIN

副董事總經理 DEPUTY MANAGING DIRECTORS

陳樹林 CHEN SHULIN

喬世波 QIAO SHIBO

閻飈 YAN BIAO

姜智宏 KEUNG CHI WANG, RALPH

執行董事 EXECUTIVE DIRECTORS

劉百成 LAU PAK SHING

王群 WANG QUN

鍾義 ZHONG YI

鄺文謙 KWONG MAN HIM

非執行董事 NON-EXECUTIVE DIRECTORS

蔣偉 JIANG WEI

謝勝喜 XIE SHENGXI

獨立非執行董事 INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬 CHAN PO FUN, PETER

黃大寧 HOUANG TAI NINH

盧雲龍 LOO WUN LOONG, JOHN

李家祥 LI KA CHEUNG, ERIC

公司秘書 COMPANY SECRETARY

李業華 LEE YIP WAH, PETER

核數師 AUDITORS

德勤・關黃陳方會計師行 DELOITTE TOUCHE TOHMATSU

股份過戶登記處 SHARE REGISTRARS

標準証券登記有限公司 STANDARD REGISTRARS LIMITED

香港灣仔告士打道56號 G/F, BANK OF EAST ASIA, HARBOUR VIEW CENTRE

東亞銀行港灣中心地下 56 GLOUCESTER ROAD, WANCHAI, HONG KONG

註冊辦事處 REGISTERED OFFICE

香港灣仔港灣道26號 39/F, CHINA RESOURCES BUILDING

華潤大廈39樓 26 HARBOUR ROAD, WANCHAI, HONG KONG

目錄
CONTENTS

財務概要
FINANCIAL HIGHLIGHTS

截至二零零二年十二月三十一日止年度 for the year ended 31 December 2002

每股盈利
EARNINGS PER SHARE



2002
0.68
2001
0.60
2000
0.83
(港幣元) 0.0
(HK$)
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9

股東權益
SHAREHOLDERS' FUNDS



2002
13,286,733
2001
11,987,385
2000
10,759,447
(港幣千元) 0
(HK$'000)
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000

每股資產淨值：賬面值
NET ASSETS PER SHARE : BOOK VALUE



2002
6.39
2001
5.95
2000
5.41
(港幣元) 0
(HK$)
1
2
3
4
5
6
7

截至二零零二年十二月三十一日止年度 for the year ended 31 December 2002

		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
營業額	Turnover	**28,822,019**	24,196,490	16,810,248
經營溢利	Profit from operations	**1,800,373**	2,021,801	2,497,009
應佔聯營公司業績	Share of results of associates	**449,930**	422,559	611,698
股東應佔溢利	Profit attributable to shareholders	**1,402,945**	1,204,807	1,656,733
每股盈利(港幣)[1]	Earnings per share (HK$)[1]	**$0.68**	$0.60	$0.83
每股股息(港幣)	Dividend per share (HK$)	**$0.47**	$0.18	$0.21

		於二零零二年 十二月三十一日 港幣千元 **At 31 December** **2002** **HK$'000**	於二零零一年 十二月三十一日 港幣千元 At 31 December 2001 HK$'000	於二零零零年 十二月三十一日 港幣千元 At 31 December 2000 HK$'000
股東權益	Shareholders' funds	**13,286,733**	11,987,385	10,759,447
少數股東權益	Minority interests	**3,263,256**	2,867,842	2,889,160
綜合借款淨額	Consolidated net borrowings	**1,482,909**	1,684,944	—
流動比率	Current ratio	**1.29**	1.60	1.65
每股資產淨值 賬面值(港幣)	Net assets per share: book value (HK$)	**$6.39**	$5.95	$5.41
負債比率[2]	Gearing[2]	**8.96%**	11.34%	N/A

附註：

1. 每股盈利乃將股東應佔溢利除以年內已發行股份之加權平均數計算。
2. 負債比率指借款淨額與股東權益及少數股東權益比例。
3. 除了如財務報告附註二(戌)所述關於二零零零年十二月三十一日止財政年度的商譽之會計處理外，過往年度之比較數字已經重列，以便符合本集團之會計政策。

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the year.
2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.
3. Except for the accounting treatment of purchased goodwill in the financial year ended 31 December 2000 as detailed in Note 2 (E) to the financial statements, comparative figures in prior years have been restated to conform with the Group's accounting policies.

營業額及溢利分析表
ANALYSIS OF TURNOVER AND PROFIT

截至二零零二年十二月三十一日止年度 for the year ended 31 December 2002

各項業務之營業額
TURNOVER BY SEGMENT



6%
2%
10%
41%
24%
17%

2001



2%
1%
9%
36%
13%
17%
22%

2002

各項業務之股東應佔溢利
PROFIT ATTRIBUTABLE TO SHAREHOLDERS BY SEGMENT



12%
16%
2%
37%
28%
5%

2001



26%
19%
2%
22%
14%
10%
7%

2002

石油及化學品經銷 Petroleum and Chemical Distribution
食品加工及經銷 Food Processing and Distribution
物業 Property
零售 Retail
飲品 Beverage
投資及其他業務 Investments and Others
紡織 Textiles

截至二零零二年十二月三十一日止年度 for the year ended 31 December 2002

		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
各項業務之營業額	**Turnover by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**10,500,763**	9,889,257
零售	Retail	**6,344,205**	4,025,816
食品加工及經銷	Food Processing and Distribution	**4,803,374**	5,749,859
飲品	Beverage	**3,738,119**	2,412,999
	Textiles	**2,521,527**	-
物業	Property	**540,832**	1,478,956
投資及其他業務	Investments and Others	**518,442**	774,271
小計	**Subtotal**	**28,967,262**	24,331,158
對銷業務間之交易	Elimination of inter-segment transactions	**(145,243)**	(134,668)
總額	**Total**	**28,822,019**	24,196,490
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**284,671**	227,942
零售	Retail	**24,306**	30,920
食品加工及經銷	Food Processing and Distribution	**336,794**	396,767
飲品	Beverage	**100,105**	60,849
紡織	Textiles	**164,311**	-
物業	Property	**220,760**	512,727
投資及其他業務	Investments and Others	**407,293**	169,471
小計	**Subtotal**	**1,538,240**	1,398,676
公司總部利息淨額及費用	Net corporate interest and expenses	**(135,295)**	(193,869)
總額	**Total**	**1,402,945**	1,204,807

主席報告
CHAIRMAN'S STATEMENT

末期業績

本集團截至二零零二年十二月三十一日止年度的綜合營業額和股東應佔溢利分別約達港幣28,822,000,000元和港幣1,402,900,000元，比較去年攀升19.1%和16.4%。紡織業務所帶來的溢利取代了地產發展業務可預料的溢利減少。按加權平均數基準計算，本集團每股盈利為港幣0.68元，而二零零一年則為港幣0.60元。

以地域為基準，二零零二年的中國內地營業額佔42.4%，而去年則佔31.9%。該增長與本集團加強中國內地業務比重的策略方向一致。

股息

董事局建議於二零零三年七月二日或前後，向二零零三年六月二日名列於本公司股東名冊之股東派發二零零二年度末期股息，每股港幣0.13元(二零零一年：每股港幣0.1元)。

連同中期股息每股港幣0.09元及包括已於二零零二年二月八日派付的特別股息每股港幣0.25元，本年度之派息總額合共每股港幣0.47元(二零零一年：每股港幣0.18元)。

暫停辦理股份過戶登記手續

本公司將於二零零三年六月二日至二零零三年六月五日期間(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派末期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零三年五月三十日下午四時三十分前送達本公司之股份過戶登記處 — 標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

FINAL RESULTS

The Group's consolidated turnover and profit attributable to shareholders for the year ended 31 December 2002 amounted to approximately HK$28,822.0 million and HK$1,402.9 million respectively, representing an increase of 19.1% and 16.4% from that of last year. Profit contributed by the textile business replaced the anticipated decline in profit from property development segment. Earnings per share of the Group, on a weighted average basis, was HK$0.68 compared to HK$0.60 in 2001.

On a geographical basis, turnover from the Chinese Mainland accounted for 42.4% in 2002 as compared to 31.9% last year. The growth is consistent with the Group's strategic direction to increase the weighting of its business from the Chinese Mainland.

DIVIDENDS

The Board recommends a final dividend of HK$0.13 per share for 2002 (2001: HK$0.1 per share) payable on or about 2 July 2003 to shareholders whose names appear on the Register of Members of the Company on 2 June 2003.

Together with the interim dividend of HK$0.09 per share and the special dividend of HK$0.25 per share paid on 8 February 2002, the total distribution for 2002 will amount to HK$0.47 per share (2001: HK$0.18 per share).

CLOSURE OF REGISTER

The Register of Members will be closed from 2 June 2003 to 5 June 2003, both days inclusive. In order to qualify for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of G/F, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 May 2003.



後排左起：
姜智宏，鄺文謙，閻飈，劉百成
Back row from the left:
Keung Chi Wang, Kwong Man Him, Yan Biao, Lau Pak Shing

前排左起：
喬世波，陳樹林，宋林，寧高寧
Front row from the left:
Qiao Shibo, Chen Shulin, Song Lin, Ning Gaoning

策略焦點

本集團已經劃定中國內地的零售市場作為經銷業務增長的動力源頭。於二零零二年，中國內地的零售銷售名義增長8.8%，領先國內生產總值6.7%的名義增長，一如以往八年中國內地的表現。國內一片蓬勃的經濟，城市的發展勢頭，加上消費者越來越喜歡舒適寬敞的購物環境和優質產品，給予零售市場有力的發展支持，令現代的食品零售市場，尤其是大賣場和超級市場迅間大受歡迎。中國在入世以後，經濟將會更加開放，我們相信國內的消費者市場依然在蛻變初期，而且還有很多發展機會。

在本集團以零售帶動的經銷模式下，我們部份和消費有關業務包括食品、紡織和飲品等將成為我們零售業務的供應鏈的一部份。本集團的目標是要強化零售業務和供應鏈相關的經銷業務之間的協同效益。集團暫時計劃將新鮮食品和成衣產品與零售業務融合。

去年，我們與專業公司攜手合作，為我們的零售、食品、紡織和物流業務制定策略。在今年，我們亦開始透過出售非核心資產，繼續精簡業務。二零零三年三月二十六日，本集團為了精簡業務，專注核心業務，遂建議進行重組。若此重組建議成功推行後，本公司的股東將會從實物派息的方式中收取一家新控股公司 — 華潤水泥控股有限公司(「華潤水泥」)的股權。 本集團將把目前擁有的混凝土製造業務及相關的權益，注入華潤水泥。是次重組須待(其中包括)本公司的獨立股東批准收購部份由華潤(集團)有限公司(「華潤集團」)持有的水泥業務。華潤水泥已經向香港聯合交易所有限公司(「聯交所」)申請，透過介紹上市的方式在聯交所上市。集團重組

STRATEGIC FOCUS

The Group has identified the Chinese Mainland retailing market as driver to lead the growth of its distribution businesses. In 2002, retail sales in the Chinese Mainland grew 8.8% in nominal terms, again faster than the nominal GDP growth of 6.7%. This is the trend for the past eight years in the Chinese Mainland. Its robust economy and growing urban segment is underpinning the retailing market with consumers showing a growing preference for better shopping environment and quality products. Modern food retail formats, in particular hypermarkets and superstores, are quickly gaining popularity. Coupled with the economic liberalization after its accession to the World Trade Organization, we believe the mainland consumer sector is still at an early stage of its metamorphosis and opportunities abound.

Under the Group's retail-led distribution model, some of our consumer businesses, including food, textiles as well as beverage, will form part of the supply chain for our retail businesses. Our objective is to maximize the operational synergies between our retailing businesses and supply chain-related distribution businesses. The Group has initially targeted fresh food and garment products for integration with the retailing businesses.

Last year, we formulated strategies for our retail, food, textiles and logistics businesses together with professional firms. This year, we have started to further streamline our business via non-core asset disposal. On 26 March 2003, in a bid to further streamline our business and focus on the core operations, the Group proposed a restructuring which, if implemented, will result in the Group's shareholders receiving a special dividend through a distribution in specie of the Group's existing interests in concrete manufacturing and related interests under a new holding company, China Resources Cement Holdings Limited ("China Resources Cement"). The restructuring is conditional on, among other things, the approval by the independent shareholders of the Company on the acquisition of some cement operations held by China Resources (Holdings) Company Limited ("CRH"). An application has been made to The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the listing of China Resources Cement on the Stock Exchange by way of introduction. Details of the group restructuring will be shown in a circular to be dispatched to the shareholders.

的詳情將會載入向股東寄發的通函內。我們會繼續審視集團的業務組合，以符合股東權益和利益的方式提高整體的效益。

企業管治

為了提高財務的透明度，本集團在去年十一月首次自願性公佈季度財務和業務回顧。我們有意在未來繼續公佈季度財務和業務回顧。事實上，我們是第三間恒生指數成份股公司主動公佈季度業績。以下是本集團在去年採取的其他主要公司管治措施。

- 本集團負責制定和監督公司策略的實施的執行委員會，曾於二零零二年九月舉行會議，討論及比對國際企業管治標準。執委會其後通過進一步提高我們的水平的建議。

- 我們在去年底印製了企業管治手冊，並在內部分派。手冊列出我們的企業管治原則和實務，也會定期更新，以達國際標準。

- 為進一步鞏固董事局的獨立性以檢討管理層的表現，本集團於二零零三年三月宣佈委任李家祥議員為獨立非執行董事。

本集團矢力向股東保證，在各方面維持高質素的企業管治，也已經向全體管理層頒佈有關的要求。基於去年果斷積極的努力，我們未來會繼續力求改善，更進一步。

We will continue to review our business portfolio and improve its overall efficiency in a manner consistent with the legitimate interests and benefits of our shareholders.

CORPORATE GOVERNANCE

In a bid to improve financial transparency, the Group announced voluntarily its first quarterly financial and operational review in November last year. It is our intention to continue to publish quarterly financial and operational review in the future. In fact, we are the third Hang Seng Index constituent stock to voluntarily announce quarterly performance review. Summarised below are the other major corporate governance initiatives adopted by the Group last year.

- The Group's Executive Committee, which formulates company policies and supervises their implementation, held an intensive meeting in September 2002 to discuss international corporate governance standards and our comparison. It subsequently approved of a proposal to further elevate our standard.

- A handbook on corporate governance was prepared and distributed internally by the end of last year. The handbook sets out our principles and practices in corporate governance and will be updated regularly to match with international standards.

- As a measure to further enhance the Board's independence in the review of management performance, the Group appointed Dr. the Hon Li Ka Cheung Eric as independent non-executive director in March 2003.

The Group is committed to ensuring shareholders of high standard of corporate governance in all aspects and our requirements are promulgated to all management levels. We will continue to look for further improvement riding on the efforts made last year.

投資者關係

去年，本集團的高級管理層和各業務單位的主管緊密合作，共同為加強投資者關係的目標而進發，務求與香港和海外的股東、金融界和傳媒建立起開放互動的溝通。在過去一年，本集團安排了各項的公司採訪、實地採訪、路演和會議，向投資者詳盡介紹業務及新投資項目。這些活動共有超過240位分析員和440位基金經理出席。管理層透過與投資者積極互動的溝通，更清楚明白投資者的興趣和關心所在，實在獲益良多。本集團在推動與投資者之間的關係上，所花努力得到金融界和媒介的熱烈反應。

此外，本集團也在本年度翻新了集團網站，讓各界更容易掌握公司的最新消息。集團也經常主動發出新聞稿和演示材料，務求讓投資者緊貼公司的最新發展和資訊。

社會責任

本集團矢志與香港社會攜手改善生活。在二零零二年十月，本集團與華潤集團聯辦一項名為「華潤帶你闖內地」的招聘計劃，為剛畢業的大學生創造100個職位空缺。是次活動反應空前，有超過1,800位應徵者出席。此外，本集團各級的員工都有機會參與持續培訓計劃和不同課題的工作坊，加強員工在事業和個人方面的發展。

本集團也訂下目標，減少集團業務對環境造成的影響，並以此為己任。我們的啤酒、石油及化學品經銷、食品加工及經銷等各項業務已經推行嚴謹的環保措施，將影響減至最少。本集團會繼續鼓勵推行各種以香港及中國內地社會福祉為依歸的政策，同時竭力達到業界標準。

INVESTOR RELATIONS

With a common goal to strengthen investor relations, the Group's senior management and heads of different business units worked closely last year to enable an open and responsive communication with shareholders, the financial community and the media in Hong Kong and abroad. During the year, company visits, site visits, roadshows and conferences were arranged to provide investors with a full perspective of our businesses and new investments. More than 240 analysts and 440 fund managers attended the functions. Through such interactive and keen communication with investors, management benefited considerably from a better understanding of the interests and concerns of investors. The Group's concerted efforts in promoting investor relations have received enthusiastic feedback from the financial community and the media.

In addition, the Group's web site was revamped during the year to allow easier access to the most updated company news. Press releases and presentations were often distributed in a proactive manner so that investors could keep good track of the latest information.

SOCIAL RESPONSIBILITY

The Group is dedicated to build better lives together with the community. In October 2002, the Group jointly organized a recruitment campaign, namely "Your gateway to China" with CRH, offering one hundred vacancies to new university graduates. The response to the campaign was encouraging and over 1,800 candidates attended the event. Apart from the campaign, staff from all levels of the Group was given ongoing training programs and workshops on diverse topics to enhance both their career and personal development.

It is also the Group's objective and responsibility to minimize environmental impact of our operations. Our brewery, petroleum and chemical distribution as well as food processing and distribution operations have deployed stringent environmental protection measures to reduce effluence to the least. The Group will continue to encourage and implement initiatives that could bring forth the well-being of the Hong Kong and Chinese Mainland societies and will endeavor to comply with the best industry practice.

全新形象

二零零二年九月，華潤集團進行了公司形象革新活動，推廣和提升集團的全新形象。藏於新標誌中的四個中文「人」(人)字，代表華潤文化的四大方面 — 以人為本、人口驅動增長、尊重人民精神及改善人民生活。本集團聯同母公司，致力豐富人民生活，為客戶、股東和僱員締造最大利益。本集團已經定下明確目標，透過創新改革，提升改進，在中至長期內確立核心業務的領導地位。我們的公司口號：「與您攜手，改變生活」跟本集團與日常生活息息相關的業務遙遙呼應。

前景

二零零二年，香港的通縮依然，全球的經濟放緩，不論在經濟還是政治，也充滿著各種不明朗的因素，所以我們本年度的業績是在一片艱難的環境下實踐出來。營商環境雖然挑戰滿途，但本集團已經為未來的發展奠定了堅固的基礎。在缺乏重大的物業發展業務收益之下，二零零二年的盈利仍然保持穩定，證明我們在二零零零年六月進行的集團重組已收初步成效。在過去二至三年，我們已經重整業務組合，減少對物業發展的依賴，轉至專注經銷業務。

A NEW BRAND IDENTITY

In September 2002, CRH undertook a corporate branding campaign to promote and enhance its brand identity. The four "person" (人) Chinese characters embedded in our new logo represent four aspects of the China Resources culture --- dedication to people, growth driven by people, respect for people and improvement to the lives of people. Together with our parent company, the Group is committed to enrich people's lives and deliver maximum value to our customers, shareholders and employees. Through innovation and enhancement, the Group aims for achieving leadership positions in our core businesses over the medium to long term. Our corporate tagline "Better Life Together" also echoes the Group's existing businesses that are, by and large, tightly related to daily lives.



PROSPECTS

The 2002 results were achieved in a difficult year marked by continuing deflation in Hong Kong, global economic slowdown as well as a high degree of economic and political uncertainty. Despite the challenging environment, the Group has been laying solid foundation for its future. We have seen the initial results of our restructuring exercise announced in June 2000 as evident from the earnings stability in 2002 in the absence of significant property development profit. Over the past two to three years, we have restructured our business portfolio to reduce the reliance on property development and focus on distribution businesses.

我們已經透過收購和內在增長，加快在中國內地零售市場的投資步伐。本集團鎖定目標，希望中國內地的零售業務在五年內實踐500億元人民幣的營業額，帶動公司的發展。本集團成功收購華潤萬佳有限公司(「華潤萬佳」，前稱萬佳百貨股份有限公司)和蘇果超市有限公司，都是實現本集團零售大計的重要一步。而且，我們已經替超級市場展開全新形象活動。本集團將會設計一個形象獨特鮮明的品牌形象，推行全國。世貿開拓了直接進入中國市場的大道，也加劇了超級市場行業的競爭。為了在一片競爭之中脱穎而出，我們已經強化本身的供應鏈、加強區域的優勢、提高成本效益及廣招優秀人才。當我們的零售大計在二零零六年成功落實後，我們的盈利基礎將可增強，帶來更多經常收入。

此外，我們的供應鏈相關業務，包括食品、飲品和紡織等業務已經準備就緒，物色中國內地的增長契機，為我們的零售業務帶來協同效益。雖然香港的業務飽受連續三年的通縮和高企的失業率影響，但業務在本年度卻展示出強勁的回升力，帶來穩定的現金流量。在回顧年度內，本集團來自中國內地的收益和除税前盈利比例，由截至二零零一年十二月三十一日止年度的31.9%和12.5%分別增至42.4%和29.5%。

在可預計的情況下，我們期待本集團於二零零三年繼續達到理想業績，而中國內地的營業額將超前香港。我們有十足的信心，本集團有持久毅力可在競爭激烈的市場中突圍而出。

We have also increased the pace of our investment in the mainland retailing market, through acquisitive and organic growth. The Group aims to achieve a total retailing turnover of RMB50 billion in the Chinese Mainland in five years' time to lead further corporate development. The successful acquisitions of China Resources Vanguard Co., Ltd. ("CR Vanguard", formerly known as China Vanguard Supermarket Department Co., Ltd.) and Suguo Supermarket Co., Ltd. 蘇果超市有限公司 are important steps to implement our retailing plan. We have also commenced a re-branding program for our supermarket business. A national brand with traits that can clearly be distinguished from another will be created. As WTO broadens direct access to the mainland market, competition is increasing especially in the supermarket sector. To succeed in competition, we are strengthening our supply chain, building up district dominance, improving cost efficiency and recruiting talents. Upon successful implementation of our retailing plan by the end of 2006, our earnings base will be enlarged and become more recurrent.

In addition, our supply chain-related operations, including food, brewery and textile, are well positioned to seek growth opportunities in the Chinese Mainland to bring synergies to our retail businesses. Though businesses in Hong Kong were restrained by the effects of more than three years of price deflation and high unemployment rate, they had displayed strong resiliency during the year and contributed stable cashflow. For the year under review, the proportion of the Group's revenue and profit before taxation from the mainland has increased to 42.4% and 29.5% respectively, compared with 31.9% and 12.5% during the year ended 31 December 2001.

Barring any unforeseeable circumstances, we expect the Group to achieve satisfactory results for 2003 and the turnover from the Chinese Mainland to exceed Hong Kong. We are confident of our long-term ability to excel in a competitive market environment.

僱員

於二零零二年十二月三十一日，本集團除其聯營公司以外僱用約66,000人，其中約63,000人在中國內地僱用，其餘主要駐守香港。本集團僱員按其工作性質及市況收取薪酬，附以獎勵計劃，以現金花紅和購股權形式鼓勵個人表現。本公司的舊購股權計劃已終止，並以於二零零二年一月三十一日股東大會上通過採納新購股權計劃取代。詳情茲概述於董事局報告內。

致謝

本人謹代表董事局全體同仁，感謝陳威武先生在過去的寶貴貢獻。陳威武先生已經因為私人理由，辭去本集團執行董事一職。本集團董事謹熱烈歡迎董事局新成員 — 新任獨立非執行董事李家祥議員。我們深信，憑著他在擔任公職、會計實務和專業管理上的豐富經驗，李議員定會成為董事局又一要員。

最後，本人對於員工在過去一年努力不懈及辛勤工作致以衷心謝意。

寧高寧
主席
香港，二零零三年四月三日

EMPLOYEES

As at 31 December 2002, the Group excluding its associated companies employs approximately 66,000 people, of which approximately 63,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options. A new share option scheme to replace the old one was approved by the shareholders in the general meeting on 31 January 2002. Details of the scheme are described in the Report of the Directors.

APPRECIATION

On behalf of the Board of Directors, I would like to express our sincere thanks for the valuable contributions given by Mr. Chan Wai Mo, who has recently resigned as the Group's executive director for personal reasons. Directors of the Group would also like to welcome a new member to the Board, Dr. the Hon Li Ka Cheung Eric as independent non-executive director. We believe that with his extensive experience in public services, accountancy and professional management, Dr. Li will become another valuable member of the Board.

Finally, we acknowledge our gratitude to our employees for their commitment and hard work during the year.

NING GAONING
Chairman
Hong Kong, 3 April 2003

管理層討論與分析
MANAGEMENT DISCUSSION AND ANALYSIS

業務回顧

石油及化學品經銷

本集團的石油及化學品經銷業務主要在香港及中國內地從事石油、石油氣和化學產品的市場推廣及經銷。

回顧年度內，全球經濟不明朗，中東地區戰雲密佈，市場憂慮中東的石油供應，加上中亞一帶異常寒冷的冬天，都對原油和石油產品的供應和價格造成影響。原油價格由二零零二年初每桶21美元，飆升至年底時每桶31美元。儘管出現上述各項的波動改變，本業務在二零零二年仍能取得佳績。



本業務在二零零二年度的營業額錄得港幣10,500,800,000元，比去年上升6.2%。二零零二年度的未計公司總部利息及費用前純利為港幣284,700,000元，比二零零一年增長24.9%。

石油業務在二零零二年度錄得營業額港幣8,076,800,000元，比去年上升2.1%，整體銷量維持去年水平。與去年比較，柴油銷量下跌17.4%，燃料油和航空煤油分別上升3.3%及19.4%。雖然原油價格波動和業界競爭令柴油和航空煤油面對售價下調的壓力，但中央購貨和改善物流控制卻提高了本業務的盈利。香港的石油氣業務在回顧年度內表現平穩。

香港的石油及石油氣加油站的銷量於二零零二年度錄得19.7%升幅。由於香港政府引進石油氣環保的士，令使用石油氣的車輛數目不斷增長，再配合兩

REVIEW OF OPERATIONS

PETROLEUM AND CHEMICAL DISTRIBUTION

The Group's petroleum and chemical operation is engaged principally in the marketing and distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland.

Uncertain world economy, fear of wars, concern on the oil supply from the Middle East and the unusual cold winter in Central Asia impacted the supply as well as the prices of oil and the petroleum products during the year under review. Oil prices have risen sharply from US$21 per barrel at the beginning of 2002 to US$31 at the year end. Despite all these volatilities, the petroleum operation achieved a favourable performance in 2002.

Turnover for the year of 2002 for this segment was HK$10,500.8 million, an increase of 6.2% compared with last year. Net profit before corporate interest and expenses for the year of 2002 was HK$284.7 million, an increase of 24.9% over that of 2001.

The petroleum operation reported a turnover HK$8,076.8 million for the year of 2002, representing an increase of 2.1% over that of last year. Overall sales volume sustained at last year level. Sales volume for diesel oil fell by 17.4% while fuel oil and aviation kerosene rose by 3.3% and 19.4% respectively over that of last year. Despite downward pressure to selling prices for diesel oil and aviation kerosene due to fluctuating crude oil prices and competition, the operation was able to enhance its profits through centralized purchase and improved logistics control. Performance of the gas operation in Hong Kong has been stable for the year under review.

Petrol and LPG stations in Hong Kong recorded an increase of 19.7% in sales volume for the year of 2002. As to LPG sold at own stations, overall sales volume soared by 28.4% over last year as a result of the introduction

個新增的石油氣加油站，造就了自營加油站的石油氣總銷量比去年急升28.4%。雖然近日石油氣購入成本上漲，但港府每六個月預設的石油氣價格上限卻令價格無法及時調整，導致盈利貢獻額下跌。此外，香港主要的石油經銷商已經開始在本身的油站加設石油氣補充設施，預期將令競爭加劇。至於中國內地油站的銷量，預期在二零零三年可於直銷業務的配合下改善。年終時，本集團在香港有19個石油及石油氣加油站，在中國內地有22個石油加油站。本集團在本年度成功取得一個位於澳門的加油站經營權，預期可在二零零三年投入服務。在回顧年度內，本集團的加油站嚴格遵守安全標準，令保險費用不升反跌。

of environmental friendly LPG taxis by the Hong Kong Government and an addition of 2 new LPG stations. Despite the purchased cost of LPG went up lately, the LPG ceiling prices pre-set by the HK government every six months has precluded timely price change, causing decline in profit contribution. In addition, competition is expected to increase as major oil distributors in Hong Kong have begun to set up LPG filling facilities in their own petrol stations. Sales for the petrol stations in Chinese Mainland are expected to improve in 2003 aided by direct account sales. At year-end, the Group operated a total of 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. During the year, the Group also secured the right to operate a petrol station in Macau which is expected to be in service in 2003. Adherence to stringent safety standards helped reduce the insurance expenses of the filling stations for the year under review.



借助於中國內地的巨大需求和不斷改善的經銷網絡，化工品業務表現出色。截至二零零二年十二月三十一日止年度，本項業務錄得營業額港幣1,005,100,000元，比較去年跳升44.2%，經營溢利達港幣33,100,000元，而去年則錄得經營虧損港幣19,700,000元。

The chemical operation enjoyed good performance due to the strong demand in the Chinese Mainland and an improved sale and distribution network. For the year ended 31 December 2002, the operation reported a turnover of HK$1,005.1 million, up 44.2% from last year and an operating profit of HK$33.1 million compared to an operating loss of HK$19.7 million last year.

在回顧年度內，海運業務錄得營業額港幣740,400,000元，比去年下跌22.4%，但經營溢利卻比去年增長77.5%至港幣25,600,000元。營業額下跌是因為船隻燃料補給的銷量減少，至於溢利增長則因為邊際利潤好轉，加上有效控制船務成本所致。

For the year under review, the marine transportation operation reported a turnover of HK$740.4 million, down 22.4% from last year and an operating profit of HK$25.6 million, up 77.5% from last year. The decrease in turnover was due to fall in the sales volume of fuel replenishment for marine vessels while the rise in profit was the result of improved profit margins and effective cost control over vessel operations.

本集團預期全球油價短期內仍會波動，本集團將會採取審慎措施，減低對業務表現的影響。

The Group anticipates fluctuation of the oil prices to continue in the near term and will take prudent measures to mitigate the effects to its business performance.

零售

過往兩年，香港經濟飽受通縮、樓價持續下滑、失業率高企等負面影響。不論香港還是中國內地的零售業，都存在激烈的競爭。在一片陰霾的經濟環境下，消費者對售價格外敏感，零售商因此需推出大減價及會員計劃，爭相汲取日漸減少的消費額。本集團的零售業務在截至二零零二年十二月三十一日止年度錄得營業額港幣6,344,200,000元，比去年上升57.6%，未計公司總部利息及費用前純利則達港幣24,300,000元，較去年減少21.4%。



超級市場

本集團目前在香港和中國內地合共經營近460間店舖，其中包括自營店鋪及一些在中國內地的特許經營店舖。本集團在二零零二年七月以人民幣372,000,000元(港幣350,000,000元)收購華潤萬佳65%的股權後，躋身為華南地區最大的單一超級市場集團。本集團在二零零二年九月以人民幣232,000,000元(港幣217,000,000元)的代價收購蘇果超市有限公司39.25%的股權，鞏固中國內地的零售業務。中國內地業務所佔的營業額由二零零一年的29.5%增至二零零二年的62.7%，自營店鋪由254間增至316間，加強對中國內地業務的重視。本集團在二零零三年會增設更多新店，拓展超級市場的業務。

超級市場業務在截至二零零二年十二月三十一日止年度錄得營業額港幣4,386,300,000元，比去年跳升97.3%，然而未計公司總部利息及費用前的虧損為港幣9,600,000元，較二零零一年的溢利港幣2,900,000元減少。本集團應佔超級市場二零零二年息税折舊和攤銷前的盈利達港幣127,000,000元。整體息稅折舊和攤銷前的盈利率維持去年2.9% 的水平。

RETAIL

In the past two years, the economy of Hong Kong was affected adversely by deflation, falling property prices and high unemployment rate. Competition was fierce in the retail sector both in Hong Kong and the Chinese Mainland. Amidst the uncertain economy, consumers were very price sensitive. Retailers had to offer generous discounts and loyalty programs to compete for the dwindling dollars. For the year ended 31 December 2002, the retail segment reported a turnover of HK$6,344.2 million, up 57.6% against last year and a net profit before corporate interest and expenses of HK$24.3 million, down 21.4% compared to last year.

SUPERMARKET

The Group currently operates close to 460 stores in Hong Kong and the Chinese Mainland. The number includes self-operated stores and some franchised stores in the mainland. The Group became the single largest supermarket group in South China Region, after acquiring a 65% equity interest in CR Vanguard in July 2002 at a consideration of RMB372 million (HK$350 million). In September 2002, the Group also acquired a 39.25% equity interest in Suguo Supermarket Co., Ltd. 蘇果超市有限公司 for a consideration of RMB232 million (HK$217 million) in order to strengthen its retail operations in the Chinese Mainland further. The share of turnover for the Chinese Mainland's operations grew from 29.5% in 2001 to 62.7% in 2002 as the number of self-operated stores went up from 254 to 316, witnessing the shift of reliance to the Chinese Mainland operations. The Group will continue to expand its supermarket operation through new store opening in 2003.

For the year ended 31 December 2002, the supermarket operation reported a turnover of HK$4,386.3 million, up 97.3% from last year and a net loss before corporate interest and expenses of HK$9.6 million against a net profit of HK$2.9 million in 2001. Earnings before interest, tax, depreciation and amortization ("EBITDA") of the supermarket operation attributable to the Group for 2002 amounted to approximately HK$127.0 million. Overall EBITDA margin was maintained at last year's level of 2.9%. For the year under review,

包羅萬有，
增添萬家色彩…

all embracing, bringing
a world of colours to
every home…



在回顧年度內，新收購的華潤萬佳業務帶來港幣2,200,000元的溢利。是項業績已經包括因二零零二年新店數目急升，而帶來較大的一次性開店前期費用，以及收購華潤萬佳65%的股權後，五個月的商譽攤銷港幣3,900,000元。營業額突飛猛進，原因是本集團在二零零二年七月收購華潤萬佳之後，中國內地的店舖數目大增所致。

the newly acquired operations from CR Vanguard contributed a profit of HK$2.2 million. Such results included relatively high upfront store opening expenses of one-off nature as a result of significant increase in number of new stores opened in 2002 as well as a goodwill amortization of HK$3.9 million for five months associated with the acquisition of a 65% equity interest of CR Vanguard. The robust growth in turnover was due to acquisition of CR Vanguard in July 2002 and substantial increase in number of stores in the Chinese Mainland.

本集團已經開始更新中國內地的店舖模式，迎合客戶需要，迎合市場環境轉變，而且亦開展了全新公司形象活動，以建立全國性品牌。

To keep up with customer needs and changing market scenes, the Group has taken steps to revamp its store formats for its Chinese Mainland operations. A re-branding program has also commenced to establish a national brand.

鑑於中國內地零售業持續增長，本集團透過擴展營運規模，提高內部效益。對於中國內地零售業務日後的持續增長及盈利改善表現十分樂觀。

Given the continuous expansion of the retail sector in the Chinese Mainland, the Group is optimistic to sustain the growth and to improve the profit performance of its Chinese Mainland retail operation in the years ahead through a larger operational scale and enhancement in internal efficiency.

品牌時尚產品經銷

本集團在中國內地的品牌時尚產品經銷業務穩步上揚。本集團目前在指定的城市經銷18個在國際享負盛名的品牌，截至二零零二年底為止，自營和特許經營時裝店的數目已經由去年底大約570間增至761間。早年開發品牌所投入的大量開辦費已開始得到回報。本集團會不時評核各店舖和各品牌的表現，考慮結束盈利不高或無利可圖的店舖，以及放棄發展潛力有限的品牌。本集團會繼續擴充業務，開設新店，完善分銷網絡，提高本集團的市場份額。

BRAND-FASHION DISTRIBUTION

The Group's brand fashion distribution business in the Chinese Mainland continues its stable growth. The operation currently distributes 18 internationally acclaimed brands in designated cities and operates a total of 761 self-operated and franchised boutiques at the end of December 2002 compared to 570 last year. The substantial startup costs incurred in previous years for brand development begin to be paid off. From time to time, the Group will appraise the performance of individual shop and brand such that shop that offers little or no profit will be considered for closure while brand with limited development potential will be pulled out. In order to increase market share, the Group will continue to expand by opening new shops and growing the distribution network.

本業務在回顧年度內錄得營業額港幣893,600,000元，比去年上升28.0%，未計公司總部利息及費用前純利則由二零零一年減少4.0%至港幣4,500,000元。營業額強力增長，主要是二零零二年不斷擴充店舖的成效。

For the year under review, the operation reported a turnover of HK$893.6 million, up 28.0% from that of last year and a net profit before corporate interest and expenses of HK$4.5 million, down 4.0% against 2001. The strong growth of turnover was mainly due to continuing store expansion in 2002.

香港零售

本集團目前在香港經營以華潤百貨、中藝和CR Care華潤堂為名的零售店舖。CR Care 華潤堂的英文前稱是CRC Medichall。本業務在二零零三年一月為零售店鋪推出新形象。

本集團為了配合瞬息萬變的市場需求，已經採取策略部署，將傳統的百貨公司逐步轉型為品類店。在二零零二年度，因業主收樓重建，本集團結束了位於中環的華潤百貨商場，重新裝修了灣仔和星光行的中藝商場，中藝經營中高檔工藝首飾和傳統服裝的形象更加突出，另外，旺角的華潤百貨商場將於二零零三年四月底結業，而太古廣場的中藝商場亦會按新形象重新裝修。二零零三年一月，本業務以全新的「華潤堂CR Care」之名，在土瓜灣開設了第一間超級店。新店佔地12,000平方呎，售賣參茸藥材、中西成藥、個人護理用品、保健食品、海味乾貨、家居用品、運動用品等，同時還提供診症服務。此項全新以健康生活為主題的品類店拓展將是香港零售業務未來的主營業務之一，而中藝亦將拓展為時尚化，品味化的知名品牌店。

香港的零售業務在截至二零零二年十二月三十一日止年度錄得營業額港幣1,064,300,000元，比去年減少3.6%，未計公司總部利息及費用前純利港幣29,400,000元，比去年上升26.3%。結束兩間百貨公司，所以業務表現受到影響。

HONG KONG RETAIL

The Group currently operates a chain of retail stores in Hong Kong under the name of CRC Department Store 華潤百貨, Chinese Arts & Craft Stores ("CAC") 中藝 and CR Care store 華潤堂. CR Care was previously known as CRC Medichall. The rebranding exercise was carried out in January 2003.

To cope with the changing market needs, the Group has taken strategic moves to gradually convert its traditional department stores to specialised stores. During the year of 2002, the Group closed its CRC Department Store at Central due to re-development of the building by its owner. The Group also redecorated the CAC Store at Wanchai and Star House respectively in order to create more prominent image for the store to market its medium to high-end arts and crafts products, jewelry and traditional costumes. The CRC Department Store at Mongkok will be closed by April 2003 while the CAC Store at Pacific Place will be redecorated based on the newly defined image. In January 2003, the first super-sized 華潤堂 CR Care store was opened under the new logo at To Kwa Wan. The new store occupies a total floor area of 12,000 square feet and offers Chinese herbs and medicines, western drugs, personal care products, health foods, dried seafood products, sports gears and household items etc. In addition, the store also provides medical consultation service. The development of specialised stores along with the brand new theme of "healthy life" will form an important part of Hong Kong retail's core business while CAC stores will be developed as stores of vogue promoting sale of Chinese arts and craft items.


華潤堂
CRCare

For the year ended 31 December 2002, the Hong Kong retail operation reported a turnover of HK$1,064.3 million, down 3.6% from that of last year and a net profit before corporate interest and expenses of HK$29.4 million, up 26.3% compared to 2001. The performance was affected by the closure of 2 department stores.

無微不至，
關懷生活點滴...

taking the utmost
care of every details
in your life...







食品加工及經銷

儘管香港目前經歷的經濟困境，本集團的食品加工及經銷業務表現相對地平穩。

食品加工及經銷業務在截至二零零二年十二月三十一日止年度錄得營業額港幣4,803,400,000元，比二零零一年減少16.5%，未計公司總部利息及費用前純利為港幣336,800,000元，比去年減少15.1%。消費不振及二零零二年一月取消出口至香港之冷凍肉食配額獨家代理權均導致收益減少。若剔除因二零零一年支付港幣13億元股息後而導致利息收入減少的影響，二零零二年純利比去年只微跌3.7%。

食品經銷業務在截至二零零二年十二月三十一日止年度的經營溢利比去年下跌4.5%。溢利下跌是因為二零零一年爆發禽流感和泰國凍肉暫停進口，令活豬需求異常殷切，才造成本業務的經營溢利下跌的錯覺。在回顧年度內，實力雄厚的銷售隊伍協力成功推出新產品，加上日漸增多的新客戶，令食品經銷業務的綜合及其他食品的營業額比二零零一年增長11.3%，經營溢利上升22.7%。透過審慎的市場策略和增加直接進口海外和中國內地凍肉，本集團凍肉的毛利率上升5.4個百分點。此外，本集團為提高香港市場份額，積極推廣五豐品牌的鮮肉、冰鮮肉和凍肉，成績理想。



FOOD PROCESSING AND DISTRIBUTION

Despite the difficult economic environment in Hong Kong the performance of the Group's food processing and distribution operation was relatively stable.

For the year ended 31 December 2002, the operation reported a turnover of HK$4,803.4 million, a decrease of 16.5% from that of 2001 and a net profit before corporate interest and expenses amounted to HK$336.8 million, a decrease of 15.1% compared with that of 2001. The decline in revenue was mainly due to weak consumption and lifting of the quota on frozen meats export to Hong Kong in January 2002. Excluding the effect of reduced interest income caused by the dividend payment of a HK$1.3 billion made in 2001, net profit in 2002 only fell slightly by 3.7% compared to that of last year.

Operating profit for the food distribution operation for the year ended 31 December 2002 was 4.5% below that of last year. The decline was distorted by the exceptionally high demand for live pigs, triggered by the outbreak of bird flu and suspension of chilled meat from Thailand during the year of 2001. For the year under review, the grocery and other food products within the food distribution operation reported an increase of 11.3% in turnover and 22.7% in operating profit over 2001, due to successful launch of new products through strong sales team and growing number of new customers. Through prudent marketing strategy and increased direct sourcing of foreign and Chinese Mainland meat products, the Group has improved the gross profit margin of frozen meats substantially by 5.4 percentage points. In order to enhance the market share in Hong Kong, the operations have been actively promoting the fresh, chilled and frozen meat under the brand name 五豐 with satisfactory results.

冰淇淋和凍肉加工業務因為網絡擴充、產品種類增加及毛利改善，令整體表現理想。截至二零零二年十二月三十一日止年度的營業額比去年增長19.5%，經營溢利跳升14.9%。

The ice-cream and frozen food processing operation enjoyed satisfactory performance, due to expansion of the sales network, increase of products variety and improved margins. For the year ended 31 December 2002, turnover rose 19.5% and its operating profit jumped 14.9% compared to that of last year.

經濟不景，本集團在歐洲市場面對南美鮮蝦供應商更大的競爭，加上日本市場的消費亦同時減少。全球經濟放緩，導致海水蝦和金槍魚在二零零二年的售價下跌。然而，燃油價格逆市上漲，帶動運輸成本上升，令遠洋捕撈和水產品加工業務的營業額即使維持去年相若水平，經營溢利則比二零零一年減少。



The poor economy has caused competition from South American prawn suppliers in European market to intensify and consumption in Japanese market to decline. Poor global economy caused the selling prices of prawns and tuna to decline in 2002. However the transportation cost increased substantially due to the soaring fuel price. As a result, even though turnover was maintained at last year's level, operating profit for the marine fishing and aquatic product processing operation has decreased compared to 2001.

儘管屠場截至二零零二年十二月三十一日止年度的屠宰量和收益比去年減少，但屠宰及其他業務的經營溢利因效率提升及有效地控制成本而上升5.2%。

For the year ended 31 December 2002, abattoir and other operation reported a 5.2% increase in operating profit over that of last year, due to enhanced efficiency and effective cost control despite a slight decline in slaughtering volume and revenue.

本集團於二零零三年三月成立一間合營公司，負責在上海興建一所先進的肉食加工中心，為進軍內地市場奠下基石。

In March 2003, the Group set up a joint venture to construct a modern meat processing centre in Shanghai, laying the cornerstone for entering the mainland meat market.

樂觀展望，中國內地蓬勃向上的經濟正好為本集團創造良機，擴充目前在內地的業務，提高市場份額。

On a brighter note, the buoyant economy of the Chinese Mainland has provided the Group with the opportunities to expand its existing businesses and market share there.


SNOW
雪花啤酒

細味淺嚐，
共享悠然時光...

taking the
refreshing sip,
sharing relaxing
moment...



飲品

本集團是國內第二大啤酒廠，銷售量上升62.3%至2,343,748千升。中國內地的啤酒業正處於整合期，小數大型的釀酒廠相繼出現。本集團會繼續在目標地區進行收購，壯大生產能力，繼續實現本身的發展策略。本集團亦會加強「雪花」牌的宣傳力度，提高其市場份額和盈利能力。「雪花」牌的銷量上升37%至442,000千升，其中約一半在瀋陽以外銷售。

本集團在二零零二年四月收購了位於武漢市的一家新釀酒廠，及在二零零二年十二月購入位於盤錦的一家新釀酒廠，使總釀酒廠數目增至28間，整體年生產能力高達約4,000,000千升。新的釀酒廠順利與業務融合，創出良好的協同效益。於二零零二年十二月，本集團收購了位於瀋陽的一間釀酒廠的少數股東權益，亦在二零零三年一月，收購位於北京的一間釀酒廠的70%股權。

本業務在截至二零零二年十二月三十一日止年度錄得營業額港幣3,738,100,000元，比去年增長54.9%，未計公司總部利息及費用前的純利達港幣100,100,000元，比去年上升64.5%。大部份增長是因為本集團分別在二零零一年底收購了四川藍劍釀酒廠和在二零零二年收購武漢的釀酒廠所致。

啤酒和淨水在二零零二年度的銷量分別達2,343,748千升和279,777千升，分別比去年上升62.3%和17.7%。若剔除新收購的業務，啤酒銷量在回顧年度錄得5.2%的內涵增長。

BEVERAGE

The Group is the second largest brewer in the mainland with sales volume rising 62.3% to 2,343,748 kilolitres. China's beer industry continues to undergo consolidation with the emergence of a small number of large brewery groups. The Group will continue to play a role in this consolidation by expanding production capacity through acquisitions in targeted regions. Promotions are gearing up for the Group's national brand "Snow 雪花", to enhance its market share and profitability. Sales volume of Snow increased by 37% to 442,000 kilolitres, of which about half were sold outside Shenyang.



The Group acquired a new brewery in Wuhan City in April 2002 and a new brewery in Panjin in December 2002, bringing the total number of breweries to 28 and a combined annual production capacity of approximately 4 million kilolitres as of December 2002. Integration of the new breweries is progressing well with positive synergy effect. In December 2002, the Group acquired the minority interest for its brewery at Shenyang and in January 2003 also acquired a 70% equity interest for a brewery in Beijing.

For the year ended 31 December 2002, the operation reported a turnover of HK$3,738.1 million, an increase of 54.9% over last year and a net profit before corporate interest and expenses of HK$100.1 million, an increase of 64.5% compared to last year. A large portion of the growth is attributable to the Group's acquisitions including the Sichuan Blue Sword in late 2001 and the brewery in Wuhan in 2002.

Sales volume for beer and purified water for the year of 2002 amounted to 2,343,748 kilolitres and 279,777 kilolitres respectively, showing an increase of 62.3% and an increase of 17.7% over that of last year. Discounting the new acquisitions, an organic growth of about 5.2% in the sales volume for beer was recorded for the year under review.



精挑細選，
締造優越品味…
carefully selected to cultivate a refined life style…

紡織

本集團於二零零二年一月以港幣940,000,000元的代價，向母公司 — 華潤集團收購紡織業務。所收購的紡織業務自一九五零年代末開展以來，已成為紡織業鼎尖領導公司之一，主要在中國內地從事製造和經銷紡織及成衣的業務，擁有穩健的進出口網絡，雄厚的供應以及遍佈全球的客戶。本集團已經在二零零二年五月收購了位於山東多個業務單位的少數股權，以及在二零零二年十一月收購位於河北一間公司的控股權益，務求鞏固紡織業務的管理工作。為了減省所收購業務的經營和生產成本，協助本集團落實計劃，提高在中國內地高度分散的紡織成衣業的市場份額，本集團於二零零三年二月宣佈以人民幣163,500,000元的代價，收購深圳的一間上市公司 — 華潤錦華有限公司的51%股權。是項收購仍有待監管機關審批，包括提出全面收購建議的豁免權，方告完成。此外，本集團亦於二零零三年三月訂立另一項協議，收購位於江蘇的一項紡織生產業務。為了提高品質，從而改善毛利，本集團已經在二零零二年底展開一項計劃，利用內部資源，以先進機器取替舊有機器。美國西岸港口在二零零二年九月的工潮並沒有嚴重影響成衣出口的業務。

紡織業務在截至二零零二年十二月三十一日止年度錄得營業額港幣2,521,500,000元，未計公司總部利息和費用前純利達港幣164,300,000元。在回顧年度內，就華潤集團訂明的盈利保證要求的港幣160,000,000元已經達到。

本集團對於紡織業務非常樂觀，相信更新後的技術在發揮影響力後，業務將會更具競爭力，同時帶來更理想的回報。

TEXTILES

The Group acquired the textile business from its parent, CRH, in January 2002 for a consideration of approximately HK$940 million. The textile business, established in the late 1950s, is one of the leading players in the textile industry engaging in the manufacturing and distribution of textiles and garments in the Chinese Mainland. The acquired business has an established network for imports and exports with a strong base of supply and customers around the world. In order to strengthen the management for the textile operation, the Group also acquired the minority interests of several operating units in Shandong in May 2002 and a controlling interest in a company in Hebei in November 2002. With a view to reduce operational and production costs of the acquired business and to facilitate the Group's plan to increase its market share in the highly fragmented textiles and garment manufacturing industry in China, the Group announced in February 2003 the acquisition of 51% interests in China Resources Jinhua Co. Ltd., a Shenzhen-listed company, for a consideration of RMB163.5 million. The completion of acquisition is subject to regulatory approvals including a mainland waiver from making a general offer. In addition, the Group entered into an agreement in March 2003 to acquire a textile production operation in Jiangsu. In order to upgrade product quality aimed at improving profit margins, the Group has started a program in late 2002, funded through internal resources, to replace old machines with advanced ones. The west coast port lockout in the United States in September 2002 has insignificant effect to the garment exports business.

For the year ended 31 December 2002, the operation reported a turnover of HK$2,521.5 million and a net profit before corporate interest and expenses of HK$164.3 million. Under the provision of profit guarantee from CRH, the guaranteed profit at HK$160.0 million was met for the year under review.

The Group is optimistic that the operation will turn more competitive in the market place and contribute good returns when the effects of technical upgrade begin to take root.

物業

在回顧年度內，香港的樓市一片淡靜。辦公室和工業物業的淨租金繼續下滑，回復至一九八八年的水平。樓市下滑影響本集團的租金收入，但物業出租率依然維持高企。

物業業務在截至二零零二年十二月三十一日止年度錄得營業額港幣540,800,000元(二零零一年：港幣1,478,900,000元)，未計公司總部利息及費用前純利港幣220,800,000元(二零零一年：港幣512,700,000元)。營業額和盈利較二零零一年遜色，反映本集團已經採取政策轉攻零售業務。

物業發展

本集團在香港的物業發展業務，包括灝景灣發展項目的55%權益，在截至二零零二年十二月三十一日止年度錄得營業額港幣70,800,000元(二零零一年：港幣999,200,000元)，未計公司總部利息及費用前純利港幣12,300,000元(二零零一年：港幣208,000,000元)。灝景灣項目已經竣工，大部份住宅單位已在過往年度售出。在二零零二年底時，僅餘三個住宅單位待售，500個停車位有211個已經售出及有266個已經租出。

PROPERTY

The property market in Hong Kong was lackluster for the year under review. Net rentals of office and industrial properties continued to slide and had returned to the level in 1988. The Group's rental income was affected by property downturn but occupancy rates remained high.

For the year ended 31 December 2002, the property operation reported a turnover of HK$540.8 million (2001: HK$1,478.9 million) and a net profit before corporate interest and expenses HK$220.8 million (2001: HK$512.7 million). The decline in turnover and profit compared to 2001 reflects the Group's strategy to shift its focus to retail-led businesses.



PROPERTY DEVELOPMENT

For the year ended 31 December 2002, the Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$70.8 million (2001: HK$999.2 million) and a net profit before corporate interest and expenses of HK$12.3 million (2001: HK$208.0 million). The developments have been completed with all residential units substantially sold in prior years. At end of 2002, only 3 residential units were left unsold. Of the 500 car parks, 211 have been sold and 266 leased as at end of 2002.

收租物業

本集團的零售物業位於香港黃金地段，包括銅鑼灣、旺角、尖沙咀和荃灣，總樓面面積約達398,000平方呎。本集團位於南豐中心的新之城，針對年青新一代，自從二零零零年開業以來，租金收入一直保持穩定增長。憑著這次成功經驗，本集團遂決定在二零零三年翻新位於旺角的零售物業，以革新裝修和鮮明主題吸引和挽留客戶。截至二零零二年十二月，大部份零售物業都已經租出。本集團持作工業和辦公室用途的收租物業，總樓面面積分別約達812,000平方呎和163,000平方呎。

本集團的收租物業包括零售店舖、辦公室和工業單位，在截至二零零二年十二月三十一日止年度錄得營業額港幣286,500,000元(二零零一年：港幣309,400,000元)，未計公司總部利息及費用前純利港幣148,500,000元(二零零一年：港幣242,500,000元)。本集團已為本業務投資物業在截至二零零二年十二月為止的重估減值計提港幣78,600,000元的撥備，其中港幣57,400,000元已在集團的綜合損益表內反映和港幣21,200,000元在儲備反映。

本集團是香港經營貨倉和冷倉倉庫的主要公司之一，倉庫樓面面積有1,550,000平方呎。經濟持續疲弱，令貨倉和冷倉倉庫的佔用率由去年的91%和90%下滑至今年的89%和86%。儘管競爭加劇，需求偏軟，本業務的營業額仍然有平穩表現，營業額錄得港幣183,500,000元(二零零一年：港幣170,400,000元)，純利達港幣60,000,000元(二零零一年：港幣62,200,000元)。

RENTAL PROPERTIES

The Group's retail properties are located in the prime Hong Kong districts including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan, occupying a total floor area of about 398,000 square feet. The Group's New Town Mall 新之城 at Nan Fung Centre, targeting younger generations, has enjoyed stable growth in rental income since opened in 2000. Riding on this success, the Group will take steps in 2003 to revamp its retail properties at Mongkok with innovative decors and distinctive themes to attract and retain customers. As of December 2002, most retail properties were fully leased. The Group's rental properties held for industrial and office use, has a total floor area of approximately 812,000 square feet and 163,000 square feet respectively.

For the year ended 31 December 2002, the Group's rental properties segment, which comprises retail stores, office and industrial premises, reported a turnover of HK$286.5 million (2001: HK$309.4 million) and a net profit before corporate interest and expenses of HK$148.5 million (2001: HK$242.5 million). A provision of HK$78.6 million has been made, of which HK$57.4 million was reflected in the Group's consolidated profit and loss account and HK$21.2 million to the reserves, to reflect the decline in value for the investment properties as of December 2002.

The Group is one of the major godown and cold storage owners and operators in Hong Kong with a total floor area of 1,550,000 square feet. Due to the weak economy, occupancy rates for godown and cold storage operations dropped from last year's 91% and 90% to this year's 89% and 86% respectively. Despite the growing competition and low demands, the operation still reported a stable performance in turnover of HK$183.5 million (2001: HK$170.4 million) and net profit of HK$60.0 million (2001: HK$62.2 million) for the year under review.

投資及其他業務

截至二零零二年十二月三十一日止年度，本集團的其他投資錄得營業額分別為港幣518,400,000元(二零零一年：港幣774,300,000元)，未計公司總部利息及費用前純利港幣407,300,000元(二零零一年：港幣169,500,000元)。

若剔除二零零一年出售資產的港幣59,100,000元收入，以及出售銀行業務投資的已確認虧損港幣292,000,000元，二零零二年度的溢利實質增加1.2%。



貨櫃碼頭

本集團擁有HIT Investments Limited 的10%權益。香港和鹽田深水港共同服務深圳和華南市場，合併吞吐量和息稅前盈利均分別錄得21%和11%的增長。

建築物料

雖然建築材料業務在回顧年度的表現受稀疏的建築活動影響，但本集團對長遠前景仍然審慎樂觀，因為港府仍會利用大量投資基建項目來維持香港的競爭力。港府已經宣佈出多個重點發展項目，包括維多利亞港、運輸建設、市區重建、興建港口和新市鎮等。這些興建項目均可帶動混凝土的需求。

本業務在截至二零零二年十二月三十一日止年度錄得營業額港幣391,500,000元，比去年減少41.3%，未計公司總部利息及費用前純利為港幣53,300,000元，比去年下降62.4%。

於二零零三年三月二十六日，本集團宣佈建議透過向股東分派股份，重組預拌混凝土業務，務求精簡和專注核心業務。

INVESTMENTS AND OTHERS

For the year ended 31 December 2002, the Group's other investments reported a turnover of HK$518.4 million (2001: HK$774.3 million) and a net profit before corporate interest and expenses of HK$407.3 million (2001: HK$169.5 million).

Excluding the asset disposal income of HK$59.1 million and the loss recognised of HK$292.0 million for the investment in banking business in 2001, profit for the year of 2002 increased by 1.2%.

CONTAINER TERMINAL

The Group has a 10% interest in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations, which together serve the Shenzhen and Southern China manufacturing basin, reported combined throughput growth of 21% and EBIT growth of 11%.

BUILDING MATERIALS

While the performance for the year under review was affected by low construction activities, the Group is cautiously optimistic of its longer-term prospect as the government attaches great importance to invest in infrastructure to maintain Hong Kong's competitiveness. The Hong Kong government has announced various key focus areas for developments including Victoria Harbour, transportation, urban renewal, ports and new towns etc. All these construction activities will generate positive demand for concrete.

For the year ended 31 December 2002, the operation reported a turnover of HK$391.5 million, a decrease of 41.3% from that of last year and a net profit before corporate interest and expenses of HK$53.3 million, a decrease of 62.4% as compared to 2001.

On 26 March 2003, the Group announced a proposal to restructure the ready-mixed concrete business by way of distribution in specie of its equity in such business to shareholders with a view to streamline and focus on its core operations.

財務回顧

資金及融資

本集團主要以內部業務所得的現金流入、股本及銀行借貸為其業務提供所需資金。在二零零二年四月全數償還175,000,000美元浮息票據，以及悉數償還港幣29億元銀團貸款後，本集團於二零零二年十二月三十一日的借貸為港幣5,429,000,000元，其中港幣2,278,500,000元於一年內到期。本集團的綜合現金達港幣3,946,100,000元。本集團於二零零二年十二月三十一日尚未動用的借貸備用額約港幣20億元（二零零一年：無）。除了本集團在二零零一年五月發行及於二零零六年五月三十一日到期的230,000,000美元可換股擔保債券以固定息率計算利息外，所有其他銀行貸款均以浮動息率計算。

以本集團的借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率維持在約9.0%的低位。

本集團大部份資產以港元、美元及人民幣訂值。於二零零二年十二月三十一日，本集團的借貸中有21.2%以港元列值、39.3%以美元列值及39.5%以人民幣列值。於二零零二年十二月三十一日，本集團在外滙合約、掉期利息或貨幣或其他金融衍生工具上並無重大風險。

本集團於二零零二年十月獲批出一項價值港幣30億元的雙重貨幣銀團貸款備用額度。美元貸款息率為倫敦銀行同業拆息加39個基點，港幣貸款息率為香港銀行同業拆息加39個基點。是項備用額度將會作為償還現有貸款及應付本集團及其附屬公司的營運資金需求。

FINANCIAL REVIEW

CAPITAL AND FUNDING

The Group finances its operations principally by cash generated from internal operations, equity capital and bank borrowings. After fully repaying the Floating Rate Notes of US$175 million in April 2002 and settling the HK$2.9 billion syndicated loan, the Group's borrowings as at 31 December 2002 was HK$5,429.0 million with HK$2,278.5 million payable within 1 year. The Group's consolidated cash amounted to HK$3,946.1 million. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2002, amounted to approximately HK$2.0 billion (2001: Nil). The US$230 million convertible guaranteed bonds, issued by the Group in May 2001 and due on 31 May 2006, are subject to fixed interest rate while all other bank borrowings are subject to floating rates.

Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 9.0%.

The Group has a substantial portion of its assets denominated in Hong Kong dollars, U.S. dollars and Renminbi. As of 31 December 2002, the Group has 21.2% of its borrowings denominated in Hong Kong dollars, 39.3% in U.S. dollars and 39.5% in Renminbi. As of 31 December 2002, the Group had no material exposure to foreign exchange contracts, interest or currency swap or other financial derivatives.

In October 2002, the Group sealed a HK$3 billion dual-currency syndicated loan facility. The interest rate has been set at 39 basis points over the London inter-bank offered rate for the United States dollar loans and 39 basis points over the Hong Kong inter-bank offered rate for the local currency. The facility will be utilized for refinancing the existing loans and general corporate funding needs for the Group and its subsidiaries.

資產質押

於二零零二年十二月三十一日，賬面淨值達港幣466,400,000元（二零零一年：港幣654,000,000元）的固定資產已質押作為港幣370,600,000元（二零零一年：短期貸款港幣438,300,000元和長期貸款港幣37,600,000元）之短期貸款的抵押品。

或然負債

於二零零二年十二月三十一日，本集團並無重大或然負債。

PLEDGE OF ASSETS

As at 31 December 2002, fixed assets with net book value of HK$466.4 million (2001: HK$654.0 million) are pledged for short-term loans in the sum of HK$370.6 million (2001: pledged for short-term loans of HK$438.3 million and long-term loans of HK$37.6 million).

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 31 December 2002

董事及高層管理人員之簡歷
BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

董事

寧高寧先生，*現年四十四歲*
於一九九九年獲提任為本集團董事會主席。彼並為華潤(集團)有限公司及中國華潤總公司之副董事長兼總經理和華潤置地有限公司之主席。彼持有中國山東大學經濟學文學士學位及美國匹茲堡大學工商管理學碩士學位，主修財務。彼亦為HIT Investments Limited之董事。



宋林先生，*現年四十歲*
於二零零一年十一月獲委任為本集團副主席兼董事總經理。彼並為華潤(集團)有限公司及中國華潤總公司之副總經理及常務董事，亦為華潤勵致有限公司之主席。宋先生擁有逾十年公司合併和收購方面之經驗，現負責本集團之整體業務與策略部署。宋先生持有中國上海同濟大學力學學士學位。彼於一九八五年加入華潤(集團)有限公司，曾任華潤投資開發有限公司之董事長。華潤投資開發有限公司是負責華潤(集團)有限公司在國內和香港的企業投資和發展。



陳樹林先生，*現年四十九歲*
於一九九八年十二月獲委任為執行董事，並於二零零一年十一月獲委任為本集團副董事總經理。彼身兼五豐行有限公司、華潤輕紡(集團)有限公司及華潤物流有限公司之董事長；華潤(集團)有限公司之董事，副總經理及中國華潤總公司之董事。彼持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。陳先生於加入五豐行有限公司前，曾任外經貿部官員，並先後為中國駐澳州及新西蘭商務代表、華潤集團企業開發部副總經理及華潤(集團)有限公司旗下駐泰國分公司總經理。彼於策略部署、業務發展及投資策劃方面擁有非常豐富的經驗。



DIRECTORS

MR. NING GAONING, *aged 44*
was appointed the Chairman in 1999. He is also the Vice Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corporation, as well as the Chairman of China Resources Land Limited. He holds a Bachelor of Arts degree in Economics from the Shandong University in China and a Master of Business Administration degree in Finance from the University of Pittsburgh in the United States. He is also a Director of HIT Investments Limited.

MR. SONG LIN, *aged 40*
was appointed Deputy Chairman and Managing Director of the Group in November 2001. He is also a Vice President and an Executive Director of China Resources (Holdings) Company Limited, China Resources National Corporation and Chairman of China Resources Logic Limited. Mr. Song has over 10 years of experience in the area of corporate mergers and acquisition and is currently responsible for the overall business and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He has been with China Resources (Holdings) Company Limited since 1985 and was the Chairman of China Resources Development & Investment Co., Ltd, the investment arm of China Resources (Holdings) Company Limited, responsible for its corporate development and investments in both Hong Kong and the mainland.

MR. CHEN SHULIN, *aged 49*
has been an Executive Director since December 1998 and was appointed Deputy Managing Director of the Group in November 2001. He is also the Chairman of Ng Fung Hong Limited, China Resources Light Industries & Textiles (Holdings) Co., Ltd., and China Resources Logistics Co., Ltd. , a Director and Vice President of China Resources (Holdings) Company Limited as well as a Director of China Resources National Corporation. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and a Master's degree in Business Administration from Victoria University, New Zealand. Prior to joining Ng Fung Hong Limited, he worked as a senior official in the MOFTEC and as a commercial attache in Australia and New Zealand. He was also named Deputy General Manager in the Investment and Development Department of China Resources (Holdings) Company Limited and Managing Director of a subsidiary company of China Resources (Holdings) Company Limited in Thailand. He has substantial experience in strategic planning, business development and investment.

喬世波先生，*現年四十八歲*
於二零零一年七月獲委任為執行董事，並於同年十一月獲提任為本集團副董事總經理。喬先生亦為華潤(集團)有限公司之董事，副總經理及中國華潤總公司之董事。目前，彼負責本集團之石化及建築物料業務之策略部署。喬先生持有中國吉林大學中文系學士學位。喬先生於一九九二年加入華潤(集團)有限公司。



MR. QIAO SHIBO, *aged 48*
has been an Executive Director since July 2001 and was appointed Deputy Managing Director of the Group in November 2001. He is also a Director and Vice President of China Resources (Holdings) Company Limited and a Director of China Resources National Corporation. At present, he is responsible for the business and strategic planning of the Group's petrochemical and building materials division. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.

閻飈先生，*現年四十一歲*
於一九九四年獲委任為執行董事，現為本集團副董事總經理。彼並為華潤（集團）有限公司、中國華潤總公司之董事及華潤置地有限公司之執行董事。彼負責本集團於國內的啤酒、品牌服裝經銷、香港零售及地產業務的整體發展。閻先生分別持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。



MR. YAN BIAO, *aged 41*
has been an Executive Director of the Group since 1994 and is currently a Deputy Managing Director of the Group. Mr. Yan is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation, he is also an Executive Director of China Resources Land Limited. He is currently responsible for the overall strategic planning and development of the Group's brewery, brand fashion distribution, Hong Kong retailing and property businesses. He has a Bachelor of Law degree from the Beijing University in China and a Master of Business Administration degree from the University of San Francisco in the United States.

姜智宏先生，*現年四十七歲*
於一九九六年獲委任為本集團財務董事，並於二零零零年五月提任為副董事總經理。彼並為華潤置地有限公司之非執行董事。姜先生畢業於香港理工學院(現為香港理工大學)，為特許會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。姜先生亦任HIT Investments Limited之董事。姜先生於一九九四年九月加入本集團。



MR. KEUNG CHI WANG, RALPH, *aged 47*
has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May 2000. He is also a Non-Executive Director of China Resources Land Limited. Mr. Keung graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. He is also a Director of HIT Investments Limited. Mr. Keung joined the Group in September 1994.

劉百成先生，*現年五十三歲*
於一九九七年獲委任為執行董事。彼並為華潤置地有限公司之執行董事。劉先生畢業於香港浸會學院(現為香港浸會大學)，為特許會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾二十五年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼亦曾擔任香港冷藏商會有限公司執行委員會之主席多年。 劉先生目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。



MR. LAU PAK SHING, *aged 53*
has been an Executive Director since 1997. He is also an Executive Director of China Resources Land Limited. Mr. Lau graduated from the Hong Kong Baptist College (now known as Hong Kong Baptist University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. Mr. Lau has over 25 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. He is currently in charge of the Group's Hong Kong Property Division and logistics business. Mr. Lau joined the Group in January 1994.

王群先生，*現年四十六歲*
於二零零零年一月獲委任為執行董事。彼亦為華潤（集團）有限公司及中國華潤總公司之董事、華潤啤酒有限公司之執行董事，主要負責本集團啤酒業務之全盤運作。王先生持有北京中國人民大學金融學學士學位。加入本集團前，彼曾任職於中國國家經濟委員會，並於一間深圳著名的綜合性企業擔任要職。王先生於一九九四年加入本集團。



MR. WANG QUN, *aged 46*
was appointed an Executive Director in January 2000. He is a Director of China Resources (Holdings) Limited and China Resources National Corporation as well as the Executive Director of China Resources Breweries Limited , responsible for managing the entire operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China in Beijing. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate in China. Mr. Wang joined the Group in 1994.

鍾義先生，*現年三十八歲*
於二零零零年六月獲委任為執行董事。彼並為華潤置地有限公司之執行董事並任職於華潤（集團）有限公司及中國華潤總公司。鍾先生持有中國四川大學工程學學士學位，中國人民大學經濟學碩士學位及美國舊金山大學工商管理碩士學位。鍾先生於一九九六年七月加入本集團。



MR. ZHONG YI, *aged 38*
was appointed an Executive Director in June 2000. He is an Executive Director of China Resources Land Limited, one of the employees in China Resources (Holdings) Limited and China Resources National Corporation. Mr. Zhong holds a Bachelor of Engineering degree from the China Sichuan University, a Master of Economics degree from the People's University of China and a Master of Business Administration degree from the University of San Francisco in the United States. Mr. Zhong joined the Group in July 1996.

鄺文謙先生，*現年三十八歲*
於二零零二年二月加入本集團並獲委任為執行董事。鄺先生分別擁有香港大學理學學士學位及香港中文大學工商管理碩士學位，亦為香港及澳洲註冊會計師，從事證券研究、商人銀行及財務分析之工作多年。鄺先生現掌管集團之企業策劃及發展，他亦負責投資者關係以及合併和收購活動。



MR. KWONG MAN HIM, *aged 38*
joined the Group as Executive Director in February 2002. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and a Master of Business Administration degree from the Chinese University of Hong Kong. He is a registered accountant in Hong Kong and Australia with extensive experience in equity research, merchant banking and financial analysis. Mr. Kwong is in charge of the Group's corporate planning and development. He also manages investor relations and leads merger and acquisition activities.

非執行董事

蔣偉先生，*現年四十歲*
於一九九五年獲委任為董事。彼持有中國對外經濟貿易大學(前稱北京對外經濟貿易大學)對外貿易學士及國際業務與財務碩士學位。蔣先生現身兼華潤(集團)有限公司之董事及財務總監，亦為該公司財務部之總經理。

謝勝喜先生，*現年四十一歲*
於二零零一年八月獲委任為本集團董事。彼亦為華潤(集團)有限公司及中國華潤總公司之董事。謝先生持有中國山西財經大學經濟學學士，並擁有中國會計師資格及多年會計和內部監制管理經驗。

獨立非執行董事

陳普芬博士，*現年八十一歲*
於一九七三年獲委任為董事。彼為香港執業會計師及證券法註冊董事。彼是離岸石油科技博士、中國法律博士、石油工程師及海底科技協會名譽院士。

黃大寧先生，*現年四十九歲*
於一九八八年獲委任為董事。彼並為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

盧雲龍先生，*現年六十一歲*
於一九八八年獲委任為董事。彼並為鶴記企業有限公司之主席。盧先生為土木工程師學會會員及香港工程師學會會員，從事建築業工作逾三十年。

李家祥議員 FHKSA,OBE,太平紳士，*現年四十九歲*
於二零零三年三月獲委任為董事，彼為李湯陳會計事務所高級合夥人，目前為中國人民政治協商會議第十屆全國委員會委員，亦為香港特別行政立法會議員及其政府帳目委員會主席。李先生亦兼任多家上市公司之董事，包括恒生銀行有限公司、數碼通電訊集團有限公司、九龍巴士控股有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、上海實業醫藥科技(集團)有限公司以及萬科企業股份有限公司。

NON-EXECUTIVE DIRECTORS

MR. JIANG WEI, *aged 40*
has been a Director since 1995. He obtained his Bachelor's degree in International Trade and a Master's degree in International Business and Finance from the University of International Business and Economics in China. Mr. Jiang is currently a Director and Chief Financial Officer of China Resources (Holdings) Company Limited, he is also the General Manager of its Finance Department.

MR. XIE SHENGXI, *aged 41*
has been a Director of the Group since August 2001. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics and is a qualified accountant in China. Mr. Xie has extensive experience in internal audit and financial management.

INDEPENDENT NON EXECUTIVE DIRECTORS

DR. CHAN PO FUN, PETER, *aged 81*
has been a Director since 1973. He is a practicing Certified Public Accountant in Hong Kong and a registered dealing director. He has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is currently a member of the Society of Petroleum Engineers and an honorary fellow of the Society for Underwater Technology.

MR. HOUANG TAI NINH, *aged 49*
has been a Director since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtains his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

MR. LOO WUN LOONG, JOHN, *aged 61*
has been a Director since 1988. He is also the Chairman of Ngo Kee Enterprises Limited. Mr. Loo is a member of the Institute of Civil Engineers and the Hong Kong Institution of Engineers. He has over 30 years of experience in the construction industry.

DR. the Hon LI KA CHEUNG ERIC, FHKSA, OBE, JP, *aged 49*
has been a Director since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is currently a member of the Tenth National Committee of Chinese People's Political Consultative Conference, a member of the Legislative Council of the Government of the Hong Kong Special Administrative Region and serves as Chairman of its Public Accounts Committee. He holds directorship in a number of listed companies including Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, SIIC Medical Science and Technology (Group) Limited as well as China Vanke Co., Ltd.

高層管理人員

張小綾小姐，*現年四十歲*
為本集團財務總監。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。彼分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。張小姐曾任職於一間國際會計師行逾達十三年。張小姐於二零零一年一月加入本集團。

劉健成先生，*現年四十七歲*
為本集團內審部總經理。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

廖綺雲小姐，*現年四十四歲*
為本集團法律及公司秘書部主管。廖小姐持有香港大學法律學士學位，為執業律師。廖小姐於二零零零年一月加入本集團。

業務主管

陳朗先生，*現年三十七歲*
現任華潤萬佳有限公司之副董事長兼總經理。彼亦為華潤(集團)有限公司之董事。彼持有中國安徽大學經濟學學士學位以及美國舊金山大學工商管理碩士學位。陳先生於一九八九年加入華潤(集團)有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此前，彼曾擔任華潤投資開發有限公司之總經理，負責華潤(集團)有限公司在加拿大及泰國多個重要的投資項目。

傅春意先生，*現年五十歲*
華潤輕紡(集團)有限公司之董事總經理，亦為華潤(集團)有限公司之董事。彼畢業於中國蘇州大學(前稱蘇州絲綢工學院)主修絲織，並為高級經濟師。在加入華潤(集團)有限公司前，傅先生曾任職於黑龍江省紡織品進出口公司超過十年，在紡織行業擁有豐富的經驗。

SENIOR MANAGEMENT

MS. CHEUNG SIU LING, PANDORA, *aged 40*
is the Financial Controller of the Group. She holds a MBA degree from the University of Newcastle in the United Kingdom. Ms. Cheung is respectively a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants and the Certified General Accountants Association of Canada. She previously worked with an international accounting firm for over 13 years. Ms. Cheung joined the Group in January 2001.

MR. LAU KIN SHING, CHARLES, *aged 47*
is the General Manager of the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is an Australian FCPA, a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

MS. LIVASIRI, ANKANA, *aged 44*
is Head Legal Advisor of the Group's Legal and Secretarial Department. She is a solicitor and holds a Bachelor of Laws degree from the University of Hong Kong. Ms. Livasiri joined the Group in January 2000.

HEADS OF BUSINESS UNITS

MR. CHEN LANG, *aged 37*
is currently the Vice Chairman and General Manager of China Resources Vanguard Co. Ltd. He is also a Director of China Resources (Holdings) Company Limited. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration from the University of San Francisco in the United States. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the General Manager of China Resources Development and Investment Co., Ltd and was in charge of a number of substantial investments in Canada and Thailand of China Resources (Holdings) Company Limited.

MR. FU CHUNYI, *aged 50*
is currently the Managing Director of China Resources Light Industries & Textiles (Holdings) Co., Ltd. He is also a Director of China Resources (Holdings) Company Limited. Mr. Fu graduated from the University of Suzhou, China (formerly known as Suzhou Silk Production Technology College) with a specialty in Silk Weaving, he is also a Senior Economist. Prior to joining China Resources (Holdings) Company Limited, Mr. Fu worked for Heilongjiang Textiles Import & Export Corporation for over ten years. He has extensive experience in the textile industry.

郭晉清女士，*現年三十七歲*
於二零零一年獲委任為五豐行有限公司之董事總經理。彼於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。 彼於貿易及企業管理累積多年的經驗。

唐旭東先生，*現年四十三歲*
為華潤零售(集團)有限公司之總經理，亦為華潤思捷實業有限公司之首席執行官。華潤思捷實業有限公司乃本集團與思捷環球控股有限公司成立之合營公司，以分銷服裝、時裝配飾及化妝品為主。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。彼在國內零售業擁有豐富經驗。在加入本集團之前，唐先生曾任職於國內一間享負盛名專售皮革產品的分銷連鎖店。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

周龍山先生，*現年四十三歲*
目前為中港混凝土有限公司之董事總經理。彼持有中國吉林財貿學院經濟學學士學位。周先生曾任精藝貿易公司之副總經理及德信行有限公司之副總經理，擁有逾十年的國際貿易及企業管理經驗。彼於一九八三年加入華潤(集團)有限公司。

朱丹先生，*現年四十一歲*
於二零零一年七月獲委任為華潤石化(集團)有限公司之董事總經理。朱先生持有中國對外經濟貿易大學經濟學學士學位，主修外貿經濟。彼擁有近20年石油、化工貿易分銷方面的經驗。彼於一九八四年加入華潤石化(集團)有限公司，曾任華潤石油有限公司及華潤化工有限公司之總經理。

Ms. GUO JINQING, *aged 37*
has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor's degree in Economics from the University of International Business and Economics in China and a Master of Business Administration degree from Murdoch University in Australia. She has substantial experience in trading and corporate management.

MR. TANG XU DONG, *aged 43*
is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of CRE Esprit Limited, a joint venture between the Group and Esprit Holdings Limited, specializes in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University in China and a Master of Economics degree from the People's University of China. He has extensive experience in the retail industry in China. Prior to joining the Group, Mr. Tang was with a reputable retail chain in China, engaged in the distribution of leather products. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November 1997.

MR. ZHOU LONG SHAN, *aged 43*
is currently the Managing Director of Redland Concrete Limited. He holds a Bachelor's degree in Economics from Jilin Finance and Trade Institute, China. Mr. Zhou was previously the Deputy General Manager of Finarts Trading Co., Ltd. and the Deputy General Manager of Teck Soon Hong Co., Ltd with over ten years of experience in international trading and corporate management. Mr. Zhou joined China Resources (Holdings) Company Limited in 1983.

MR. ZHU DAN, *aged 41*
was appointed President of China Resources Petrochems (Group) Co., Ltd. in July 2001. He holds a Bachelor of Economics degree from the University of International Business and Economics in China and has nearly 20 years of experience in the area of petroleum and chemicals trading and distribution. Mr. Zhu has been with China Resources Petrochems (Group) Co. Ltd. since 1984 and was previously the General Manager of China Resources Petroleum Co. Ltd. and China Resources Chemicals Co. Ltd.

董事局報告
REPORT OF THE DIRECTORS

董事局仝人欣然將截至二零零二年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2002.

主要業務

本公司之主要業務為物業投資及投資控股，其主要附屬公司及聯營公司之業務刊載於第130頁至第141頁。本集團本年度業績按業務之分析已載於本財務報告附註三內。

PRINCIPAL ACTIVITIES

The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 130 to 141. An analysis of the Group's performance for the year by business segments is set out in note 3 to the financial statements.

集團溢利

本集團截至二零零二年十二月三十一日止年度之溢利刊載於第59頁之綜合損益表內。

GROUP PROFIT

The consolidated profit and loss account is set out on pages 59 and shows the Group's profit for the year ended 31 December 2002.

股息

本公司已派發特別股息每股港幣25仙。連同已派發之中期股息每股港幣9仙，本年度之二零零二年派息總額合共每股港幣34仙。董事局現建議宣派末期股息每股港幣13仙，約為數港幣270,000,000元。此股息將於二零零三年七月二日或前後派發予所有於二零零三年六月二日名列普通股股東名冊之股東。

DIVIDENDS

A special cash dividend of HK25 cents per ordinary share of the Company was paid. Together with the interim dividend of HK9 cents per share, the 2002 total dividend paid to shareholders during the year amounted to HK34 cents per share. The directors recommend the declaration of a final dividend of HK13 cents per share amounting to approximately HK$270 million payable on or about 2 July 2003 to all persons registered as holders of ordinary shares on 2 June 2003.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十三。

FIXED ASSETS

Movements in the fixed assets of the Group and the Company during the year are set out in note 13 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第142頁至第147頁。

PROPERTIES

A schedule of the principal properties of the Group is set out on pages 142 to 147.

股本

本年度之股本變動情況刊載於財務報告附註二十七。

SHARE CAPITAL

Movements in the share capital during the year are set out in note 27 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況刊載於財務報告附註二十八。

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the financial statements.

結算日後事項

本集團結算日後事項之詳情刊載於財務報告附註三十五。

SUBSEQUENT EVENT

Details of subsequent event of the Group are set out in note 35 to the financial statements.

慈善捐款

本年度內本集團之捐款合共約為港幣211,000元。

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to approximately HK$211,000.

董事

本年度內及至本報告日期董事芳名如下：

DIRECTORS

The directors who held office during the year and up to the date of this report were as follows:

主席

寧高寧先生

Chairman

MR. Ning Gaoning

副主席兼董事總經理

宋　林先生

Deputy Chairman and Managing Director

MR. Song Lin

副董事總經理

陳樹林先生
喬世波先生
閻　飈先生
姜智宏先生

Deputy Managing Directors

MR. Chen Shulin
MR. Qiao Shibo
MR. Yan Biao
MR. Keung Chi Wang, Ralph

董事

劉百成先生	(執行董事)
王　群先生	(執行董事)
鍾　義先生	(執行董事)
鄺文謙先生	(執行董事)
陳威武先生	(執行董事,於二零零三年三月一日離任)
盧海安先生	(執行董事,於二零零二年一月十四日離任)
蔣　偉先生	(非執行董事)
謝勝喜先生	(非執行董事)
陳普芬博士	(獨立非執行董事)
黃大寧先生	(獨立非執行董事)
盧雲龍先生	(獨立非執行董事)
李家祥議員	(獨立非執行董事,於二零零三年三月二十一日獲委任)

Directors

Mr. Lau Pak Shing	(Executive Director)
Mr. Wang Qun	(Executive Director)
Mr. Zhong Yi	(Executive Director)
Mr. Kwong Man Him	(Executive Director)
Mr. Chan Wai Mo	(Executive Director, resigned on 1 March 2003)
Mr. Lu An	(Executive Director, resigned on 14 January 2002)
Mr. Jiang Wei	(Non-executive Director)
Mr. Xie Shengxi	(Non-executive Director)
Dr. Chan Po Fun, Peter	(Independent non-executive Director)
Mr. Houang Tai Ninh	(Independent non-executive Director)
Mr. Loo Wun Loong, John	(Independent non-executive Director)
Dr. the Hon Li Ka Cheung, Eric	(Independent non-executive Director, appointed on 21 March 2003)

根據本公司組織章程細則第一百一十條規定,寧高寧先生、陳樹林先生、姜智宏先生、黃大寧先生及盧雲龍先生依章輪席告退。

In accordance with Article 110 of the Company's Articles of Association, Mr. Ning Gaoning, Mr. Chen Shulin, Mr. Keung Chi Wang, Ralph, Mr. Houang Tai Ninh and Mr. Loo Wun Loong, John retire by rotation.

寧高寧先生、陳樹林先生、姜智宏先生及黃大寧先生合資格並願膺選連任,然而盧雲龍先生不會提出膺選連任。

Mr. Ning Gaoning, Mr. Chen Shulin, Mr. Keung Chi Wang, Ralph and Mr. Houang Tai Ninh, being eligible, offer themselves for re-election. However, Mr. Loo Wun Loong, John does not offer himself for re-election.

根據本公司組織章程細則第一百一十五條規定,李家祥議員依章輪席告退,如再度在應屆之股東週年大會中獲選,願意繼續連任。

In accordance with Article 115 of the Company's Articles of Association, Dr. the Hon Li Ka Cheung, Eric retires and, being eligible, offer himself for re-election at the forthcoming annual general meeting.

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第32頁至第37頁。

購股權計劃

本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標。於回顧期內，本公司設立了兩項購股權計劃，即「新計劃」及「舊計劃」。

舊計劃指持續至二零零二年一月三十一日的購股權計劃，並已於二零零二年一月三十一日終止。舊計劃之合資格參與者均屬本公司及其附屬公司之僱員(包括本公司董事)。舊計劃准許授出之購股權在行使時，已發行及可予發行之股份以及向每位參與者授出之購股權最多不超過二零零一年九月一日前適用之上市規則准許的上限。購股權的行使價由董事局全權釐定，但不會超過二零零一年九月一日前適用之上市規則准許的折讓上限。

新計劃乃指股東於二零零二年一月三十一日之股東大會上批准之購股權計劃。該計劃於二零一二年一月三十一日屆滿。本公司董事局可向合資格參與者授出購股權，該等合資格參與者包括本集團之執行或非執行董事、由本集團之任何僱員、執行或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁及主要股東的聯繫人、及主要股東的僱員。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Biographical details of directors and senior management are set out on pages 32 to 37.

SHARE OPTION SCHEMES

The Company operates share option schemes for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants. During the period under review, the Company operates two share option schemes, namely the "Old Scheme" and "New Scheme".

The Old Scheme refers to the share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002. Eligible participants of the Old Scheme were the employees of the Company and its subsidiaries (including the directors of the Company). The maximum number of shares issued and permitted to be issued on the exercise of options under the Old Scheme and to be granted to each participant does not exceed the maximum limit as permitted by the Listing Rules applicable before 1 September 2001. The exercise price of the share options is determinable at the entire discretion of the board of directors, but will not exceed the maximum discount permitted by the Listing Rules applicable prior to 1 September 2001.

The New Scheme refers to the share option scheme which was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder.

在當時有效的上市規則的規定下，行使價應為董事局按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目（包括授予本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人之購股權），相當於當時實行的上市規則所准許的上限。截至本報告發出當日為止，根據新計劃可發行之股份總數達106,969,821股，約佔本公司已發行股本之5.14%。

Subject to the requirements of the prevailing Listing Rules, the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the schemes (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is respectively equivalent to the maximum limit permitted under the prevailing Listing Rules. As at the date of this report, the total number of shares available for issue under the New Scheme is 106,969,821 shares and represent 5.14% of the issued share capital of the Company.

兩個計劃的承授人可於批授購股權之要約提出之日起二十八天內，支付港幣1元的象徵式代價接納購股權之要約。

The offer of a grant of share options under both schemes may be accepted within 28 days from the date of the offer together with the payment of nominal consideration of HK$1 in total by the grantee.

下述於二零零二年一月三十一日或以後授出之購股權乃根據新計劃發行，其餘為根據舊計劃發行。於一九九九年一月一日以前根據舊計劃授出之若干購股權之歸屬期，由授出當日起計直至二零零二年九月十六日為止。於一九九九年一月一日以後根據舊計劃授出之購股權及根據新計劃授出之購股權之歸屬期為緊隨授出當日起計十年。根據新舊計劃授出的購股權，可於緊隨授出之日起計十年內行使，或於接納授出購股權後每年可予行使有關購股權可認購之股份之20%至33¹/₃%。

Share options disclosed below and granted on or after 31 January 2002 are issued under the New Scheme while the remaining options are under the Old Scheme. Certain share options granted before 1 January 1999 under the Old Scheme are vested from the date of grant to 16 September 2002. For share options granted after 1 January 1999 under the Old Scheme and for share options granted under the New Scheme, these share options are vested for a period of 10 years immediately after the date of grant. Share options granted under the Old Scheme and the New Scheme are generally either exercisable within a period of 10 years immediately after the date of grant or between 20% and 33¹/₃% of shares to be subscribed under relevant share options will commence to be exercisable in each calendar year after the acceptance of a grant.

董事認為並不適宜呈列所有於截至二零零二年十二月三十一日止年度內授出之購股權之價值。根據本公司新計劃及舊計劃的規定，購股權不得轉讓。董事相信在舊計劃終止時，以此基準及假設計算購股權的價值並無意義，而且會誤導股東。

The directors do not consider it is appropriate to state the value of all share options granted under the schemes during the year ended 31 December 2002. The generally accepted pricing models value options that are transferable is not permitted under the Old Scheme and the New Scheme of the Company. In addition, on termination of the Old Scheme, the directors believe that the calculation of the value of the share options on such basis and assumptions would not be meaningful and would be misleading to the shareholders.

除下文所披露者外，於本年度內，本公司之董事、行政總裁、主要股東或彼等各自之聯繫人及主要股東之僱員，均未曾獲授(或獲授超出個人上限之)或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款而註銷或失效。

Save disclosed below, no other share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors, chief executive, substantial shareholder of the Company or their respective associates and employees of substantial shareholder.

(甲) 董事

於二零零二年十二月三十一日，下列董事持有根據本公司之新舊購股權計劃而可認購股份之購股權權益。根據該兩項購股權計劃授予董事之購股權如下：

(a) Directors

As at 31 December 2002, the following directors had interests in respect of options to subscribe for shares under both share option schemes of the Company. Share options granted to directors under both share option schemes are set out below:

					購股權數目 Number of share options					本公司股份價格[1] Price of Company's shares[1]	
董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零二年一月一日尚未行使 Outstanding 1/1/2002	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
寧高寧	Ning Gaoning	11/05/1996	3.856	3,300,000	—	3,300,000	—	—	—	—	8.300
		17/11/1997	14.300	1,200,000	—	—	1,200,000	—	—	—	
		20/06/2000	7.190	3,300,000	—	—	—	—	3,300,000	—	—
		07/02/2002	7.170	—	1,200,000	—	—	—	1,200,000	7.100	—
宋 林	Song Lin	20/06/2000	7.190	200,000*	—	—	—	—	200,000*	—	—
		07/02/2002	7.170	—	2,000,000	—	—	—	2,000,000	7.100	—
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	—	—	1,186,000	—	—
		21/11/2000	10.860	442,000	—	—	442,000	—	—	—	—
		21/11/2000	11.950	884,000	—	—	884,000	—	—	—	—
		07/02/2002	7.170	—	1,326,000	—	—	—	1,326,000	7.100	—
喬世波	Qiao Shibo	02/04/2001	8.430	1,800,000	—	—	1,800,000	—	—	—	—
		07/02/2002	7.170	—	1,800,000	—	—	—	1,800,000	7.100	—
閻 飈	Yan Biao	11/05/1996	3.856	1,700,000	—	1,700,000	—	—	—	—	8.300
		17/11/1997	14.300	1,000,000	—	—	1,000,000	—	—	—	—
		20/06/2000	7.190	3,000,000	—	—	—	—	3,000,000	—	—
		07/02/2002	7.170	—	1,000,000	—	—	—	1,000,000	7.100	—
姜智宏	Keung Chi Wang, Ralph	17/11/1997	14.300	500,000	—	—	500,000	—	—	—	—
		20/06/2000	7.190	1,400,000	—	—	—	—	1,400,000	—	—
		07/02/2002	7.170	—	500,000	—	—	—	500,000	7.100	—
劉百成	Lau Pak Shing	17/11/1997	14.300	500,000	—	—	500,000	—	—	—	—
		20/06/2000	7.190	1,000,000	—	—	—	—	1,000,000	—	—
		07/02/2002	7.170	—	500,000	—	—	—	500,000	7.100	—

（甲） 董事*續*

(a) Directors *continued*

董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding 1/1/2002	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002	本公司股份價格[1] Price of Company's shares[1] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
王　群	Wang Qun	11/05/1996	3.856	40,000	—	40,000	—	—	—	—	8.300
		06/01/2000	9.790	400,000	—	—	400,000	—	—	—	—
		20/06/2000	7.190	400,000	—	—	—	—	400,000	—	—
		07/02/2002	7.170	—	400,000	—	—	—	400,000	7.100	—
鍾　義	Zhong Yi	11/05/1996	3.856	80,000	—	80,000	—	—	—	—	8.300
		20/06/2000	7.190	1,500,000	—	—	—	—	1,500,000	—	—
鄺文謙	Kwong Man Him	07/02/2002	7.170	—	2,000,000	—	—	—	2,000,000	7.100	—
蔣　偉	Jiang Wei	08/03/2002	7.500	—	600,000	—	—	—	600,000	7.650	—
謝勝喜	Xie Shengxi	08/03/2002	7.500	—	380,000	—	—	—	380,000	7.650	—
盧海安	Lu An	07/12/1998	8.980	200,000	—	—	—	200,000	—	—	—
（於二零零二年一月十四日離任）	(Resigned on 14 January 2002)	20/06/2000	7.190	770,000	—	392,000	—	378,000	—	—	7.500
陳威武	Chan Wai Mo	13/10/1999	8.480	300,000	—	—	300,000	—	—	—	—
（於二零零三年三月一日離任）	(resigned on 1 March 2003)	20/06/2000	7.190	800,000	—	200,000	—	—	600,000	—	7.850
		07/02/2002	7.170	—	300,000	—	—	—	300,000	7.100	—
許志明 （於二零零一年十一月十三日離任）	Xu Zhiming (Resigned on 13 November 2001)	13/10/1999	8.480	1,500,000	—	—	—	1,500,000	—	—	—
				27,402,000	12,006,000	5,712,000	7,026,000	2,078,000	24,592,000		

* 根據證券（披露權益）條例（「披露權益條例」）第三十一條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 31 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

（乙） 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等各自之購股權總數已於上文（甲）段披露。以下是本公司向本集團僱員（不包括董事）及其他參與者授出購股權的概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and their respective aggregate share options are disclosed in paragraph (a) above. Summary of options granted to employees (other than directors) of the Group and other participants are set out below.

(i) 僱員（不包括董事） (i) Employees (other than directors)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002	本公司股份價格[1] Price of Company's shares[1] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
11/05/1996	3.856	3,030,000	—	918,000	—	2,112,000	—	—	8.411
17/11/1997	14.300	700,000	—	—	—	700,000	—	—	—
07/12/1998	8.980	2,278,000	—	—	1,540,000	738,000	—	—	—
13/10/1999	8.480	20,000	—	—	20,000	—	—	—	—
06/01/2000	9.790	170,000	—	—	170,000	—	—	—	—
18/02/2000	9.590	2,000,000	—	—	2,000,000	—	—	—	—
20/06/2000	7.190	6,843,000	—	260,000	—	992,000	5,591,000	—	8.071
17/07/2000	8.860	922,000	—	—	922,000	—	—	—	—
14/08/2000	9.670	1,000,000	—	—	—	1,000,000	—	—	—
22/08/2000	9.720	240,000	—	—	240,000	—	—	—	—
21/11/2000	7.080	6,118,000	—	1,013,000	—	503,000	4,602,000	—	8.532
21/11/2000	9.290	214,000	—	—	214,000	—	—	—	—
21/11/2000	10.820	1,026,000	—	—	980,000	46,000	—	—	—
21/11/2000	10.860	46,000	—	—	46,000	—	—	—	—
21/11/2000	11.730	800,000	—	—	666,000	134,000	—	—	—
21/11/2000	11.950	798,000	—	—	798,000	—	—	—	—
11/01/2001	8.730	400,000	—	—	400,000	—	—	—	—
02/04/2001	8.430	7,778,000	—	—	6,846,000	932,000	—	—	—
30/07/2001	9.120	400,000	—	—	400,000	—	—	—	—
		34,783,000	—	2,191,000	15,242,000	7,157,000	10,193,000		
新計劃 New Scheme									
07/02/2002	7.170	—	18,100,000	122,000	—	114,000	17,864,000	7.100	9.283
19/04/2002	7.400	—	15,742,000	530,000	—	192,000	15,020,000	7.450	9.251
23/05/2002	8.900	—	300,000	—	—	—	300,000	8.700	—
02/08/2002	8.320	—	25,500,000	—	—	—	25,500,000	8.550	—
07/11/2002	7.700	—	2,000,000	—	—	—	2,000,000	7.650	
		—	61,642,000	652,000	—	306,000	60,684,000		

(ii) 其他參與者 (ii) Other participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002	本公司股份價格[1] Price of Company's shares[1] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
05/03/2002	7.350	—	24,720,000	—	—	112,000	24,608,000	7.200	—
23/05/2002	8.900	—	80,000	—	—	—	80,000	8.700	—
		—	24,800,000	—	—	112,000	24,688,000		

[1] 就已授出購股權所披露之本公司股份價格，為緊接各購股權授出日期前一個交易日股份於香港聯合交易所有限公司(「聯交所」)之收市價。就行使購股權所披露之本公司股份價格，為緊接購股權行使日期前股份於聯交所之收市價之加權平均數。

[1] The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the exercise of options is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercises of options.

董事之證券權益

於二零零二年十二月三十一日，各董事持有之本公司股份權益如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2002, the interests of the directors in the shares of the Company were as follows:

董事	Directors	股份數目 Number of Shares 個人權益 Personal Interests	家族權益 Family Interests	其他權益 Other Interests
寧高寧先生	Mr. Ning Gaoning	1,630,000	—	—
宋 林先生	Mr. Song Lin	—	200,000	—
閻 飈先生	Mr. Yan Biao	900,000	—	—
王 群先生	Mr. Wang Qun	40,000	—	—
陳普芬博士	Dr. Chan Po Fun, Peter	506,000	—	70,000*
陳威武先生(於二零零三年三月一日離任)	Mr. Chan Wai Mo (resigned on 1 March 2003)	200,000	—	—

* 陳普芬博士以受托人身份持有本公司70,000股普通股。

* Dr. Chan Po Fun held as trustee 70,000 ordinary shares in the Company.

同日，若干位董事在根據本公司的購股權計劃所授出可認購股份之購股權中擁有權益。授予各董事的購股權已載於上文「購股權計劃」內。

除上述者外，任何董事、行政總裁或彼等之聯繫人（定義見上市規則）並無實益或非實益擁有本公司現行購股權計劃中可認購股份之購股權之權益、本公司或任何相關法團之任何股本及債務證券權益，而須按證券（披露權益）條例第二十九條記錄於董事權益登記冊內，或根據上市公司董事進行證券交易之標準守則知會本公司及聯交所。

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償（法定補償除外）而予以終止之服務合約。

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

At the same date, certain directors had interests in respect of options to subscribe for shares under the share option schemes of the Company. Options granted to respective directors are set out under the section headed "Share Option Schemes" above.

Apart from the foregoing, none of the directors, chief executives or their associates (as defined under the Listing Rules) had any beneficial or non-beneficial interest in respect of options to subscribe for shares under the existing share option schemes of the Company, in the share capital and debt securities of the Company or its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' SERVICE CONTRACTS

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTEREST IN CONTRACTS

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

董事於存有競爭之業務中擁有之權益

根據上市規則第8.10條，本公司之董事陳樹林先生披露，中國華潤總公司乃華潤錦華股份有限公司(「華潤錦華」)(紡織紗線及產品的生產商及經銷商)之主要控股公司，該公司之業務與本集團於二零零二年一月三十一日收購之紡織經銷業務存在或可能存在競爭。陳先生本為華潤錦華之董事，惟已於二零零二年三月十一日離任。於二零零二年一月至三月期間，陳先生因擔任該公司之董事而被視為擁有華潤錦華的權益。二零零三年二月十三日，本公司的全資附屬公司 — 華潤輕紡(集團)有限公司(「華潤輕紡」)訂立有條件收購協議，收購華潤錦華約51%股權。

DIRECTORS' INTEREST IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Listing Rules, Mr. Chen Shulin, a director of the Company, disclosed that China Resources National Corporation has controlling interests in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd. ("CR Jinhua"), a manufacturer and distributor of textile yarns and products, which business competes or is likely to compete with the textile distribution operations acquired by the Group on 31 January 2002. Mr. Chen was a director of CR Jinhua and resigned on 11 March 2002. Mr. Chen had an interest in CR Jinhua between January 2002 to March 2002 by virtue of his directorship in such company. China Resources Light Industries and Textile (Holdings) Company Limited ("CR Textile"), a wholly owned subsidiary of the Company entered into a conditional acquisition agreement for the acquisition of approximately 51% equity interests in CR Jinhua on 13 February 2003.

主要股東

根據證券(披露權益)條例第十六條(一)而設立之權益登記冊所載，於二零零二年十二月三十一日申報持有本公司已發行股本10%或以上權益之股東如下：

SUBSTANTIAL SHAREHOLDERS

The following declaration of interest by shareholders holding 10% or more of the issued share capital of the Company at 31 December 2002 has been recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance:

名稱	Name	普通股數目 No. of ordinary shares
中國華潤總公司(「中國華潤」)*	China Resources National Corporation ("CRNC")*	1,153,776,475
華潤(集團)有限公司(「華潤集團」)*	China Resources (Holdings) Company Limited ("CRH")*	1,153,776,475

* 華潤集團是本公司的直屬控股公司，而中國華潤則為華潤集團的控股公司，因此，根據證券(披露權益)條例第八條，中國華潤和華潤集團均被視為擁有本公司同等股本權益。

* CRH is the immediate holding company of the Company. CRNC is the holding company of CRH. Therefore both CRNC and CRH are deemed to have the same interests in the share capital of the Company by virtue of Section 8 of the Securities (Disclosure of Interests) Ordinance.

除上述者外，概無人士登記任何須載入根據證券(披露權益)條例第十六條(一)而設立之權益登記冊內之本公司已發行股本權益。

Apart from the foregoing, no person had registered any interest in the issued share capital of the Company which is required to be recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

關連交易

1. 本公司全資附屬公司 — 華潤輕紡投資發展有限公司(「華潤輕紡投資」)於二零零二年五月二十三日訂立多項收購協議，以收購下列各間公司(「目標公司」)餘下的少數股東權益：

   甲、 山東濱州華潤紡織有限公司的30%股權；
   乙、 山東濱華紡織有限公司的30%股權；
   丙、 山東臨清華潤紡織有限公司的25%股權；
   丁、 山東華臨紡織有限公司的25%股權；
   戊、 山東華潤紡織有限公司的30%股權；
   己、 濰坊華濰紡織有限公司的30%股權；
   庚、 山東惠民華潤紡織有限公司的30%股權；
   辛、 山東聊城華潤紡織有限公司的15%股權；及
   壬、 通州華潤印染有限公司的15%股權。

   代價總值乃由雙方經過公平協商後釐定，並參照折現資產淨值而計算出人民幣68,000,000元(約港幣64,000,000元)。該代價以現金結算。

CONNECTED TRANSACTIONS

1. On 23 May 2002, China Resources Light Industries and Textiles Investment & Development Company Limited ("CRLIT"), a wholly-owned subsidiary of the Company, entered into various acquisition agreements to acquire the remaining minority interests in each of the following companies ("Target Companies"):

   a. 30% equity interest of Shandong Binzhou China Resources Textiles Company Limited;
   b. 30% equity interest of Shandong Binhua Textiles Company Limited;
   c. 25% equity interest of Shandong Linqing China Resources Textiles Company Limited;
   d. 25% equity interest of Shandong Hua Lin Textiles Company Limited;
   e. 30% equity interest of Shandong China Resources Textiles Company Limited;
   f. 30% equity interest of Weifang Huawei Textiles Company Limited;
   g. 30% equity interest of Shandong Huimin China Resources Textiles Company Limited;
   h. 15% equity interest of Shandong Liaocheng China Resources Textiles Company Limited; and
   i. 15% equity interest of Tongzhou CRC Printing & Dyeing Company Limited.

   The aggregate value of the consideration of RMB68,000,000 (approximately HK$64,000,000) was arrived at after arm's length negotiations between the parties thereto and was calculated by reference to discounted net asset value. The consideration was settled in cash.

所有目標公司主要在山東省從事紡織業務。本集團透過收購事項全面取得目標公司的所有權。通過精簡管理及營運事務，預期可以更有效地共用資源、技術知識及大大減低營運及生產成本。收購事項將有助本公司在現時高度零散的中國內地紡織及製衣工業中，實踐其擴大市場佔有率的計劃。

All of the Target Companies are principally engaged in the spinning and weaving business in the Shandong Province. The acquisitions enable the Group to assume full ownership control of the Target Companies. By streamlining the management and operations, it is expected to improve the utilization of resources and technical knowhow, and reduce the operational and production cost significantly. It facilitates the Company's plan to raise its market share in the highly fragmented textiles and garment manufacturing industry in Chinese Mainland.

2. 本公司於二零零二年六月三日與中國華潤及中潤國內貿易公司訂立一項收購協議，藉以收購華潤萬佳有限公司（前稱為萬佳百貨股份有限公司）（「華潤萬佳」）的65%股份權益，代價為人民幣372,000,000元（約港幣349,680,000元）。中潤國內貿易公司為中國華潤的全資附屬公司。該代價乃由雙方經公平協商後釐定，並參照市盈率後計算，約相等於賣方在二零零一年八月至二零零二年五月間，透過多次交易收購華潤萬佳的總成本65%。該項交易在二零零二年七月二十六日完成。該項收購有助本集團鞏固其作為廣東省連鎖店零售市場領導者之一的地位。

2. The Company entered into an acquisition agreement with CRNC and 中潤國內貿易公司 on 3 June 2002 for the acquisition of 65% equity interests in China Resources Vanguard Co., Ltd. (formerly known as China Vanguard Super Department Co., Ltd.) ("CR Vanguard") at a consideration of RMB372 million (HK$349,680,000). 中潤國內貿易公司 is a wholly-owned subsidiary of CRNC. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to price earnings multiple and represents approximately 65% of the total cost of investments of the vendors in their acquisition of CR Vanguard through various acquisitions over a period from August 2001 to May 2002. The transaction was completed on 26 July 2002. The acquisition enables the Group to strengthen its position as one of the market leaders in the chain store retail markets in the Guangdong province.

3. 於二零零二年九月二十五日，華潤萬佳與華潤建築有限公司（「華潤建築」）訂立兩份合同，藉此分別(i)於深圳興建其物流中心，代價為人民幣54,110,000元（約港幣50,860,000元）；及(ii)興建及裝飾華潤萬佳位於廣州的華標店，總代價為人民幣19,460,000元（約港幣18,300,000元）。華潤建築為中國華潤的間接全資附屬公司。

3. On 25 September 2002, CR Vanguard has entered into two contracts with China Resources Construction Corp. ("CRC"), an indirect wholly-owned subsidiary of CRNC for (i) the construction of its logistics center in Shenzhen; and (ii) the construction and decoration of CR Vanguard's Hua Biao shop located in Guangzhou, at the consideration of RMB54.11 million (approximately HK$50,860,000) and RMB19.46 million (approximately HK$18,300,000) respectively.

該等合同乃根據本集團發出的招標而訂立的。經審慎考慮各份呈交的標書後（主要包括投標價及各投標人的規模及信譽），華潤建築獲選為該等不同項目的承建商。

The contracts were entered into pursuant to invitation for tender issued by the Group and CRC was chosen as the contractor for these various projects after careful consideration of the respective tenders submitted (including mainly the bid prices and the size and reputation of the respective tenders).

4. 本公司擁有51%的附屬公司 — 華潤啤酒（中國）投資有限公司（「華潤啤酒投資」）在二零零二年十一月十九日與瀋陽啤酒廠訂立多項收購協議，以收購下列各間公司餘下的10%少數股東權益：(i)瀋陽華潤雪花啤酒有限公司；(ii)瀋陽雪花啤酒有限公司，及(iii)瀋陽盛陽啤酒有限公司（統稱「目標公司」）。

   該收購的代價乃由雙方經公平協商後釐定，並參照目標公司於二零零一年十二月三十一日的經審核資產淨值後計算，代價總值為人民幣140,000,000元（約港幣131,600,000元）。代價以現金分兩期支付，並可調整，以便包括賣方在二零零二年於各目標公司截至二零零二年十二月三十一日為止的經審核可供分派盈利中，按照一年365天的基準計算至二零零二年十一月十九日為止，應佔的10%盈利在內。

   完成該等收購有助此等公司的管理和營運統一集中，有效共享資源和專業技術，大大削減經營和行政開支。

4. On 19 November 2002, China Resources Breweries Investment Limited ("CRBI"), a 51% subsidiary of the Company entered into various acquisition agreements for acquiring the remaining minority interests of 10% in each of (i) China Resources (Shenyang) Snowflake Brewery Company Limited; (ii) Shenyang Snowflake Beer Company Limited; and (iii) Shenyang Shengyang Beer Company Limited (collectively "Target Companies") from 瀋陽啤酒廠.

   The aggregate value of the consideration for the acquisitions of RMB140,000,000 (HK$131,600,000) was arrived at arm's length negotiations and was calculated by reference to the audited net asset value as at 31 December 2001 of the Target Companies. The consideration would be settled in cash by two installments and adjusted to include the vendor's 10% share of all distributable audited profits as at 31 December 2002 of the respective Target Companies, pro-rated only with respect to year 2002 on the basis of a 365-day year up to 19 November 2002.

   Upon completion of the acquisitions, it is expected that the centralized management and operations of these companies, coupled with more efficient sharing of resources and technical knowhow, will extensively reduce operational and administrative costs.

5. 本公司擁有51%的附屬公司 — 華潤啤酒有限公司(「華潤啤酒」)於二零零二年十二月二十日以人民幣19,000,000元(約港幣18,000,000元)的代價訂立一項收購協議,以從一間目標公司的主要股東 — 吉林松源食品醫藥工業公司購得吉林華潤啤酒有限公司(「吉林華潤啤酒」)餘下的股份權益。該代價乃雙方經過公平協商後所釐定,在計算時已參照並相等於賣方的歷史投資成本。

   吉林華潤啤酒主要在中國內地從事製造及銷售啤酒業務。該收購項完成之後,吉林華潤啤酒成為本公司的全資附屬公司。

6. 二零零三年二月十三日,華潤輕紡與中國華潤訂立有條件收購協議,以人民幣163,522,179元(約港幣153,700,000元)的代價,收購華潤錦華約51%股權。其中港幣50,000,000元代價已於簽訂該協議當日支付,餘額將於相關的審批機關發出批文之日起30個工作天內以現金支付。是項代價經由買賣雙方基於各自獨立利益進行磋商後議定,亦等同中國華潤收購事項的原本過往投資成本,以及原本投資成本應付的利息兩者的總和。

   華潤輕紡集團主要從事紡織品及輕工業製品的進出口貿易、製造及加工。預期華潤錦華的紡織業務將與華潤輕紡的業務發揮協同效應。

5. China Resources Breweries Limited ("CR Breweries"), a 51% subsidiary of the Company, entered into an acquisition agreement on 20 December 2002 for the acquisition of the remaining equity interests in China Resources (Jilin) Brewery Company Limited ("CR (Jilin)") from 吉林松源食品醫藥工業公司, a substantial shareholder of the target company, for the consideration of RMB19,000,000 (approximately HK$18,000,000). The consideration was arrived at after arm's length negotiations and calculated by reference and equivalent to the original historical investment cost of the vendor.

   CR (Jilin) is principally engaged in the breweries business which involved the manufacturing and sale of beer in Chinese Mainland. Upon completion of the acquisition, CR (Jilin) became a wholly-owned subsidiary of the Company.

6. On 13 February 2003, CR Textile entered into a conditional acquisition agreement with CRNC for the acquisition of approximately 51% equity interests in CR Jinhua for the consideration of RMB163,522,179 (approximately HK$153.7 million). HK$50 million was paid upon signing of the Agreement and the balance of the consideration would be payable by cash within 30 workings days of the issue of the approvals by the relevant approving authorities. The consideration was arrived at after arm's length negotiations between the parties thereto and represented the aggregate of the original historical investment costs of the CRNC acquisition and the interest attributable to the original investment costs.

   CR Textile Group is principally engaged in the trading, manufacturing and processing of textile and industrial products. The spinning and weaving business of CR Jinhua are expected to generate synergy with CR Textile's business.

7. 年內，若干附屬公司，即China Resources Petrochems Investments Ltd.(「CRPIL」)及其附屬公司、Fresh Concepts International Limited(「FCI」)及其附屬公司、五豐行有限公司(「五豐行」)及其附屬公司、華潤超級市場(香港)有限公司(「華潤超市」)及其附屬公司、百適企業有限公司(「百適」)、沙田冷倉有限公司(「沙田冷倉」)、中港混凝土有限公司(「中港」)及其附屬公司、華潤輕紡及其附屬公司及勝暉投資有限公司(「勝暉」)曾與關連人士進行若干交易。本公司獨立非執行董事已審閱該等交易，並確認：

   (甲) 有關交易乃於本集團一般及日常業務範圍內訂立；

   (乙) 該等交易乃按一般商業條款及按公平原則訂立，以及(倘適用)按照該等交易所屬協議之條款訂立，或在無該協議下，按不遜於提供予獨立第三者或獨立第三者所提供之條款訂立；

   (丙) 訂立該等交易所按條款對本公司股東而言屬公平合理；及

   (丁) 各項有關交易之總值並未超逾聯交所所授豁免權內所註明各項有關限額。

7. During the year, certain subsidiaries, namely China Resources Petrochems Investments Ltd. ("CRPIL") and its subsidiaries, Fresh Concepts International Limited ("FCI") and its subsidiaries, Ng Fung Hong Limited ("NFH") and its subsidiaries, China Resources Supermarket (Hong Kong) Company Limited ("CRS") and its subsidiaries, Pak Sik Enterpises Limited ("PS"), Sha Tin Cold Storage Company Limited ("STCS"), Redland Concrete Limited ("Redland") and its subsidiaries, CR Textile and its subsidiaries and Harvest Fair Investment Limited ("Harvest Fair") conducted certain transactions with connected parties. The independent non-executive directors of the Company have reviewed these transactions and confirmed that:

   (a) the transactions have been entered into in the ordinary and usual course of business of the Group;

   (b) the transactions have been entered into on normal commercial terms, and on arm's length basis and, where applicable, in accordance with the terms of the agreements governing such transactions or, where there is no such agreement, on terms no less favourable than terms available to or from independent third parties;

   (c) the transactions have been entered into on terms that are fair and reasonable so far as shareholders of the Company are concerned; and

   (d) the aggregate value of the respective transactions do not exceed the respective maximum amounts as specified in the wavier granted by the Stock Exchange.

此等交易之詳情茲概述如下：

Details of these transactions are summarised as follows:

		港幣千元 HK$'000
中港及附屬公司	**Redland and subsidiaries**	
向若干中港董事為控股股東之公司採購原料	Purchase of raw materials from companies of which certain directors of Redland are controlling shareholders	19,340
向母公司集團之附屬公司採購原料	Purchase of raw materials from a fellow subsidiary	48,953
向母公司集團之附屬公司銷售混凝土	Sales of concrete to a fellow subsidiary	18,999
百適及沙田冷倉	**PS & STCS**	
向母公司集團之附屬公司提供倉貯服務	Provision for godown and storage services to fellow subsidiaries	327
五豐行及華潤超市	**NFH and CRS**	
向中國水產銷售食品(附註1)	Sales of foodstuffs to CNFC (note 1)	86,128
向母公司集團之附屬公司銷售貨品	Sales of goods to fellow subsidiaries	276
向下列公司採購食品	Purchases of foodstuffs from	
— 指定供應商(附註2)	— Designated suppliers (note 2)	
— 定額產品	— Quota products	285,321
— 非定額產品	— Non-quota products	38,618
— 母公司集團之附屬公司	— Fellow subsidiaries	4,588
— 中國水產	— CNFC	4,376
向中國水產採購捕撈物品、設備及船隻之淨採購額	Net purchases of fishing supplies, equipment and vessels from CNFC	9,438
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	20,628
向中國水產支付工資	Wages paid to CNFC	106,946
勝暉(附註3)	**Harvest Fair** (note 3)	
向母公司集團之附屬公司提供之建築服務	Provision of construction services from a fellow subsidiary	27,311

		港幣千元 HK$'000
FCI 及附屬公司	**FCI and subsidiaries**	
向母公司集團之附屬公司購買毛巾、床鋪用品及針織衣服	Purchase of towel, bedding accessories and knitwear from fellow subsidiaries	100
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	21,210
CRPIL及附屬公司	**CRPIL and subsidiaries**	
應付控股公司及母公司集團之附屬公司之儲油服務費	Tank storage services fees payable to a holding company and a fellow subsidiary	141,600
應收控股公司及母公司集團之附屬公司之儲油設施管理費	Storage facilities management fees receivable from a holding company and a fellow subsidiary	19,992
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to a fellow subsidiary	5,894
華潤輕紡及附屬公司	**CR Textile and subsidiaries**	
向母公司集團之附屬公司銷售貨品之淨銷售額	Net sales of merchandises to fellow subsidiaries	132,845
向母公司集團之附屬公司支付營業租約款項	Operating lease payments to a fellow subsidiary	6,085

附註：

1. 中國水產總公司(「中國水產」)為擁有五豐行之附屬公司 — 中國國際漁業公司49%少數權益之股東。
2. 供應商由中華人民共和國商務部指定。彼等為本公司若干非全資附屬公司之主要股東。
3. 勝暉為本公司之非全資附屬公司，有關服務乃按照建築合約之條款提供。

Notes:

1. CNFC International Fisheries Corp. ("CNFC") is a 49% minority shareholder of China International Fisheries Corp., a subsidiary of NFH.
2. Designated suppliers are suppliers designated by The Ministry of Commerce who are substantial shareholders of non-wholly owned subsidiaries of the Company.
3. Harvest Fair is a non-wholly owned subsidiary of the Company and the services were carried out in accordance with the terms of the construction contracts.

附屬公司及聯營公司

於二零零二年十二月三十一日，各主要附屬公司及聯營公司之詳細資料刊載於第130頁至第141頁。

SUBSIDIARIES AND ASSOCIATES

Particulars regarding the principal subsidiaries and associates as at 31 December 2002 are set out on pages 130 to 141.

本公司及附屬公司之證券交易

本公司於年內已經發行和授出購股權之詳情載於財務報告附註二十七內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

TRANSACTIONS IN SECURITIES OF THE COMPANY AND SUBSIDIARIES

Details of the share options issued or granted during the year by the Company are set out in note 27 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

最佳應用守則

除了非執行董事並無指定委任任期而需輪席退任外，本公司在本年度內一直遵守上市規則附錄十四所載之最佳應用守則。

CODE OF BEST PRACTICE

The Company has complied throughout the year with Appendix 14 to the Listing Rules except that non-executive directors have no set term of office but retire from office on a rotational basis.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

五年財務資料摘要

本集團過往五個財政年度之業績及資產負債摘要刊載於第148頁。

FIVE-YEAR FINANCIAL SUMMARY

A summary of the Group's results and its assets and liabilities for the past five financial years is set out on page 148.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

AUDITORS

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事局命
主席
寧高寧

香港，二零零三年四月三日

On behalf of the Board
NING GAONING
Chairman

Hong Kong, 3 April 2003

核數師報告
REPORT OF THE AUDITORS

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致華潤創業有限公司全體股東

（於香港註冊成立之有限公司）

本核數師行已完成審核載於第59頁至第141頁按照香港普通採納之會計原則編製之財務報告。

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 59 to 141 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並向股東作出報告。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group consistently applied and adequately disclosed.

本行策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述財務報告均真實與公平地反映 貴公司及 貴集團於二零零二年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

德勤。關黃陳方會計師行
執業會計師

香港，二零零三年四月三日

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 3 April 2003

綜合損益表
CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零二年十二月三十一日止年度 for the year ended 31 December 2002

		附註 Notes	二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
營業額	Turnover	3	**28,822,019**	24,196,490
銷售成本	Cost of sales		**(23,114,000)**	(19,504,688)
毛利	Gross profit		**5,708,019**	4,691,802
其他收益	Other revenue	4	**440,728**	513,697
銷售及分銷費用	Selling and distribution expenses		**(2,759,151)**	(1,988,926)
一般及行政費用	General and administrative expenses		**(1,589,223)**	(1,194,772)
經營溢利	Profit from operations		**1,800,373**	2,021,801
財務成本	Finance costs	5	**(312,246)**	(422,668)
有關於聯營公司之投資所確認之虧損	Loss recognised in respect of investment in an associate		**—**	(292,012)
應佔聯營公司業績	Share of results of associates		**449,930**	422,559
除稅前溢利	Profit before taxation	6	**1,938,057**	1,729,680
稅項	Taxation	10	**(310,187)**	(263,825)
除稅後溢利	Profit after taxation		**1,627,870**	1,465,855
少數股東權益	Minority interests		**(224,925)**	(261,048)
股東應佔溢利	Profit attributable to shareholders		**1,402,945**	1,204,807
股息	Dividends	11	**981,611**	366,229
每股盈利	Earnings per share	12		
基本	Basic		**HK$0.68**	HK$0.60
攤薄	Diluted		**HK$0.67**	HK$0.59

綜合資產負債表
CONSOLIDATED BALANCE SHEET

於二零零二年十二月三十一日 at 31 December 2002

		附註 Notes	二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	13,420,082	11,232,754
無形資產	Intangible assets	14	1,207,095	962,780
於聯營公司之權益	Interests in associates	16	2,132,461	3,203,171
其他投資	Other investments	17	179,140	81,749
預付款項	Prepayments	18	367,200	388,800
			17,305,978	15,869,254
流動資產	**Current assets**			
存貨	Stocks	19	3,386,797	2,197,371
貿易及其他應收款項	Trade and other receivables	20	3,502,561	2,671,743
可退回稅項	Taxation recoverable		23,981	15,365
現金寄存律師專用戶口	Stakeholder accounts		—	29,264
已質押銀行存款	Pledged bank deposits		33,648	12,136
現金及銀行結存	Cash and bank balances		3,912,404	5,883,818
			10,859,391	10,809,697
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	(6,034,606)	(4,081,247)
短期貸款	Short term loans	23	(2,278,454)	(2,592,128)
應付稅項	Taxation payable		(115,107)	(95,741)
			(8,428,167)	(6,769,116)
流動資產淨值	**Net current assets**		2,431,224	4,040,581
總資產減流動負債	**Total assets less current liabilities**		19,737,202	19,909,835
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	24	(3,150,507)	(5,018,034)
遞延稅項	Deferred taxation	25	(36,706)	(36,574)
			16,549,989	14,855,227
少數股東權益	**Minority interests**	26	(3,263,256)	(2,867,842)
			13,286,733	11,987,385
資本及儲備	**Capital and reserves**			
股本	Share capital	27	2,080,405	2,015,550
儲備	Reserves	28	11,206,328	9,971,835
			13,286,733	11,987,385

寧高寧 NING GAONING
董事 Director

陳普芬 CHAN PO FUN, PETER
董事 Director

資產負債表
BALANCE SHEET

於二零零二年十二月三十一日 at 31 December 2002

		附註 Notes	二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	**62,428**	56,021
於附屬公司之權益	Interests in subsidiaries	15	**14,870,262**	13,226,486
於聯營公司之權益	Interests in associate	16	**—**	1,808,836
			14,932,690	15,091,343
流動資產	**Current assets**			
存貨	Stocks	19	**3,000**	3,000
貿易及其他應收款項	Trade and other receivables	20	**90,833**	40,432
現金及銀行結存	Cash and bank balances		**223,624**	392,491
			317,457	435,923
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	**(73,522)**	(35,703)
應付稅項	Taxation payable		**(7,491)**	(7,526)
			(81,013)	(43,229)
流動資產淨值	**Net current assets**		**236,444**	392,694
			15,169,134	15,484,037
資本及儲備	**Capital and reserves**			
股本	Share capital	27	**2,080,405**	2,015,550
儲備	Reserves	28	**13,088,729**	13,468,487
			15,169,134	15,484,037

寧高寧 NING GAONING
董事 Director

陳普芬 CHAN PO FUN, PETER
董事 Director

綜合現金流量表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年十二月三十一日止年度 For the year ended 31 December 2002

		附註 Note	二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
經營活動之現金流量	**Cash flow from operating activities**			
經營所得之現金	Cash generated from operations	29A	**2,956,205**	1,760,227
已付香港利得稅	Hong Kong Profits Tax paid		**(196,150)**	(109,218)
已付中國內地所得稅	Chinese Mainland income tax paid		**(79,742)**	(47,935)
已付海外利得稅	Overseas profits tax paid		**(8,559)**	(2,106)
退還香港利得稅	Hong Kong Profits Tax refunded		**34,474**	—
經營活動之現金流入淨額	**Net cash inflow from operating activities**		**2,706,228**	1,600,968
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**48,665**	10,557
其他投資之出售與還款所得款項	Proceeds from disposal of and repayment from other investments		**—**	2,053
已收聯營公司股息	Dividends received from associates		**257,942**	1,106,443
已收其他投資股息	Dividends received from other investments		**14,525**	12,888
已收利息	Interest received		**145,665**	257,107
購入固定資產	Purchase of fixed assets		**(1,230,944)**	(583,522)
出售附屬公司（減除出售後流出之現金及現金等值）	Disposal of subsidiaries (net of cash and cash equivalent disposed of)	29B	**(9,356)**	4,050
出售聯營公司	Disposal of associates		**1,810,892**	264,096
收購附屬公司／業務（減除收購所得之現金及現金等值）	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	29C	**(999,106)**	(681,532)
增購附屬公司權益	Acquisition of additional interest in subsidiaries		**(219,413)**	—
收購聯營公司	Acquisition of associate		**(219,500)**	—
支付購入附屬公司權益款項	Payment of purchase of interests in subsidiaries		**(336,343)**	(1,726,039)
收購及墊款予聯營公司	Purchase of and advances to associates		**(56,092)**	(862,814)
銀行存款質押作為短期銀行貸款之抵押	Bank deposits pledged for short term bank loans		**(21,512)**	129,964
購入其他投資	Purchase of other investments		**(10,919)**	—
用於投資活動之淨現金	**Net cash used in investing activities**		**(825,496)**	(2,066,749)

		附註 Note	二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
融資活動之現金流量	**Cash flows from financing activities**			
已付股息	Dividends paid		**(912,713)**	(462,992)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(25,296)**	(400,787)
已付融資租約費用	Finance lease charges paid		**(2,402)**	(4,079)
已付利息	Interest paid		**(219,051)**	(360,862)
發行普通股本所得款項	Net proceeds from issue of ordinary shares		**41,329**	93,391
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings		**4,374,162**	2,711,662
償還貸款	Repayment of loans		**(7,055,124)**	(2,350,193)
融資租賃付款之資本部份	Capital elements of finance lease rental payment		**(5,413)**	(11,918)
少數股東權益	Minority interests		**(47,830)**	283,219
用於融資活動之淨現金	**Net cash used in financing activities**		**(3,852,338)**	(502,559)
淨現金及現金等值減少	**Net decrease in cash and cash equivalents**		**(1,971,606)**	(968,340)
匯率調整之影響	Effect on foreign exchange rate changes		**(722)**	—
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January		**5,879,936**	6,848,276
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**		**3,907,608**	5,879,936
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**			
現金及銀行結餘	Cash and bank balances		**3,912,404**	5,883,818
銀行透支	Bank overdrafts		**(4,796)**	(3,882)
			3,907,608	5,879,936

綜合股東權益變動表
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零二年十二月三十一日止年度 For the year ended 31 December 2002

		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	匯兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
匯率調整	Exchange rate adjustments	—	—	—	—	(1,355)	—	—	(1,355)
重估虧絀	Deficit on revaluation	—	—	—	(21,220)	—	—	—	(21,220)
未於綜合損益表內確認之虧損淨額	Net losses not recognised in the consolidated profit and loss account	—	—	—	(21,220)	(1,355)	—	—	(22,575)
行使購股權	Exercise of share options	8,555	32,821	—	—	—	—	—	41,376
配發股份	Allotment of shares	56,300	414,931	—	—	—	—	—	471,231
發行股份費用	Share issue expenses	—	(47)	—	—	—	—	—	(47)
因出售物業之調撥	Release due to disposal of properties	—	—	—	802	—	—	—	802
因出售附屬及聯營公司之調撥	Release due to disposal of subsidiaries and an associate	—	—	314,020	—	3,668	—	641	318,329
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,402,945	1,402,945
股息	Dividends	—	—	—	—	—	—	(912,713)	(912,713)
轉撥	Transfer	—	—	—	—	—	8,891	(8,891)	—
股東權益變動淨額	Net changes in equity	64,855	447,705	314,020	(20,418)	2,313	8,891	481,982	1,299,348
於二零零二年一月一日之結餘	Balance at 1 January 2002	2,015,550	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	11,987,385
於二零零二年十二月三十一日之結餘	Balance at 31 December 2002	2,080,405	10,348,435	(5,416,229)	—	8,218	13,600	6,252,304	13,286,733

		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	匯兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
匯率調整	Exchange rate adjustments	—	—	—	—	(1,276)	—	—	(1,276)
重估虧絀	Deficit on revaluation	—	—	—	(25,545)	—	—	—	(25,545)
未於綜合損益表內確認之虧損淨額	Net losses not recognised in the consolidated profit and loss account	—	—	—	(25,545)	(1,276)	—	—	(26,821)
行使購股權	Exercise of share options	12,502	81,056	—	—	—	—	—	93,558
增購附屬公司權益而配發股份	Allotment of shares for acquiring additional interest in a subsidiary	14,263	114,818	—	—	—	—	—	129,081
發行股份費用	Share issue expenses	—	(166)	—	—	—	—	—	(166)
就出售聯營公司所確認之虧損	Loss recognised in respect of disposal of an associate	—	—	292,012	—	—	—	—	292,012
因出售附屬及聯營公司之調撥	Release due to disposal of subsidiaries and associates	—	—	(1,315)	—	(226)	(6,056)	6,056	(1,541)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,204,807	1,204,807
股息	Dividends	—	—	—	—	—	—	(462,992)	(462,992)
轉撥	Transfer	—	—	—	—	—	1,311	(1,311)	—
股東權益變動淨額	Net changes in equity	26,765	195,708	290,697	(25,545)	(1,502)	(4,745)	746,560	1,227,938
於二零零一年一月一日之結餘	Balance at 1 January 2001	1,988,785	9,705,022	(6,020,946)	45,963	7,407	9,454	5,023,762	10,759,447
於二零零一年十二月三十一日之結餘	Balance at 31 December 2001	2,015,550	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	11,987,385

財務報告附註
NOTES TO THE FINANCIAL STATEMENTS

一、 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零二年十二月三十一日的最終控股公司是一間於中國內地成立的公司 — 中國華潤總公司(「中國華潤」)。

本公司之主要業務是物業投資及投資控股，其主要附屬公司及聯營公司之業務載於第130頁至第141頁。

乙 財務報告編製基準

財務報告乃遵照截至二零零二年十二月三十一日止年度適用的香港會計實務準則(「會計實務準則」)而編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

丙 會計政策之變動

根據會計實務準則第十一號(於二零零一年十二月修訂)「外幣換算」，以港幣以外之貨幣列值的附屬公司資產負債表乃按照結算日當日的匯率折算，而損益表則按平均匯率折算。匯兑差額乃作為儲備之變動處理。

1. GENERAL

A *Ultimate holding company*

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2002 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland.

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 130 to 141.

B Basis of preparation of the financial statements

The financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAPs") applicable for the year ended 31 December 2002. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

C Changes in accounting policies

In accordance SSAP 11 (revised in December 2001) "Foreign currency translation", the balance sheet of subsidiaries expressed in currencies other than Hong Kong dollars are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

一. 一般事項*續*

丙 會計政策之變動*續*

於去年度，以港幣以外之貨幣申報的附屬公司損益表乃按結算匯率折算。此乃一個會計政策的變動。然而，由於此項變動對本年度及以往年度無重大影響，故以往年度以港幣以外之貨幣申報的附屬公司損益表折算並未重新列賬。

丁 經修訂之披露要求

(甲) *股東權益變動表*

會計實務準則第一號（經修訂）「財務報表之呈報」規定在其財務報告申報股東權益變動表，作為其個別組成部份。去年度的比較數字已重新列賬以貫徹呈列方式。

(乙) *現金流量表*

會計實務準則第十五號（經修訂）「現金流量表」提出修訂現金流量分三項，即經營，投資及融資，而非先前的五項。去年度的比較數字已重新列賬以貫徹呈列方式。

1. GENERAL *continued*

C Changes in accounting policies *continued*

In prior year, the profit and loss account of subsidiaries reported in currencies other than Hong Kong dollars was translated at closing rate. This is a change in accounting policy, however, the translation of the profit and loss account of subsidiaries reported in currencies other than Hong Kong dollars in prior years has not been restated as the effect of this change is not material to the current and prior years.

D Revised disclosure requirements

(a) *Statement of Changes in Equity*

SSAP 1 (Revised) "Presentation of financial statements" requires to present the statement of changes in equity as a separate component of its financial statements. Comparative figures for the prior year have been restated in order to achieve a consistent presentation.

(b) *Cash Flow Statements*

SSAP 15 (Revised) "Cash flow statements" has introduced revised classifications of cash flows under three headings — operating, investing and financing, rather than the previous five headings. Comparative figures for the prior year have been restated in order to achieve a consistent presentation.

二. 主要會計政策

甲 綜合入賬

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙所載基準將本集團於聯營公司之權益一併納入計算。於本年內收購或出售之附屬公司及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止（視情況而定）納入計算。

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事局或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司以已收及應收股息計算附屬公司之業績。

丙 聯營公司

聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。綜合損益表包括本集團年內應佔聯營公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司資產淨值另加收購時產生之未攤銷商譽（負商譽）減任何減值虧損入賬。

2. PRINCIPAL ACCOUNTING POLICIES

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in associates on the basis set out in note 2C below. The results of subsidiaries and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate.

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Associates

An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The consolidated profit and loss account includes the Group's share of the results of associates for the year. In the consolidated balance sheet, interests in associates is stated at the Group's share of net assets of the associates plus unamortised goodwill (negative goodwill) arising on acquisitions, less any impairment loss.

二. 主要會計政策*續*

丙 聯營公司*續*

於本公司之資產負債表內，聯營公司之投資乃按成本值減任何減值虧損列賬。

丁 其他投資

其他投資乃指於債務和股本證券之投資，惟純粹持有作收回墊款之用途或持有作於附屬公司、聯營公司或合營企業投資之用途者除外。

其他持有至到期之債務證券投資乃按攤銷後成本於資產負債表列賬。攤銷後成本乃指成本加減購入價及到期款額之差額之累積攤銷。

其他以確定長期持有之證券投資乃按成本計算，並扣除任何減值虧損(暫時減值虧損者除外)。

其他投資(持有至到期之債務證券或以確定長期持有之證券投資除外)以公允價值計算，並連同其未變現損益包括於綜合損益表內。

戊 商譽／負商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團於收購日期所佔收購之附屬公司／聯營公司可予確定資產與負債之公允價值之權益差額。收購附屬公司／聯營公司而產生之負商譽，指本集團於所收購可予確定資產與負債之公允價值之權益超逾收購成本之差額。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

C Associates *continued*

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss.

D Other investments

Other investments are investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures.

Other investments which are debt securities held-to-maturity are stated at amortised cost in the balance sheet. Amortised cost is cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount.

Other investments which are held for an identified long-term purpose are measured at cost as reduced by any impairment loss that is other than temporary.

Other investments which are neither debt securities held-to-maturity nor securities held for an identified long-term purpose are measured at fair value, with unrealised gains or losses included in the consolidated profit and loss account.

E Goodwill/Negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the acquired subsidiary/an associate at the date of acquisition. Negative goodwill arising from acquisitions of subsidiaries/associates represents the excess of the Group's interest in the fair value of identifiable assets and liabilities acquired over the cost of acquisition.

二. 主要會計政策*續*

戊 商譽／負商譽*續*

於二零零一年一月一日前進行收購所產生之商譽乃在儲備撇銷，並將於出售有關附屬公司或聯營公司時，或在商譽被斷定為已經減值時，在損益表內扣除。

於二零零一年一月一日或之後進行收購所產生之商譽按直線法於綜合損益表攤銷，並於其估計可使用年期(即在不超過二十年之期間內)在綜合資產負債表內以成本值減去累計攤銷及減值虧損後列賬。

如有跡象顯示會出現減值，則會評定在前年度於儲備撇銷之商譽賬面值，並即時撇減至可收回數額。

於二零零一年一月一日前進行收購所產生之負商譽繼續保存於儲備，並於出售有關附屬公司或聯營公司時撥入綜合損益表處理。

於二零零一年一月一日或之後進行收購所產生之負商譽，乃呈列為從資產中扣除之部份，並將會在分析過導致餘額之情況後，撥入綜合損益表處理。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

E Goodwill/Negative goodwill *continued*

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 January 2001 is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life of not more than 20 years and is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss.

Where an indication of impairment exists, the carrying amount of goodwill previously written off against reserves is assessed and written down immediately to its recoverable amount.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets and will be released to the consolidated profit and loss account based on an analysis of the circumstances from which the balance resulted.

二. 主要會計政策*續*

戊 商譽／負商譽*續*

倘負商譽與本集團收購計劃當中已確定預期會於未來出現之虧損及開支有關，並能可靠地計算時（但並非為於收購日期之可確定負債），則該部份的負商譽會於未來虧損及開支在損益表確認時在損益表確認。任何其餘負商譽如不超過所收購之非貨幣資產之公允價值，會於該等所購入可予確定應計折舊資產的餘下加權平均可使用年限內在損益表確認。負商譽如超逾該等非貨幣資產之公允價值，會即時在損益表內確認。

己 固定資產

(甲) 投資物業

投資物業乃建築工程經已完成並因其投資潛力而持有之土地及樓宇權益，任何租金收入乃按公平原則磋商釐定。該等物業乃以每年之專業估值所得之公開市值列賬。

估值最少每隔三年由獨立估值師進行一次，而其間年份，每年則由本集團具專業資格之行政人員進行評估。投資物業價值之變動乃撥作物業重估儲備之變動處理。倘此項儲備之總額不足以抵銷整個投資物業組合之虧絀，則不足之數自損益表中扣除。倘虧絀已於過往損益表中扣

2. PRINCIPAL ACCOUNTING POLICIES *continued*

E Goodwill/Negative goodwill *continued*

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised in the profit and loss account. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those identifiable acquired depreciable assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

F Fixed Assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are stated at their open market value on the basis of an annual professional valuation.

The valuations are carried out at intervals of not more than three years by independent valuers and in each of the intervening years, valuations are undertaken by professionally qualified executives of the Group. Changes in the value of investment properties are dealt with as movements in the property valuation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account.

二. 主要會計政策*續*

己 固定資產*續*

(甲) *投資物業續*

除，但其後出現重估盈餘時，則將已扣除之虧絀部份從此項盈餘中撥入損益表內。在出售重估投資物業時，有關之重估盈餘則轉入損益表內。

本公司概無為以未屆滿年期超過二十年之租約持有之投資物業作折舊撥備。

(乙) *在建工程*

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減累計減值虧損(如有)列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本公司概不會為在建工程作任何折舊撥備。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

F Fixed Assets *continued*

(a) *Investment properties continued*

Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. Upon sale of a revalued investment property, the revaluation surplus is transferred to the profit and loss account.

No depreciation is provided for investment properties which are held on leases with an unexpired term of more than 20 years.

(b) *Construction in progress*

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets.

二. 主要會計政策*續*

己 固定資產*續*

(丙) *其他固定資產*

投資物業及在建工程以外之固定資產按成本值減折舊及累計減值虧損(如有)列賬。

其他固定資產之折舊乃按其估計可用年限，以直線法撇銷資產成本撥備。所採用之估計年期如下：

土地	按剩餘租賃期撇銷
樓宇	20至50年
租賃物業裝修	按3至10年或按剩餘租賃年期兩者中較短者
船隻	5至15年
冷倉設備	10年
機器設備	5至25年
傢俬及設備	3至10年
汽車	3至8年

(丁) *固定資產之減值*

於各結算日，為評估是否有跡象顯示投資物業以外的固定資產已經減值，內部及外來之有關資料均會列入考慮。倘若出現此等跡象，有關資產的可收回數額會予以估計，並(如有關)確認減值虧損，以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

F Fixed Assets *continued*

(c) *Other fixed assets*

Fixed assets other than investment properties and construction in progress are stated at cost less depreciation and accumulated impairment losses, if any.

Depreciation of other fixed assets is provided to write off the cost of the assets using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

Land	Over the unexpired term of lease
Buildings	20 to 50 years
Leasehold improvements	3 to 10 years or over the unexpired term of lease, whichever is shorter
Vessels	5 to 15 years
Cold storage facilities	10 years
Plant and machinery	5 to 25 years
Furniture and equipment	3 to 10 years
Motor vehicles	3 to 8 years

(d) *Impairment of fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

二. 主要會計政策*續*

己 固定資產*續*

(丁) *固定資產之減值續*

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計可收回數額，惟該項減值撥回數額不得超過該項資產於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

庚 租賃

(甲) *融資租約*

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

(乙) *營業租約*

融資租約以外的其他所有租賃均視作營業租約入賬。

營業租約之租金收入或開支在個別租約的租約期以直線法在損益表確認，除非有另一基準更能代表用戶得益的時間模式，則作別論。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

F Fixed Assets *continued*

(d) *Impairment of fixed assets continued*

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

G Leases

(a) *Finance leases*

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the risks and rewards incident to ownership are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to profit and loss account.

(b) *Operating leases*

All leases other than finance leases are accounted for as operating leases.

Rental income or expense arising from operating leases is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

二. 主要會計政策續

2. PRINCIPAL ACCOUNTING POLICIES *continued*

辛 無形資產

無形資產乃以成本值列賬，並以直線法按其可用年期攤銷。估計可用年期如下：

H Intangible assets

Intangible assets are stated at cost and are amortised on the straight line method over its useful life. The estimated useful life are as follows:

商標 Brand names	10至20年 10 to 20 years
開發成本 Development costs	5至15年 5 to 15 years

如有跡象顯示會出現減值，任何無形資產的賬面值會隨即予以評估，並撇減至可收回數額。

Where an indication of impairment exists, the carrying amount of any intangible assets is assessed and written down immediately to its recoverable amount.

壬 物業存貨

物業存貨包括待售發展中物業及待售物業。

發展中物業按土地成本及發展開支入賬。發展開支包括建築成本、撥作資本之利息及有關借貸成本，加上直至結算日之應佔溢利，再扣除已收之進度款項及可預見虧損。

預售發展中物業所得之溢利於發展期間確認。按此基準，於會計期間確認之預售物業溢利，乃參照計至結算日所產生之發展成本佔完成時總估計發展成本之比例，並就或然事項作出適當備抵而計算。

持作出售之物業以成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

I Stock of properties

Stock of properties includes properties under development for sale and properties held for sale.

Properties under development comprise the land cost together with development expenditure, which includes construction costs, capitalised interest and ancillary borrowing costs, plus attributable profits taken to date, less progress payments received and foreseeable losses.

Profit on pre-sale of properties under development is recognised over the course of the development. On this basis, profit recognised on properties pre-sold during an accounting period is calculated by reference to the proportion of development costs incurred up to the accounting date to total estimated development costs to completion, with due allowance for contingencies.

Property held for sale is stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二. 主要會計政策續

2. PRINCIPAL ACCOUNTING POLICIES *continued*

癸 其他存貨

其他存貨包括原料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

在製品及製成品之成本包括直接原料、直接勞工成本及適當攤分之生產費用。

成本乃按加權平均法釐定，或就零售業務而言，成本乃按先入先出基準計算。

在過去年度，零售業務的存貨乃按加權平均法釐定。本年度，管理層為現有和新收購的零售業務而採納的成本方法作出檢討，並且認為採用先入先出方法，更能有效融合和準確計算各零售業務。成本方法的變動對本會計年度的業績並無重大影響。

可變現淨值乃按估計淨銷售價減所有其他之生產成本及有關市場推廣、銷售及分銷之成本而釐定。

J Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

Cost of work-in-progress and finished goods comprises direct materials, direct labour and an appropriate proportion of production overheads.

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

In prior years, stocks of retail business were determined on the weighted average method. In current year, the management reviewed the costing method adopted for stocks of retail business of both existing and newly acquired operations and considered, by using the first-in-first-out method, the respective retail operations could be better integrated and measured effectively. The effect of the change in costing method has had no material effect on the results for the current accounting period.

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

子 收益確認

於發展完成前預售發展中物業所得之收入，乃參照截至結算日止所產生之發展成本所佔截至完成為止之估計總發展成本之比例，於各項買賣協議簽署起至發展完成止之期間確認。

其他銷售於貨物付運及服務提供後確認，而利息收入則在出現時在損益表中確認。

K Recognition of revenue

Income from pre-sale of properties under development prior to completion of the development is recognised over the period from execution of the respective sale and purchase agreements to the completion of development by reference to the proportion of development costs incurred up to the balance sheet date to total estimated development costs to completion.

Other sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

二. 主要會計政策*續*

丑 借貸成本

借貸成本乃按應計基準入賬，並於產生年度在綜合損益表中扣除，惟固定資產及發展中物業之有關融資成本則撥充資本，作為該項資產成本之部份，直至當該項資產作其擬定用途或出售之一切所需活動大部份完成為止。

為安排銀團貸款備用額和債務證券而支付的費用為遞延費用，以直線法於貸款期間內攤銷。

寅 遞延稅項

遞延稅項乃就稅務上計算之溢利與財務報告中所示溢利間之時差，以負債法撥備，惟撥備只限於預期在可見將來變現之負債或資產。

卯 外匯

港元以外之貨幣交易乃按照交易當日之匯率折算。以各種貨幣列值之貨幣資產及負債則按結算日之匯率折算。匯兌差額乃列入釐定經營溢利之賬項中。

於綜合賬目時，以港元以外貨幣申報之附屬公司資產負債表上的數額乃按結算日之匯率折算為港元。以港元以外之貨幣申報之附屬公司損益表乃按全年平均匯率折算。匯兌差額乃作為儲備之變動處理。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

L Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the consolidated profit and loss account in the year incurred, except for costs related to funding of fixed assets and properties under development which are capitalised as part of the cost of that asset up to the date when substantially all the activities necessary to prepare the asset for its intended use or sale are completed.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

M Deferred taxation

Deferred taxation is accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be crystallised in the foreseeable future.

N Foreign exchange

Transactions in currencies other than Hong Kong dollars are converted at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in such currencies are re-translated at the rates of exchange ruling on the balance sheet date. Exchange differences are included in the determination of operating profit.

On consolidation, the amounts in the balance sheet of subsidiaries reported in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. The profit and loss account of subsidiaries reported in currencies other than Hong Kong dollars is translated at the average exchange rates for the year. Exchange differences are dealt with as movements on reserves.

二. 主要會計政策續 2. PRINCIPAL ACCOUNTING POLICIES *continued*

辰 僱員福利 — 購股權

當依據本公司之購股權計劃向僱員授出可認購本公司股份之購股權時，於授出日期不會確認為僱員福利成本或負擔。當購股權獲行使時，股東權益按所收取款項而增加。

O Employee benefits — Share option schemes

When options are granted to employees to subscribe for shares of the Company in accordance with the Company's share option schemes, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

三. 營業額及分類資料 3. TURNOVER AND SEGMENT INFORMATION

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
營業額指本公司及其附屬公司向對外客戶之銷售，包括來自下列項目之收入：	Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:		
出售貨品	Sales of goods	**27,812,322**	22,345,688
提供服務及其他收入	Rendering of services and others	**743,957**	656,493
租金收入	Rental income	**198,114**	199,932
出售物業	Sales of properties	**67,626**	994,377
		28,822,019	24,196,490

三. 營業額及分類資料*續* 3. TURNOVER AND SEGMENT INFORMATION *continued*

主要申報規格 — 按業務劃分 Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$000	零售 Retail 港幣千元 HK$000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$000	飲品 Beverage 港幣千元 HK$000	紡織 Textiles 港幣千元 HK$000	物業 Property 港幣千元 HK$000	投資及其他業務 Investments and Others 港幣千元 HK$000	對銷 Elimination 港幣千元 HK$000	總計 Total 港幣千元 HK$000
截至二零零二年十二月三十一日止年度	**For the year ended 31 December 2002**									
收益	**REVENUE**									
對外銷售	External sales	10,500,763	6,342,269	4,768,241	3,738,119	2,521,527	432,658	518,442	—	28,822,019
業務間銷售	Inter-segment sales	—	1,936	35,133	—	—	108,174	—	(145,243)	—
		10,500,763	6,344,205	4,803,374	3,738,119	2,521,527	540,832	518,442	(145,243)	28,822,019
其他收益	Other revenue	29,136	54,634	40,493	33,522	49,358	11,551	81,723	—	300,417
		10,529,899	6,398,839	4,843,867	3,771,641	2,570,885	552,383	600,165	(145,243)	29,122,436
業績	**RESULT**									
分類業績	**Segment result**	327,052	116,309	402,909	344,708	199,574	270,330	62,763	—	1,723,645
未經分攤之公司支出	Unallocated corporate expenses									(63,583)
利息收入	Interest income									140,311
經營溢利	Profit from operations									1,800,373
財務成本	Finance costs									(312,246)
應佔聯營公司純利	Share of net profits of associates	6,660	(704)	40,090	—	9,961	—	336,893	—	392,900
稅項	Taxation									(253,157)
除稅後溢利	**Profit after taxation**									1,627,870
於二零零二年十二月三十一日	**As at 31 December 2002**									
資產	**ASSETS**									
分類資產	Segment assets	3,436,270	4,068,248	2,897,675	6,619,753	2,398,791	5,289,473	401,202	—	25,111,412
於聯營公司之投資	Investments in associates	239,361	220,685	469,085	—	120,419	—	1,082,911	—	2,132,461
可退回稅項	Taxation recoverable									23,981
未經分攤之公司資產	Unallocated corporate assets									897,515
綜合資產總值	**Consolidated total assets**									28,165,369
負債	**LIABILITIES**									
分類負債	Segment liabilities	1,395,178	2,633,167	659,525	2,762,400	813,355	216,605	58,009	—	8,538,239
稅務負擔	Tax liabilities									151,813
未經分攤之公司負債	Unallocated corporate liabilities									2,925,328
綜合負債總值	**Consolidated total liabilities**									11,615,380
其他資料	**OTHER INFORMATION**									
資本開支	Capital expenditure	73,339	677,079	69,324	232,374	147,575	8,451	24,584	—	1,232,726
折舊及攤銷	Depreciation and amortisation	77,435	180,989	119,703	378,067	58,847	33,262	52,105	—	900,408
已確認之減值虧損	Impairment loss recognised	—	1,068	—	12,000	—	—	—	—	13,068
投資物業重估虧絀	Revaluation deficit of investment properties	—	—	—	—	—	57,410	—	—	57,410

三. 營業額及分類資料*續*

3. TURNOVER AND SEGMENT INFORMATION *continued*

主要申報規格 — 按業務劃分*續*

Primary reporting format — business segments *continued*

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$000	零售 Retail 港幣千元 HK$000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$000	飲品 Beverage 港幣千元 HK$000	紡織 Textiles 港幣千元 HK$000	物業 Property 港幣千元 HK$000	投資及其他業務 Investments and Others 港幣千元 HK$000	對銷 Elimination 港幣千元 HK$000	總計 Total 港幣千元 HK$000
截至二零零一年十二月三十一日止年度	**For the year ended 31 December 2001**									
收益	**REVENUE**									
對外銷售	External sales	9,889,257	4,025,816	5,715,205	2,412,999	—	1,378,942	774,271	—	24,196,490
業務間銷售	Inter-segment sales	—	—	34,654	—	—	100,014	—	(134,668)	—
		9,889,257	4,025,816	5,749,859	2,412,999	—	1,478,956	774,271	(134,668)	24,196,490
其他收益	Other revenue	48,177	38,067	56,562	23,070	—	15,716	8,459	—	190,051
		9,937,434	4,063,883	5,806,421	2,436,069	—	1,494,672	782,730	(134,668)	24,386,541
業績	**RESULT**									
分類業績	**Segment result**	246,107	90,907	436,252	147,871	—	707,324	117,034	—	1,745,495
未經分攤之公司支出	Unallocated corporate expenses									(47,340)
利息收入	Interest income									255,272
出售投資所得溢利	Profit on disposal of investments									68,374
經營溢利	Profit from operations									2,021,801
財務成本	Finance costs									(422,668)
有關於聯營公司之投資所確認虧損	Loss recognised in respect of investment in an associate									(292,012)
應佔聯營公司純利	Share of net profits of associates	11,668	3,819	43,508	—	—	—	310,965	—	369,960
稅項	Taxation									(211,226)
除稅後溢利	**Profit after taxation**									1,465,855
於二零零一年十二月三十一日	**As at 31 December 2001**									
資產	**ASSETS**									
分類資產	Segment assets	2,650,090	1,944,924	2,961,970	5,991,932	—	5,283,320	754,300	—	19,586,536
於聯營公司之投資	Investments in associates	235,584	48,735	472,953	—	—	—	2,445,899	—	3,203,171
可退回稅項	Taxation recoverable									15,365
未經分攤之公司資產	Unallocated corporate assets									3,873,879
綜合資產總值	**Consolidated total assets**									26,678,951
負債	**LIABILITIES**									
分類負債	Segment liabilities	711,766	1,192,868	454,642	2,564,127	—	472,521	226,454	—	5,622,378
稅務負擔	Tax liabilities									132,315
未經分攤之公司負債	Unallocated corporate liabilities									6,069,031
綜合負債總值	**Consolidated total liabilities**									11,823,724
其他資料	**OTHER INFORMATION**									
資本開支	Capital expenditure	89,647	153,886	162,395	78,435	—	67,525	31,634	—	583,522
折舊及攤銷	Depreciation and amortisation	74,577	88,798	118,854	250,840	—	32,948	55,683	—	621,700
已確認之減值虧損	Impairment loss recognised	—	—	—	6,000	—	—	—	—	6,000

三. 營業額及分類資料續

3. TURNOVER AND SEGMENT INFORMATION *continued*

次要申報規格 — 按地區劃分

Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零二年十二月三十一日止年度	**For the year ended 31 December 2002**				
分類收益	**Segment revenue**				
營業額	Turnover	14,423,234	12,227,194	2,171,591	28,822,019
其他收益	Other revenue	184,550	112,333	3,534	300,417
		14,607,784	12,339,527	2,175,125	29,122,436
於二零零二年十二月三十一日	**As at 31 December 2002**				
分類資產	Segment assets	11,126,855	13,074,867	909,690	25,111,412
添置固定資產	Additions to fixed assets	186,822	1,013,255	32,649	1,232,726
截至二零零一年十二月三十一日止年度	**For the year ended 31 December 2001**				
分類收益	**Segment revenue**				
營業額	Turnover	15,684,629	7,727,574	784,287	24,196,490
其他收益	Other revenue	145,365	37,956	6,730	190,051
		15,829,994	7,765,530	791,017	24,386,541
於二零零一年十二月三十一日	**As at 31 December 2001**				
分類資產	Segment assets	10,605,466	8,124,560	856,510	19,586,536
添置固定資產	Additions to fixed assets	229,449	259,813	94,260	583,522

四. 其他收益 4. OTHER REVENUE

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自非上市其他投資之股息	Dividend from unlisted other investments	14,525	12,888
利息收入	Interest income	140,311	255,272
出售附屬公司權益所得溢利	Profit on disposal of interest in subsidiaries	474	9,289

五. 財務成本 5. FINANCE COSTS

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
融資租約利息	Interest on finance leases	2,402	4,079
銀行貸款及其他貸款利息須於五年內悉數償還	Interest on bank loans and other loans wholly repayable within five years	284,692	399,153
融資支出	Financing charges	26,786	19,436
		313,880	422,668
減：撥充資本款項	Less: Amounts capitalised	(1,634)	—
		312,246	422,668

六. 除稅前溢利

6. PROFIT BEFORE TAXATION

		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**14,161**	10,292
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	**1,726,840**	1,317,732
折舊	Depreciation		
— 自置資產	— Owned assets	**814,771**	565,241
— 按融資租約持有之資產	— Assets held under finance leases	**5,078**	6,178
無形資產攤銷	Amortisation of intangible assets		
— 商譽（包括在一般及行政費用內）	— Goodwill (included in general and administrative expenses)	**67,712**	37,330
— 商譽以外之無形資產	— Intangible assets *other than goodwill*	**12,847**	12,951
投資物業重估虧絀	Revaluation deficit of investment properties	**57,410**	—
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**13,068**	6,000
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**560,859**	483,332
並已計入：	**And after crediting:**		
租金收入總額	Gross rental income	**198,114**	199,932
減：有關支出	Less: Related out-goings	**(10,288)**	(17,130)
租金收入淨額	Net rental income	**187,826**	182,802
所確認之負商譽（包括在其他收益內）	Negative goodwill recognised (included in other revenue)	**9,627**	—
應佔聯營公司溢利減虧損	Share of profits less losses of associates		
上市	Listed	**—**	28,718
非上市	Unlisted	**449,930**	393,841

七. 董事酬金 7. DIRECTORS' EMOLUMENTS

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
袍金	Fees	1,010	1,060
基本薪金及津貼	Basic salaries and allowances	16,710	14,731
公積金供款	Provident fund contributions	1,456	1,420
已付花紅	Bonus paid	1,017	2,804
行使購股權得益*	Benefit from share options exercised*	21,069	14,692
		41,262	34,707

* 該款項不在損益表中扣除。

* The amount was not charged to the profit and loss account.

全體董事之酬金總額介乎下列幅度：

The total emoluments of all directors were within the following bands:

		董事人數 No. of directors	
港幣	HK$	二零零二年 2002	二零零一年 2001
無－1,000,000	Nil – 1,000,000	7	8
1,000,001－1,500,000	1,000,001–1,500,000	3	3
1,500,001－2,000,000	1,500,001–2,000,000	1	1
2,000,001－2,500,000	2,000,001–2,500,000	2	2
2,500,001－3,000,000	2,500,001–3,000,000	1	—
3,000,001－3,500,000	3,000,001–3,500,000	1	1
3,500,001－4,000,000	3,500,001–4,000,000	—	1
5,500,001－6,000,000	5,500,001–6,000,000	—	2
7,000,001－7,500,000	7,000,001–7,500,000	—	1
8,000,001－8,500,000	8,000,001–8,500,000	1	—
15,000,001－15,500,000	15,000,001–15,500,000	1	—

上文所列包括支付予獨立非執行董事之董事袍金共港幣360,000元（二零零一年：港幣360,000元）。

The directors' fees paid to independent non-executive directors included above amounted to HK$360,000 (2001: HK$360,000).

八. 五位最高薪僱員

8. FIVE HIGHEST PAID EMPLOYEES

年內五位最高薪僱員包括三位(二零零一年：三位)董事，詳情已載於上文附註七。其他兩位(二零零一年：兩位)最高薪僱員所獲支付之酬金詳情如下：

The five highest paid employees during the year included three (2001: three) directors, details of whose remunerations are set out in note 7 above. The details of the remuneration paid to the other two (2001: two) highest paid employees are as follows:

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
基本薪金及津貼	Basic salaries and allowances	3,227	3,987
公積金供款	Provident fund contributions	333	343
已付花紅	Bonus paid	2,704	5,184
		6,264	9,514

此兩位最高薪僱員之薪酬介乎下列幅度：

The emoluments of these two highest paid individuals were within the following bands:

		人數 No. of persons 二零零二年 2002	 二零零一年 2001
港幣	HK$		
2,500,001－3,000,000	2,500,001–3,000,000	1	—
3,500,001－4,000,000	3,500,001–4,000,000	1	—
4,500,001－5,000,000	4,500,001–5,000,000	—	2

九. 職員公積金

9. STAFF PROVIDENT FUND

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百分比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
本集團對職員公積金之供款	Group contribution to staff provident fund	32,819	36,957
已動用之沒收供款	Forfeited contributions utilised	(3,264)	(3,230)
計入損益表之款項	Amount charged to profit and loss account	29,555	33,727
尚未動用之沒收供款	Un-utilised forfeited contributions	208	1,082

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付工資特定百分比的供款，作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

九. 職員公積金*續*

9. STAFF PROVIDENT FUND *continued*

乙 中國內地*續*

為上述的中國內地退休計劃而在損益表中扣除的總成本約達港幣99,008,000元（二零零一年：港幣79,944,000元）。

B Chinese Mainland *continued*

The total cost charged to the profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$99,008,000 (2001: HK$79,944,000).

十. 稅項

10. TAXATION

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
本年度稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	145,007	174,198
聯營公司	Associates	42,171	43,726
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	95,164	32,548
聯營公司	Associates	14,859	8,873
海外	**Overseas**		
附屬公司	Subsidiaries	12,959	2,553
		310,160	261,898
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
附屬公司	Subsidiaries	315	1,775
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	(288)	152
		310,187	263,825

十. 稅項*續*

10. TAXATION *continued*

香港利得稅乃根據本年度之估計應課稅溢利按稅率16%(二零零一年:16%)計算。中國內地所得稅乃根據適用於中國內地附屬公司及聯營公司之有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

本年度並未確認/(撥備)下列項目之潛在遞延稅項抵免/(扣除)如下:

Potential deferred taxation credit/(charge) for the year have not been recognised/(provided) in respect of the following:

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	2,712	(6,494)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	21,330	5,740
產生自其他時差	Arising from other timing differences	1,225	87

十一.股息 11. DIVIDENDS

		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
因去年配發股份及行使購股權而派發之額外末期股息	Additional final dividend paid for the previous year as a result of share allotment and exercise of share options	**5,798**	3,477
二零零二年之已付特別中期股息每股普通股港幣0.25元（二零零一年：無）	2002 special interim dividend paid of HK$0.25 (2001:Nil) per ordinary share	**518,142**	—
二零零二年之已付中期股息每股普通股港幣0.09元（二零零一年：港幣0.08元）	2002 interim dividend paid of HK$0.09 (2001: HK$0.08) per ordinary share	**187,218**	161,197
二零零二年擬派末期股息每股普通股港幣0.13元（二零零一年：港幣0.10元）	2002 proposed final dividend of HK$0.13 (2001: HK$0.10) per ordinary share	**270,453**	201,555
		981,611	366,229

董事於二零零三年四月三日舉行會議，擬派末期股息每普通股港幣0.13元。根據本公司於結算日之普通股數目而計算之擬派股息並無於本財務報告確認為負債。

At the meeting held on 3 April 2003 the directors proposed a final dividend of HK$0.13 per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the balance sheet date is not recognised as a liability in these financial statements.

十二.每股盈利 12. EARNINGS PER SHARE

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	**1,402,945**	1,204,807
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**69,561**	—
用以計算每股攤薄盈利之股東應佔純利	Net profit attributable to shareholders for the purpose of calculating diluted earnings per share	**1,472,506**	1,204,807

		二零零二年 2002	二零零一年 2001
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,070,867,429**	2,010,044,074
可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares:		
— 購股權	— Share options	**12,236,759**	17,212,460
— 可換股債券	— Convertible bonds	**119,595,400**	—
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,202,699,588**	2,027,256,534

於二零零一年行使可換股債券帶來反攤薄影響。

The effect of exercise of convertible bonds in 2001 is anti-dilutive.

十三.固定資產 13. FIXED ASSETS

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	機器設備 Plant and machinery 港幣千元 HK$'000	船隻 Vessels 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零二年一月一日	At 1 January 2002	2,618,497	4,906,265	3,614,102	927,510	1,997,267	14,063,641
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	69,950	821,422	1,133,938	—	592,710	2,618,020
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(49,221)	(42,704)	—	(15,953)	(107,878)
添置	Additions	—	103,228	205,607	29,281	894,610	1,232,726
出售	Disposals	(1,700)	(11,714)	(49,101)	(26,068)	(115,517)	(204,100)
匯兌差額	Exchange difference	—	(1,200)	(1,458)	—	(45)	(2,703)
重估虧絀	Revaluation deficit	(129,522)	—	—	—	—	(129,522)
重新分類	Reclassifications	256,065	(170,162)	443,924	2,083	(531,910)	—
於二零零二年十二月三十一日	At 31 December 2002	2,813,290	5,598,618	5,304,308	932,806	2,821,162	17,470,184
累計折舊及減值	Accumulated depreciation and impairment						
於二零零二年一月一日	At 1 January 2002	—	727,280	1,067,213	290,383	746,011	2,830,887
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	—	122,141	378,736	—	96,126	597,003
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(5,194)	(13,296)	—	(6,439)	(24,929)
本年度折舊	Charge for the year	—	158,086	360,496	72,057	229,210	819,849
出售撥回	Written back on disposals	—	(3,178)	(35,521)	(18,125)	(80,523)	(137,347)
匯兌差額	Exchange difference	—	(148)	(460)	—	60	(548)
重新分類	Reclassifications	47,881	(43,710)	74,058	—	(78,229)	—
重估調整	Revaluation adjustment	(47,881)	—	—	—	—	(47,881)
已確認之減值虧損	Impairment loss recognised	—	1,068	12,000	—	—	13,068
於二零零二年十二月三十一日	At 31 December 2002	—	956,345	1,843,226	344,315	906,216	4,050,102
賬面淨值	Net book values						
於二零零二年十二月三十一日	At 31 December 2002	2,813,290	4,642,273	3,461,082	588,491	1,914,946	13,420,082
於二零零一年十二月三十一日	At 31 December 2001	2,618,497	4,178,985	2,546,889	637,127	1,251,256	11,232,754
按下列方式列賬之資產:	Representing assets stated:						
按成本	At cost	—	5,598,618	5,304,308	932,806	2,821,162	14,656,894
按二零零二年專業估值	At 2002 professional valuation	2,813,290	—	—	—	—	2,813,290
		2,813,290	5,598,618	5,304,308	932,806	2,821,162	17,470,184

十三.固定資產續 13. FIXED ASSETS *continued*

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	**The Company**				
成本或估值	Cost or valuation				
於二零零二年一月一日	At 1 January 2002	45,700	1,823	22,123	69,646
添置	Additions	—	—	6,192	6,192
出售	Disposals	—	—	(6,715)	(6,715)
重估盈餘	Revaluation surplus	5,000	—	—	5,000
於二零零二年十二月三十一日	At 31 December 2002	50,700	1,823	21,600	74,123
累計折舊	Accumulated depreciation				
於二零零二年一月一日	At 1 January 2002	—	243	13,382	13,625
本年度折舊	Charge for the year	—	41	2,730	2,771
出售撥回	Written back on disposals	—	—	(4,701)	(4,701)
於二零零二年十二月三十一日	At 31 December 2002	—	284	11,411	11,695
賬面淨值	Net book values				
於二零零二年十二月三十一日	At 31 December 2002	50,700	1,539	10,189	62,428
於二零零一年十二月三十一日	At 31 December 2001	45,700	1,580	8,741	56,021
按下列方式列賬之資產：	Representing assets stated:				
按成本	At cost	—	1,823	21,600	23,423
按二零零二年專業估值	At 2002 professional valuation	50,700	—	—	50,700
		50,700	1,823	21,600	74,123

十三.固定資產*續* 13. FIXED ASSETS *continued*

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
物業權益之賬面淨值包括：	Net book values of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**2,806,162**	2,773,949
按中期契約持有之物業	Properties held on medium-term lease	**2,284,073**	2,268,394
按短期契約持有之物業	Properties held on short lease	**7,350**	8,638
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**52,407**	8,163
按中期契約持有之物業	Properties held on medium-term lease	**2,190,800**	1,608,609
按短期契約持有之物業	Properties held on short lease	**60,702**	69,279
海外	**Overseas**		
按短期契約持有之物業	Properties held on short lease	**54,069**	60,450
		7,455,563	6,797,482
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**50,700**	45,700
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1,539**	1,580
		52,239	47,280

十三.固定資產*續*

(甲) 投資物業已由本集團物業部副總經理兼特許測量師關博文先生按二零零二年十二月三十一日之公開市值基準作出估值。

(乙) 本集團按融資租約持有之固定資產於二零零二年十二月三十一日之賬面淨值達港幣24,999,000元（二零零一年：港幣34,078,000元）。

(丙) 賬面淨值為港幣466,414,000元（二零零一年：港幣654,049,000元）之固定資產已質押作為港幣370,643,000元之短期貸款（二零零一年：短期貸款港幣438,322,000元及長期貸款港幣37,600,000元）的抵押品。

(丁) 其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

13. FIXED ASSETS *continued*

(a) The investment properties have been valued at 31 December 2002 by Mr. Kwan Pok Man, Daniel, Chartered Surveyor, the deputy general manager of the Group's Property Division, on an open market value basis.

(b) The net book values of fixed assets held under finance leases of the Group at 31 December 2002 amounted to HK$24,999,000 (2001: HK$34,078,000).

(c) Fixed assets with net book value of HK$466,414,000 (2001: HK$654,049,000) are pledged for short term loans in the sum of HK$370,643,000 (2001: short term loans of HK$438,322,000 and long term loans of HK$37,600,000).

(d) Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十四.無形資產 14. INTANGIBLE ASSETS

		購入商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	**The Group**					
成本	Cost					
於二零零二年一月一日	At 1 January 2002	845,841	—	185,008	25,365	1,056,214
收購附屬公司/業務	Acquisition of subsidiaries/business	443,304	(137,594)	—	—	305,710
增持附屬公司股權	Increase in equity interest in subsidiaries	92,242	(78,523)	—	—	13,719
出售附屬公司	Disposal of subsidiaries	—	—	(4,089)	(3,589)	(7,678)
匯兌差額	Exchange difference	(34)	—	—	—	(34)
於二零零二年十二月三十一日	At 31 December 2002	1,381,353	(216,117)	180,919	21,776	1,367,931
累計攤銷	Accumulated amortisation					
於二零零二年一月一日	At 1 January 2002	37,330	—	37,472	18,632	93,434
本年度攤銷	Charge for the year	67,712	(9,627)	10,039	2,808	70,932
出售附屬公司撥回	Written back on disposal of subsidiaries	—	—	(1,913)	(1,615)	(3,528)
匯兌差額	Exchange difference	(2)	—	—	—	(2)
於二零零二年十二月三十一日	At 31 December 2002	105,040	(9,627)	45,598	19,825	160,836
賬面淨值	Net book values					
於二零零二年十二月三十一日	At 31 December 2002	1,276,313	(206,490)	135,321	1,951	1,207,095
於二零零一年十二月三十一日	At 31 December 2001	808,511	—	147,536	6,733	962,780

十四.無形資產續

購入商譽乃根據其估計可用年限七至二十年攤銷。負商譽會以直線法,在所購入並可計提折舊之資產之餘下加權平均可用年期,即十五至十九年內調撥為收入。

14. INTANGIBLE ASSETS *continued*

The purchased goodwill is amortised over the estimated useful lives of 7 to 20 years. The negative goodwill is released to income on a straight line basis of 15 to 19 years, the remaining weighted average useful life of the depreciable assets acquired.

十五.於附屬公司之權益

15. INTERESTS IN SUBSIDIARIES

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
本公司	**The Company**		
非上市股份,成本值	Unlisted shares, at cost	9,009,222	7,369,047
應收附屬公司款項	Amounts due from subsidiaries	5,861,040	5,857,439
		14,870,262	13,226,486

於二零零二年十二月三十一日之主要附屬公司詳情刊載於第130頁至第141頁。

Particulars of the principal subsidiaries at 31 December 2002 are set out on pages 130 to 141.

十六.於聯營公司之權益 16. INTERESTS IN ASSOCIATES

		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
本集團	**The Group**		
上市	Listed		
應佔資產淨值	Share of net assets	—	561,518
非上市	Unlisted		
應佔資產淨值	Share of net assets	**641,045**	1,352,310
來自收購聯營公司之商譽	Goodwill on acquisition of associates	**165,044**	1,141
應收聯營公司款項	Amounts due from associates	**1,326,372**	1,288,202
		2,132,461	3,203,171
本公司	**The Company**		
上市股份，成本值	Listed shares, at cost	—	211,075
非上市股份，成本值	Unlisted shares, at cost	—	1,793,232
減：有關於聯營公司之投資所確認虧損	Less: loss recognised in respect of investment in an associate	—	(195,471)
		—	1,808,836

十六.於聯營公司之權益續

本集團因收購一間聯營公司而產生約港幣164,000,000元商譽，惟因該收購項目乃於接近二零零二年財政年度結束時完成，故本年度並未攤銷有關之商譽。

於二零零二年十二月三十一日之主要聯營公司詳情刊載於第130頁至第141頁。

16. INTERESTS IN ASSOCIATES *continued*

Purchased goodwill of approximately HK$164 million was resulted upon the acquisition of an associate by the Group close to the financial year end of 2002 and accordingly no amortisation of such purchased goodwill has been charged to the profit and loss account.

Particulars of the principal associates at 31 December 2002 are set out on pages 130 to 141.

十七.其他投資

17. OTHER INVESTMENTS

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**11,349**	11,345
中國內地非上市股份，成本值	Unlisted shares in the Chinese Mainland, at cost	**109,052**	11,064
注入有限責任合夥商號之資本	Capital contribution to a limited partnership	**53,733**	53,733
應收所投資公司款項	Amounts due from investee companies	**5,006**	5,607
		179,140	81,749

十八.預付款項 18. PREPAYMENTS

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
預付母公司集團之附屬公司儲油服務費 — 於一月一日	Tank storage service fees prepaid to a fellow subsidiary — at 1 January	**410,400**	432,000
減：於年度內確認之款項	Less: Amount recognised during the year	**(21,600)**	(21,600)
於十二月三十一日之結餘	Balance at 31 December	**388,800**	410,400
將於一年內動用之部份	Portion to be utilized within one year	**21,600**	21,600
將於一年後動用之部份	Portion to be utilized after one year	**367,200**	388,800
於十二月三十一日之結餘	Balance at 31 December	**388,800**	410,400

根據本集團與母公司集團之附屬公司所訂立之儲油協議(「該協議」)，確認之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

Pursuant to the tank storage agreement (the "Agreement") entered into between the Group and a fellow subsidiary, the recognised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

十九.存貨 19. STOCKS

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
待售物業	Properties held for sale	**193,171**	239,507	**3,000**	3,000
原料	Raw materials	**556,015**	285,253	**—**	—
易耗品及包裝材料	Consumables and packing materials	**551,768**	446,369	**—**	—
在製品	Work-in-progress	**126,522**	84,577	**—**	—
製成品	Finished goods	**1,959,321**	1,141,665	**—**	—
		3,386,797	2,197,371	**3,000**	3,000

於二零零二年十二月三十一日，以可變現淨值列賬之製成品為港幣25,735,000元（二零零一年：港幣224,877,000元）。

At 31 December 2002, the carrying amount of finished goods that are carried at net realisable value amounted to HK$25,735,000 (2001: HK$224,877,000).

二十.貿易及其他應收款項　20. TRADE AND OTHER RECEIVABLES

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
應收貿易賬款	Trade receivables	**1,923,404**	1,320,482	**—**	—
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**1,520,796**	1,332,873	**8,279**	11,943
應收附屬公司款項	Amounts due from subsidiaries	**—**	—	**61,611**	27,115
應收聯營公司款項	Amounts due from associates	**58,361**	18,388	**20,943**	1,374
		3,502,561	2,671,743	**90,833**	40,432

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

(乙) 六十天賒賬

(a) cash upon delivery and

(b) open credit within 60 days

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aged analysis of trade receivables at the reporting date:

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
0－30天	0 – 30 days	**1,458,840**	942,845
31－60天	31 – 60 days	**184,261**	205,087
61－90天	61 – 90 days	**68,098**	42,982
> 90天	> 90 days	**212,205**	129,568
		1,923,404	1,320,482

二十一. 貿易及其他應付款項 21. TRADE AND OTHER PAYABLES

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
應付貿易賬款	Trade payables	**3,060,627**	1,551,921	**—**	—
其他應付款項及應計費用	Other payables and accruals	**2,816,151**	2,348,469	**6,248**	7,500
撥備(附註二十二)	Provisions (note 22)	**133,375**	164,190	**—**	—
應付附屬公司款項	Amounts due to subsidiaries	**—**	—	**67,274**	27,882
應付聯營公司款項	Amounts due to associates	**24,453**	1,256	**—**	—
應付母公司集團之附屬公司款項	Amounts due to fellow subsidiaries	**—**	15,411	**—**	321
		6,034,606	4,081,247	**73,522**	35,703

於結算日之應付貿易賬款之賬齡分析如下：

The following is the aged analysis of trade payables at the balance sheet date:

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
0－30天	0 – 30 days	**1,557,093**	752,262
31－60天	31 – 60 days	**559,881**	413,297
61－90天	61 – 90 days	**638,491**	148,770
> 90天	> 90 days	**305,162**	237,592
		3,060,627	1,551,921

二十二. 撥備 22. PROVISIONS

		港幣千元 HK$'000
本集團	**The Group**	
於二零零二年一月一日	At 1 January 2002	164,190
年內動用撥備	Utilisation during the year	(30,815)
於二零零二年十二月三十一日	At 31 December 2002	133,375

有關撥備乃為以往年度所收購的業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilized in accordance with the restructuring plans adopted when such operations were acquired.

二十三. 短期貸款 23. SHORT TERM LOANS

		本集團 The Group	
		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
長期負債即期部份包括	Current portion of long term liabilities comprises		
其他無抵押貸款	Other unsecured loans	—	1,365,000
融資租約承擔	Obligations under finance leases	**11,092**	12,183
		11,092	1,377,183
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts		
有抵押	Secured	**608,769**	480,388
無抵押	Unsecured	**1,658,593**	734,557
		2,278,454	2,592,128

二十四. 長期負債 24. LONG TERM LIABILITIES

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	—	37,600
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	1,077,729	2,994,000
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	1,916,399	3,201,081
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	23,977	29,835
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loan not wholly repayable within 5 years	141,942	127,264
毋須於五年內悉數償還之融資租約承擔	Obligations under finance leases not wholly repayable within 5 years	1,552	5,437
		3,161,599	6,395,217
列於流動負債之即期部份	Current portion included in current liabilities	(11,092)	(1,377,183)
		3,150,507	5,018,034

二十四. 長期負債續 24. LONG TERM LIABILITIES *continued*

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank loans**		
一年以上至兩年內	After 1 year, but within 2 years	—	94,000
兩年以上至五年內	After 2 years, but within 5 years	**1,077,729**	2,937,600
其他貸款	**Other loans**		
一年以上至兩年內	After 1 year, but within 2 years	**19,308**	17,905
兩年以上至五年內	After 2 years, but within 5 years	**1,952,394**	1,889,795
五年後	After 5 years	**86,639**	55,645
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**4,727**	5,663
兩年以上至五年內	After 2 years, but within 5 years	**8,158**	11,989
五年後	After 5 years	**1,552**	5,437
		3,150,507	5,018,034

二十四. 長期負債續

(甲) 須於五年內償還之其他無抵押貸款包括本集團於二零零一年五月三十日發行之230,000,000美元二零零六年到期之無抵押可換股債券。該等債券可由二零零一年七月十一日起至二零零六年五月十七日(首尾兩天包括在內)期間,按每股作價港幣15.00元之兌換價轉換為本公司股份。該等債券如無贖回、轉換或購買及註銷,將於二零零六年五月三十一日按其本金額之121.78%贖回。若本公司股份於贖回通知日期前五個交易日之內完結的連續三十個交易日期間之每一天在聯交所之收市價均不少於有效兌換價之130%,或債券本金額最少有90%已轉換或購買及註銷,則本集團可於二零零四年六月一日或之後隨時全數贖回。

(乙) 根據本集團須於五年內償還之無抵押銀行貸款之協議條款,控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

24. LONG TERM LIABILITIES *continued*

(a) Other unsecured loans repayable within five years include US$230,000,000 unsecured convertible bonds due 2006 issued by the Group on 30 May 2001. The bonds are exchangeable for shares of the Company at a conversion price of HK$15.00 per share during the period from 11 July 2001 to 17 May 2006 inclusive. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed at 121.78% of their principal amount on 31 May 2006. The bonds may be redeemed in whole by the Group at any time on or after 1 June 2004 if the closing price of the shares of the Company on the Stock Exchange for each dealing day during the period of 30 consecutive dealing days ending at any time within the period of five dealing days prior to the redemption notice shall have been at least 130% of the conversion price in effect on each such dealing day or at least 90% in principal amount of the bonds have already been converted or purchased and cancelled.

(b) Under the terms of the agreements of the Group's unsecured bank loans repayable within 5 years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十五.遞延稅項 25. DEFERRED TAXATION

		本集團 The Group	
		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
主要因加速折舊免稅額所產生遞延稅項之變動如下:	The movements in deferred taxation, arising from accelerated depreciation allowances are as follows:		
於一月一日	At 1 January	**36,574**	34,655
有關收購附屬公司	Relating to subsidiaries acquired	**97**	—
本年度撥備	Provision for the year	**27**	1,927
匯兌差額	Exchange difference	**8**	(8)
於十二月三十一日	At 31 December	**36,706**	36,574
結算日時未在財務報告內確認/(撥備)之潛在遞延稅項資產/(負債)之數額如下:	At the balance sheet date, the potential deferred taxation assets/(liabilities) which have not been recognised/(provided) for in the financial statements are as follows:		
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	**(5,115)**	(7,827)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	**88,091**	66,761
產生自其他時差	Arising from other timing differences	**2,064**	839

二十五. 遞延税項*續*

重估香港之投資物業所產生之盈餘毋須撥備遞延税項，原因是該盈餘就遞延税項而言並不構成時差，而該盈餘變現亦不會導致產生任何税務責任。

25. DEFERRED TAXATION *continued*

Provision for deferred taxation in respect of surplus arising on revaluation of investment properties in Hong Kong is not required because such surplus does not constitute a timing difference for deferred taxation purposes and realisation of the surpluses would not give rise to any tax liability.

二十六. 少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣239,741,000元(二零零一年：港幣286,748,000元)，該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額(連同繳足股本)之一部份。

26. MINORITY INTERESTS

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$239,741,000 (2001: HK$286,748,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

二十七. 股本

27. SHARE CAPITAL

		二零零二年 2002		二零零一年 2001	
		股份數目 Number of shares 千股 '000	**面值 Nominal value 港幣千元 HK$'000**	股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,015,550**	**2,015,550**	1,988,785	1,988,785
行使購股權	Exercise of share options	**8,555**	**8,555**	12,502	12,502
配發股份	Allotment of shares	**56,300**	**56,300**	14,263	14,263
於十二月三十一日	At 31 December	**2,080,405**	**2,080,405**	2,015,550	2,015,550

二十七. 股本續

(甲) 收購華潤集團所擁有之China Resources Textile (BVI) Company Limited(「華潤輕紡集團」)全部已發行股本的代價乃以下列方式支付:(i)本公司於完成時按發行價每股港幣8.37元發行56,300,000股新普通股;及(ii)一筆過支付現金款項約港幣472,800,000元。

(乙) 本公司設立購股權計劃,旨在提高參與者對本公司之承擔,致力實踐本公司之目標。於回顧期內,本公司設立了兩項購股權計劃,即「新計劃」及「舊計劃」。

舊計劃指持續至二零零二年一月三十一日的購股權計劃,並已於二零零二年一月三十一日終止。舊計劃之合資格參與者均屬本公司及其附屬公司之僱員(包括本公司董事)。

新計劃乃指股東於二零零二年一月三十一日之股東大會上批准之購股權計劃。該計劃將於二零一二年一月三十一日屆滿。本公司董事局可向合資格參與者授出購股權,該等合資格參與者包括本集團之執行或非執行董事、由本集團之任何僱員、執行或非執行董事所設立的

27. SHARE CAPITAL *continued*

(a) On acquisition by the Company of CRH's entire issued share capital of China Resources Textiles (BVI) Company Limited (the "Textile Group"), the consideration was satisfied by (i) the issue of 56,300,000 new ordinary shares of the Company at an issue price of HK$8.37 per share on completion; and (ii) a lump sum cash payment of about HK$472.8 million.

(b) The Company operates share option schemes for the purpose of promoting additional commitment and dedication to the objectives of the Company by participants. During the period under review, the Company operates two share option schemes, namely the "Old Scheme" and "New Scheme".

The Old Scheme refers to the share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002. Eligible participants of the Old Scheme were the employees of the Company and its subsidiaries (including the directors of the Company).

The New Scheme refers to the share option scheme which was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants,

二十七. 股本 *續*

27. SHARE CAPITAL *continued*

酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁或主要股東的聯繫人、及主要股東的僱員。

professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder.

兩個計劃的承授人可於批授購股權之要約提出之日起二十八天內，支付港幣1元的象徵式代價接納購股權之要約。

The offer of a grant of share options under both schemes may be accepted within 28 days from the date of the offer together with the payment of nominal consideration of HK$1 in total by the grantee.

下述於二零零二年一月三十一日或以後授出之購股權乃根據新計劃發行，其餘為根據舊計劃發行。於一九九九年一月一日以前根據舊計劃授出之若干購股權之歸屬期，由授出當日起計直至二零零二年九月十六日為止。於一九九九年一月一日以後根據舊計劃授出之購股權及根據新計劃授出之購股權之歸屬期為緊隨授出當日起計十年。根據新舊計劃授出的購股權，可於緊隨授出之日起計十年內行使，或於接納授出購股權後每年可予行使有關購股權可認購之股份之20%至33$^1/_3$%。

Share options disclosed below and granted on or after 31 January 2002 are issued under the New Scheme while the remaining options are under the Old Scheme. Certain share options granted before 1 January 1999 under the Old Scheme are vested from the date of grant to 16 September 2002. For share options granted after 1 January 1999 under the Old Scheme and for share options granted under the New Scheme, these share options are vested for a period of 10 years immediately after the date of grant. Share options granted under the Old Scheme and the New Scheme are generally either exercisable within a period of 10 years immediately after the date of grant or between 20% and 33$^1/_3$% of shares to be subscribed under relevant share options will commence to be exercisable in each calendar year after the acceptance of a grant.

二十七.股本續

27. SHARE CAPITAL *continued*

根據兩個計劃授出之購股權變動詳情茲概述如下：

Details of the movements of the share options granted under both share option schemes are summarized as follows:

(i) 僱員(包括董事)

(i) Employees (including directors)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度[1]行使 Exercised[1] during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
舊計劃 Old Scheme							
11/05/1996	3.856	8,150,000	—	6,038,000	—	2,112,000	—
17/11/1997	14.300	3,900,000	—	—	3,200,000	700,000	—
07/12/1998	8.980	2,478,000	—	—	1,540,000	938,000	—
13/10/1999	8.480	1,820,000	—	—	320,000	1,500,000	—
06/01/2000	9.790	570,000	—	—	570,000	—	—
18/02/2000	9.590	2,000,000	—	—	2,000,000	—	—
20/06/2000	7.190	19,013,000	—	852,000	—	1,370,000	16,791,000
17/07/2000	8.860	922,000	—	—	922,000	—	—
14/08/2000	9.670	1,000,000	—	—	—	1,000,000	—
22/08/2000	9.720	240,000	—	—	240,000	—	—
21/11/2000	7.080	7,304,000	—	1,013,000	—	503,000	5,788,000
21/11/2000	9.290	214,000	—	—	214,000	—	—
21/11/2000	10.820	1,026,000	—	—	980,000	46,000	—
21/11/2000	10.860	488,000	—	—	488,000	—	—
21/11/2000	11.730	800,000	—	—	666,000	134,000	—
21/11/2000	11.950	1,682,000	—	—	1,682,000	—	—
11/01/2001	8.730	400,000	—	—	400,000	—	—
02/04/2001	8.430	9,578,000	—	—	8,646,000	932,000	—
30/07/2001	9.120	400,000	—	—	400,000	—	—
		61,985,000	—	7,903,000	22,268,000	9,235,000	22,579,000

二十七. 股本續 27. SHARE CAPITAL *continued*

(i) 僱員(包括董事)續 (i) Employees (including directors) *continued*

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度[1]行使 Exercised[1] during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
新計劃 New Scheme							
07/02/2002	7.170	—	29,126,000	122,000	—	114,000	28,890,000
08/03/2002	7.500	—	980,000	—	—	—	980,000
19/04/2002	7.400	—	15,742,000	530,000	—	192,000	15,020,000
23/05/2002	8.900	—	300,000	—	—	—	300,000
02/08/2002	8.320	—	25,500,000	—	—	—	25,500,000
07/11/2002	7.700	—	2,000,000	—	—	—	2,000,000
		—	73,648,000	652,000	—	306,000	72,690,000
		61,985,000	73,648,000	8,555,000	22,268,000	9,541,000	95,269,000

上表已包括授予董事的購股權，其詳情如下：

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1/1/2002	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2002
舊計劃 Old Scheme	27,402,000	—	5,712,000	7,026,000	2,078,000	12,586,000
新計劃 New Scheme	—	12,006,000	—	—	—	12,006,000

二十七.股本續 27. SHARE CAPITAL *continued*

(i) 僱員(包括董事)續 (i) Employees (including directors) *continued*

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零一年一月一日尚未行使 Outstanding at 1/1/2001	於本年度授出 Granted during the year	於本年度[1]行使 Exercised[1] during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零一年十二月三十一日尚未行使 Outstanding at 31/12/2001
舊計劃 Old Scheme							
11/05/1996	3.856	9,160,000	—	1,010,000	—	—	8,150,000
17/11/1997	14.300	3,900,000	—	—	—	—	3,900,000
07/12/1998	8.980	4,710,000	—	2,232,000	—	—	2,478,000
13/10/1999	8.480	1,850,000	—	30,000	—	—	1,820,000
06/01/2000	9.790	1,300,000	—	730,000	—	—	570,000
18/02/2000	9.590	2,000,000	—	—	—	—	2,000,000
20/06/2000	7.190	24,026,400	—	5,013,400	—	—	19,013,000
17/07/2000	8.860	1,000,000	—	78,000	—	—	922,000
14/08/2000	9.670	1,000,000	—	—	—	—	1,000,000
22/08/2000	9.720	240,000	—	—	—	—	240,000
21/11/2000	7.080	10,109,000	—	2,805,000	—	—	7,304,000
21/11/2000	9.290	214,000	—	—	—	—	214,000
21/11/2000	10.820	1,026,000	—	—	—	—	1,026,000
21/11/2000	10.860	488,000	—	—	—	—	488,000
21/11/2000	11.730	800,000	—	—	—	—	800,000
21/11/2000	11.950	1,824,000	—	142,000	—	—	1,682,000
11/01/2001	8.730	—	500,000	100,000	—	—	400,000
02/04/2001	8.430	—	9,940,000	362,000	—	—	9,578,000
30/07/2001	9.120	—	400,000	—	—	—	400,000
		63,647,400	10,840,000	12,502,400	—	—	61,985,000

上表已包括授予董事的購股權,其詳情如下:

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1/1/2001	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2001
舊計劃 Old Scheme	28,492,000	1,800,000	2,890,000	—	—	27,402,000

二十七. 股本續 / 27. SHARE CAPITAL *continued*

(ii) 其他參與者 / (ii) Other participants

			購股權數目 Number of share options				
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度[2]授出 Granted[2] during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
新計劃 New Scheme							
05/03/2002	7.350	—	24,720,000	—	—	112,000	24,608,000
23/05/2002	8.900	—	80,000	—	—	—	80,000
		—	24,800,000	—	—	112,000	24,688,000

附註：

1. 此等購股權已於截至二零零二年十二月三十一日止年度內行使，行使當日的市價介乎港幣7.10元至港幣9.40元（二零零一年：港幣7.15元至港幣13.35元）。

2. 截至二零零一年十二月三十一日止年度內，並無向其他參與者授出購股權。

Note :

1. These options were exercised throughout the year ended 31 December 2002 with market prices at the date of exercise ranged from HK$7.10 to HK$9.40 (2001: HK$7.15 to HK$13.35).

2. No share options was granted to other participants throughout the year ended 31 December 2001.

二十八. 儲備

本集團

本集團儲備變動詳情載於第64至65頁的綜合股東權益變動表。

(甲) 先前在儲備中對銷／撥入儲備並於二零零二年十二月三十一日仍有餘額之商譽及負商譽分別為數港幣7,055,053,000元（二零零一年：港幣7,353,745,000元）及港幣811,457,000元（二零零一年：港幣795,488,000元）。

(乙) 一般儲備為股東權益之部份，並包括中國內地之附屬公司及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

(丙) 本集團保留溢利內已包括由本集團聯營公司所保留之溢利約港幣271,351,000元（二零零一年：港幣337,730,000元）。

28. RESERVES

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on page 64 and 65.

(a) Goodwill and negative goodwill previously eliminated against/credited to reserves and outstanding as at 31 December 2002 amounted to HK$7,055,053,000 (2001: HK$7,353,745,000) and HK$811,457,000 (2001: HK$795,488,000) respectively.

(b) General reserve is part of shareholders' funds and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.

(c) The retained profits of the Group include approximately HK$271,351,000 (2001: HK$337,730,000) retained by associates of the Group.

二十八. 儲備續 28. RESERVES *continued*

		股份溢價 Share premium 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	**The Company**				
於二零零一年一月一日	At 1 January 2001	9,705,022	40,101	2,977,491	12,722,614
發行股份溢價	Premium on shares issued	195,874	—	—	195,874
發行股份費用	Share issue expenses	(166)	—	—	(166)
重估盈餘	Surplus on revaluation	—	70	—	70
股東應佔溢利	Profit attributable to shareholders	—	—	1,013,087	1,013,087
股息	Dividends	—	—	(462,992)	(462,992)
於二零零二年一月一日	At 1 January 2002	9,900,730	40,171	3,527,586	13,468,487
發行股份溢價	Premium on shares issued	447,752	—	—	447,752
發行股份費用	Share issue expenses	(47)	—	—	(47)
重估盈餘	Surplus on revaluations	—	5,000	—	5,000
股東應佔溢利	Profit attributable to shareholders	—	—	80,250	80,250
股息	Dividends	—	—	(912,713)	(912,713)
於二零零二年十二月三十一日	At 31 December 2002	10,348,435	45,171	2,695,123	13,088,729

本公司可供分派予股東之儲備為港幣2,695,123,000元(二零零一年:港幣3,527,586,000元)。

Reserves of the Company available for distribution to shareholders amounted to HK$2,695,123,000 (2001: HK$3,527,586,000).

二十九. 綜合現金流量表附註 29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

甲. 經營活動之現金流量 A. Cash flows from operating activities

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
除税前溢利	Profit before taxation	**1,938,057**	1,729,680
調整：	Adjustment for :		
應佔聯營公司業績	Share of results of associates	**(449,930)**	(422,559)
出售聯營公司所得虧損／(溢利)	Loss/(profit) on disposal of associates	**1,959**	(59,085)
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**(474)**	(9,289)
股息收入	Dividend income	**(14,525)**	(12,888)
利息收入	Interest income	**(140,311)**	(255,272)
利息支出	Interest expenses	**285,460**	403,232
出售固定資產(溢利)／虧損	(Profit)/loss on disposal of fixed assets	**(6,081)**	10,815
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**13,068**	6,000
無形資產攤銷	Amortisation of intangible assets	**80,559**	50,281
所確認之負商譽	Negative goodwill recognised	**(9,627)**	—
折舊	Depreciation	**819,849**	571,419
已動用之儲油服務費	Tank storage service fee utilised	**21,600**	21,600
有關於聯營公司之投資所確認之虧損	Loss recognised in respect of investment in an associate	**—**	292,012
重估虧絀	Revaluation deficit	**57,410**	—
營運資金變動前之經營溢利	Operating profit before working capital changes	**2,597,014**	2,325,946
物業存貨之變動	Changes in stock of properties	**46,336**	(188,007)
其他存貨之變動	Changes in other stocks	**(350,645)**	125,968
貿易及其他應收款項之變動	Changes in trade and other receivables	**(116,789)**	(196,375)
現金寄存律師專用戶口之變動	Changes in stakeholder accounts	**29,264**	483,490
貿易及其他應付款項之變動	Changes in trade and other payables	**751,025**	(790,795)
經營所得之現金	Cash generated from operations	**2,956,205**	1,760,227

二十九. 綜合現金流量表附註續 29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *continued*

乙. 出售附屬公司 B. Disposal of subsidiaries

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
出售資產淨值：	Net assets disposed of:		
固定資產	Fixed assets	**82,949**	17,444
無形資產	Intangible assets	**4,150**	—
其他投資	Other investments	**5,098**	—
存貨	Stocks	**13,343**	11,652
貿易及其他應收款項	Trade and other receivables	**47,205**	18,031
現金及銀行結餘	Cash and bank balances	**11,098**	6,973
貿易及其他應付款項	Trade and other payables	**(144,224)**	(19,361)
應付税項	Taxation payable	**—**	(59)
短期貸款	Short term loan	**(75,200)**	(3,760)
少數股東權益	Minority interests	**(6,778)**	(18,360)
儲備調撥	Reserves released	**(431)**	(1,961)
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**474**	424
		(62,316)	11,023
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	**1,742**	11,023
保留之聯營公司權益	Interest retained in associates	**(64,058)**	—
		(62,316)	11,023
出售附屬公司所得之現金及現金等值流入／(流出)淨額分析	**Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of disposal of subsidiaries**		
已收現金代價	Cash considerations received	**1,742**	11,023
出售現金及銀行結餘	Cash and bank balances disposed of	**(11,098)**	(6,973)
		(9,356)	4,050

二十九. 綜合現金流量表附註續 29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *continued*

丙. 收購附屬公司／業務 C. Acquisition of subsidiaries/business

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
收購所得資產淨值：	Net assets acquired:		
固定資產	Fixed assets	**2,021,017**	1,408,946
無形資產	Intangible assets	**—**	2,230
於聯營公司之權益	Interest in associates	**129,223**	—
其他投資	Other investments	**91,570**	—
存貨	Stocks	**898,460**	395,751
貿易及其他應收款項	Trade and other receivables	**725,806**	229,600
可退回税項	Taxation recoverable	**2,102**	526
現金及銀行結餘	Cash and bank balances	**335,690**	126,124
貿易及其他應付款項	Trade and other payables	**(1,591,009)**	(733,910)
應付税項	Taxation payable	**(9,586)**	—
銀行透支	Bank overdraft	**(5,443)**	—
短期貸款	Short term loans	**(497,342)**	(361,080)
長期貸款	Long term loans	**(30,466)**	(184,604)
遞延税項	Deferred taxation	**(97)**	—
少數股東權益	Minority interests	**(459,175)**	(176,234)
收購時產生之負商譽	Negative goodwill on acquisition	**(137,594)**	—
收購時產生之商譽	Goodwill on acquisition	**443,304**	483,970
		1,916,460	1,191,319
加：收購前持有聯營公司的資產淨值	Add: net assets of associate held prior to acquisition	**(42,108)**	(2,076)
		1,874,352	1,189,243

二十九. 綜合現金流量表附註續 29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *continued*

丙. 收購附屬公司／業務續 C. Acquisition of subsidiaries/business *continued*

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
以下列方式支付：	Discharged by:		
現金	Cash	**1,329,353**	807,656
配發股份	Shares allotted	**471,231**	—
出售附屬公司及聯營公司權益	Interest in subsidiaries and associates disposed of	**—**	45,244
應付代價結餘	Balance of consideration payable	**73,768**	336,343
		1,874,352	1,189,243
收購業務／附屬公司之現金及現金等值流出淨額分析	**Analysis of net cash outflow of cash and cash equivalents in respect of the purchase of business/subsidiaries' undertakings**		
現金代價	Cash consideration	**(1,329,353)**	(807,656)
收購所得現金及銀行結餘	Cash and bank balances acquired	**335,690**	126,124
收購所得銀行透支	Bank overdraft acquired	**(5,443)**	—
		(999,106)	(681,532)

丁. 主要非現金交易 D. Major non-cash transactions

年內，部份收購附屬公司權益之代價包括股份。有關收購事項之其他詳情，載於上文附註二十七(甲)及二十九(丙)。

Part of the consideration for the purchase of interest in subsidiaries that occurred during the year comprised shares. Further details of the acquisitions are set out at notes 27(a) and 29C above.

三十.資本承擔 30. CAPITAL COMMITMENTS

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitment outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備之	Contracted but not provided for				
購入及興建固定資產	Purchase and construction of fixed assets	**354,407**	124,987	**—**	—
		354,407	124,987	**—**	—
已批准但尚未簽約之	Authorised but not contracted for				
租賃物業之開支	Expenditure in leasehold properties	**23,134**	75,536	**—**	—
購入及興建固定資產	Purchase and construction of fixed assets	**169,181**	307,699	**—**	—
		546,722	508,222	**—**	—

三十一. 營業租約承擔 31. OPERATING LEASE COMMITMENTS

(甲) 本集團作為承租人 (a) The Group as lessee

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
於結算日，不可註銷營業租約項下最低租賃款項之應付狀況如下：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
一 在一年內屆滿	— Within one year	**514,478**	322,408	**—**	—
一 在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**1,624,112**	558,940	**—**	—
一 在第五年之後屆滿	— After five years	**3,993,666**	181,808	**—**	—
		6,132,256	1,063,156	**—**	—

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

Operating lease payments represent rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

三十一. 營業租約承擔續 31. OPERATING LEASE COMMITMENTS *continued*

(乙) 本集團作為出租人 (b) The Group as lessor

		本集團 The Group		本公司 The Company	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
於結算日,不可註銷營業租約項下最低租賃款項之應收狀況如下:	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
投資物業	Investment properties				
— 在一年內屆滿	— Within one year	**199,346**	156,833	**1,335**	1,209
— 在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**195,812**	190,686	**1,152**	586
— 在第五年之後屆滿	— After five years	**15,844**	56,042	**—**	—
		411,002	403,561	**2,487**	1,795

此等物業之租客平均租用年期介乎一至十年。

These properties has committed tenants for an average term from 1 to 10 years.

三十二. 融資租約項下之承擔 32. OBLIGATIONS UNDER FINANCE LEASES

		最低租賃款項 Minimum lease payments		最低租賃款項現值 Present value of minimum lease payments	
		二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
於結算日，本集團根據融資租約須繳付之款項如下：	At the balance sheet date, the Group's amounts payable under finance leases are as follows:				
在一年內屆滿	Within one year	**13,447**	14,945	**11,092**	12,183
在第二年至第五年內（包括首尾兩年）屆滿	In the second to fifth year inclusive	**16,466**	23,143	**12,885**	17,652
在第五年之後屆滿	After five years	**1,724**	5,920	**1,552**	5,437
		31,637	44,008	**25,529**	35,272
減：日後財務費用	Less: future finance charges	**(6,108)**	(8,736)		
租賃承擔之現值	Present value of lease obligations	**25,529**	35,272		
減：須於十二個月內償還之款項	Less: Amount due for settlement within 12 months			**(11,092)**	(12,183)
須於十二個月後償還之款項	Amount due for settlement after 12 months			**14,437**	23,089

三十二. 融資租約項下之承擔*續*

本集團將若干固定資產以融資租賃方式出租。平均租賃期是五年。截至二零零二年十二月三十一日止年度，實際平均借貸年利率約為11%(二零零一年：11%)。利率乃於簽約當日釐定。所有租賃乃採用固定還款方式，且並無就或然租金款項訂立任何安排。

32. OBLIGATIONS UNDER FINANCE LEASES *continued*

The Group leases certain of its fixed assets under finance leases. The average lease term is five years. For the year ended 31 December 2002, the average effective borrowing rate was approximately 11% p.a. (2001: 11% p.a.) Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

三十三. 或然負債

33. CONTINGENT LIABILITIES

		本集團 The Group		本公司 The Company	
		二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000	二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000
於結算日，本公司為附屬公司提供之銀行及其他貸款擔保而產生之或然負債	At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to subsidiaries	**—**	—	**4,794,000**	6,062,900

三十四. 關連人士交易

甲. 二零零一年十一月二十六日，本公司以總代價約港幣944,000,000元(可予調整)收購華潤集團所擁有之華潤輕紡集團全部已發行股本。該項代價乃經各方公平磋商，並參考華潤輕紡集團截至二零零零年十二月三十一日止年度之備考合併純利約港幣181,700,000元而釐定。

該項代價乃以下方式支付：(i)本公司於完成時按發行價每股港幣8.37元發行56,3000,000股新普通股；及(ii)一筆過支付現金款項約港幣472,800,000元。此項交易於二零零二年一月完成。

收購協議訂明華潤集團保證華潤輕紡集團截至二零零三年十二月三十一日止兩個財政年度各年的經審核備考合併純利不會低於港幣160,000,000元。華潤集團提供有關之華潤輕紡集團截至二零零二年十二月三十一日止年度的保證盈利已經達到。

34. RELATED PARTY TRANSACTIONS

A. On 26 November 2001, the Company acquired the CRH's entire issued share capital of the Textile Group for an aggregate consideration of approximately HK$944 million, subject to adjustment. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to the pro forma combined net profits of the Textile Group for the year ended 31 December 2000 of about HK$181.7 million.

The consideration was satisfied by (i) the issue of 56,300,000 new ordinary shares of the Company at an issue price of HK$8.37 per share on completion; and (ii) a lump sum cash payment of about HK$472.8 million. The transaction was completed in January 2002.

The acquisition agreement provides that CRH will guarantee the audited pro forma combined net profit of the Textile Group for each of the two financial years ending 31 December 2003 to be no less than HK$160 million. The guaranteed profit for the year ended 31 December 2002 of the Textile Group provided by CRH has been met.

三十四. 關連人士交易*續*

乙. 於二零零二年六月三日，本公司與中國華潤以及中潤國內貿易公司訂立一項有關收購華潤佳有限公司(前稱為萬佳百股份有限公司)(「華潤萬佳」)的65%股權之收購協議，代價為人民幣372,000,000元（約港幣349,680,000元）。中潤國內貿易公司乃中國華潤之全資附屬公司。該代價乃由雙方經過公平協商並參考市盈率後而釐定，約相等於賣方在二零零一年八月至二零零二年五月間，透過多次交易收購華潤萬佳的總成本65%，該項交易已於二零零二年七月二十六日完成。

丙. 於二零零二年九月二十五日，華潤萬佳與中國華潤的一間間接全資附屬公司 — 華潤建築有限公司訂立兩份合同，藉此分別(i)在深圳興建其物流中心，代價為人民幣 54,110,000元（約港幣50,860,000元）；及(ii)興建及裝飾萬佳位於廣州天河區內之華標店，代價為人民幣19,460,000元（約港幣18,300,000元）。

34. RELATED PARTY TRANSACTIONS *continued*

B. The Company entered into an acquisition agreement with CRNC and 中潤國內貿易公司 on 3 June 2002 for the acquisition of 65% equity interest in China Resources Vanguard Co. Ltd. (formerly known as China Vanguard Super Department Co. Ltd.) ("CR Vanguard") at a consideration of RMB372,000,000 (HK$349,680,000). 中潤國內貿易公司 is a wholly-owned subsidiary of CRNC. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to price earnings multiple and represents approximately 65% of the total cost of investments of the vendors in their acquisition of CR Vanguard through various acquisitions over a period from August 2001 to May 2002. The transaction was completed on 26 July 2002.

C. CR Vanguard has entered into two contracts with China Resources Construction Corp., an indirect wholly-owned subsidiary of CRNC on 25 September 2002 respectively for (i) the construction of its logistics center in Shenzhen; and (ii) the construction and decoration of CR Vanguard's Hua Biao shop located in Guangzhou, Tian He District, at considerations of RMB54,110,000 (approximately HK$50,860,000) and RMB19,460,000 (approximately HK$18,300,000) respectively.

三十四. 關連人士交易*續* 34. RELATED PARTY TRANSACTIONS *continued*

丁. 年內，本集團亦曾與有關連人士訂立以下交易：

D. During the year, the Group also entered into transactions with related parties as follows:

		二零零二年 港幣千元 2002 HK$'000	二零零一年 港幣千元 2001 HK$'000
向母公司集團之附屬公司銷售貨品(附註甲)	Sales of goods to fellow subsidiaries (note a)	**152,120**	23,712
向母公司集團之附屬公司提供倉貯服務(附註甲)	Provision for godown and storage services to fellow subsidiaries (note a)	**327**	937
從母公司集團之附屬公司購入貨品(附註甲)	Purchases of goods from fellow subsidiaries (note a)	**53,641**	97,076
向母公司集團之附屬公司支付營業租約款項及其他費用(附註乙)	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**53,817**	55,239
由母公司集團之一間附屬公司提供建築服務(附註乙)	Construction services provided by a fellow subsidiary (note b)	**27,311**	300,744
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費(附註乙)	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**141,600**	141,600
應收直屬控股公司及母公司集團之一間附屬公司之儲存設施管理費用(附註乙)	Storage facilities management fees receivable from immediate holding company and a fellow subsidiary (note b)	**19,992**	19,992

附註：

(甲) 此等交易是按當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 年內，本集團亦按象徵式價格，租賃若干由本公司之控股公司擁有之單位。

Notes:

(a) The transactions were carried out with reference to the prevailing market prices.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the year, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

三十五. 結算日後事項

二零零三年三月二十六日，本公司宣佈集團重組建議。重組一經實行，本集團將會轉讓所擁有的全部製造混凝土及相關業務予一間全新的控股公司 — 華潤水泥控股有限公司(「華潤水泥」)。華潤水泥之股份將由本公司以實物紅利方式派發予本公司的股東。分派後，華潤水泥股份將以介紹上市的方式在香港聯合交易所有限公司主板上市。華潤水泥及其附屬公司和聯營公司於二零零二年十二月三十一日的未經審核備考合併資產淨值約為港幣556,700,000元，相等於本集團於二零零二年九月三十日的未經審核綜合資產淨值約4%。

是次集團重組須待(其中包括)本公司的獨立股東批准從華潤集團收購於中國內地之水泥及預拌混凝土業務。

集團重組完成後，本公司將不再持有華潤水泥任何股份。

35. SUBSEQUENT EVENT

On 26 March 2003, the Company announced a reorganisation proposal which, if implemented, will transfer all the Group's concrete manufacturing and related business, to a new holding company, China Resources Cement Holdings Limited ("China Resources Cement"). The shares of China Resources Cement are proposed to be distributed to the shareholders of the Company through a bonus distribution in the form of a dividend in specie. It is intended that the shares of China Resources Cement will be listed on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction following the distribution. The unaudited pro forma combined net asset value of China Resources Cement and its subsidiaries and associates is approximately HK$556.7 million as at 31 December 2002, representing approximately 4% of the unaudited consolidated net asset value of the Group as at 30 September 2002.

The group reorganisation is conditional on, among other things, the approval of independent shareholders of the Company on the acquisition of certain cement and ready mix concrete operations in the Chinese Mainland from CRH.

Upon completion of the reorganisation, the Company will not hold any shares in China Resources Cement.

三十六. 批准財務報告

第59頁至第141頁所刊載之財務報告已獲董事局於二零零三年四月三日批准。

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on page 59 to 141 were approved by the Board of Directors on 3 April 2003.

主要附屬公司及聯營公司
PRINCIPAL SUBSIDIARIES AND ASSOCIATES

於二零零二年十二月三十一日 at 31 December, 2002

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 石油及化學品經銷					
1. Petroleum and Chemical Distribution					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	投資控股 Investment holding
華潤化工有限公司 China Resources Chemicals Company Limited	50,000,000 股每股面值港幣1元之普通股 50,000,000 ordinary shares of HK$1 each	100	—	100	經銷化學產品 Trading of chemical products
嘉陵有限公司 Callany Limited	40,000,000 股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100	—	100	石油運輸服務及貿易 Transportation services and trading of petroleum
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000 股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油氣 Trading of liquefied petroleum gas
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000 股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油產品 Trading of petroleum products
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000 股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	經營油站 Petrol filling station operation
於新加坡註冊成立 **Incorporated in Singapore**					
@China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100	—	100	經銷石油及化學產品 Trading of petroleum and chemical products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 石油及化學品經銷續					
1. Petroleum and Chemical Distribution *continued*					
於中國內地成立					
Established in the Chinese Mainland					
深圳市蛇口船舶燃料運輸供應有限公司	人民幣5,000,000元 RMB5,000,000	80	—	80	石化產品貿易及儲存 Trading and storing of petrochemical products
(二) 零售					
2. Retail					
於香港註冊成立					
Incorporated in Hong Kong					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100	—	100	零售業務 Retail business
華潤百貨有限公司 CRC Department Store Limited	4,821,177股每股面值港幣10元之普通股 4,821,177 ordinary shares of HK$10 each	98.1	—	98.1	零售業務 Retail business
華潤超級市場(香港)有限公司 China Resources Supermarket (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100	—	100	超市業務，投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 零售續					
2. Retail *continued*					
於中國內地成立					
Established in the Chinese Mainland					
[4]華潤萬佳有限公司 [4]China Resources Vanguard Co., Ltd.	人民幣112,500,000元 RMB112,500,000	65	65	—	商業零售 Retail business
@*上海創思服飾有限公司	1,000,000美元 US$1,000,000	51	—	100	服裝及配套服飾之批發 Wholesale distribution of apparel and accessories
(三) 食品加工及經銷					
3. Food Processing & Distribution					
於香港註冊成立					
Incorporated in Hong Kong					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100	—	100	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94	—	94	經銷凍肉及水產 Trading of frozen meats and aquatic products
中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	—	51	生豬批發 Wholesale of live pigs

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷續 **3. Food Processing & Distribution** *continued*					
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@中國國際漁業公司 @China International Fisheries Corp.	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51	—	51	投資控股 Investment holding
於巴拿馬註冊成立 **Incorporated in Panama**					
@Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51	—	100	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51	—	100	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies
於中國內地成立 **Established in the Chinese Mainland**					
@***△徐州維維食品飲料股份有限公司 @***△Xuzhou VV Food & Beverage Limited	330,000,000股每股面值人民幣1元之普通股 330,000,000 ordinary shares of RMB1 each	25.1	—	25.1	生產荳奶 Production of soya milk

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品					
4. Beverage					
於中國內地成立					
Established in the Chinese Mainland					
** 瀋陽華潤雪花啤酒有限公司 ** China Resources (Shenyang) Snowflake Brewery Company Limited	21,514,531美元 US$21,514,531	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽華潤啤酒有限公司 * China Resources (Shenyang) Brewery Company Limited	人民幣116,240,000元 RMB116,240,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽華潤創業釀酒有限公司 * Shenyang Huarunchuangye Beer Company Limited	人民幣70,000,000元 RMB70,000,000	40.8	—	80	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 瀋陽華創啤酒有限公司 ** Shenyang Huachuang Brewery Company Limited	人民幣34,000,000元 RMB34,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 大連華潤啤酒有限公司 ** China Resources (Dalian) Brewery Company Limited	21,200,000美元 US$21,200,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 大連華潤棒棰島啤酒有限公司 * China Resources (Dalian) Bangchuidao Brewery Company Limited	人民幣96,000,000元 RMB96,000,000	40.8	—	80	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	股本百分比 已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品續 4. Beverage *continued*					
於中國內地成立續 Established in the Chinese Mainland *continued*					
*吉林華潤啤酒有限公司 * China Resources (Jilin) Brewery Company Limited	23,200,000美元 US$23,200,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
**安徽華潤啤酒有限公司 ** China Resources (Anhui) Brewery Company Limited	人民幣246,000,000元 RMB246,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*鞍山華潤啤酒有限公司 * China Resources (Anshan) Brewery Company Limited	人民幣141,000,000元 RMB141,000,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*華潤藍劍(綿陽)啤酒有限責任公司 * China Resources Blue Sword (Mianyang) Brewery Company Limited	人民幣100,000,000元 RMB100,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*四川華潤藍劍啤酒有限責任公司 * China Resources Sichuan Blue Sword Brewery Company Limited	人民幣15,000,000元 RMB15,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*華潤藍劍(什邡)啤酒有限責任公司 * China Resources Blue Sword (Shifang) Brewery Company Limited	人民幣100,000,000元 RMB100,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品續					
4. Beverage *continued*					
於中國內地成立續					
Established in the Chinese Mainland *continued*					
* 華潤藍劍（成都）啤酒有限責任公司 * China Resources Blue Sword (Chengdu) Brewery Company Limited	人民幣38,000,000元 RMB38,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
4* 武漢華潤啤酒有限公司 4* China Resources (Wuhan) Breweries Company Limited	人民幣248,000,000元 RMB248,000,000	30.6	—	60	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 哈爾濱華潤啤酒有限公司 * China Resources (Harbin) Brewery Company Limited	人民幣120,000,000元 RMB120,000,000	35.7	—	70	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 天津華潤啤酒有限公司 * China Resources (Tianjin) Brewery Company Limited	29,500,000美元 US$29,500,000	47.2	—	92.5	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五) 紡織					
5. Textiles					
於香港註冊成立					
Incorporated in Hong Kong					
[4]華潤輕紡(集團)有限公司 [4]China Resources Light Industries and Textiles (Holdings) Company Limited	100,000,000股每股面值港幣1元之普通股 100,000,000 ordinary shares of HK$1 each	100	—	100	紡織品經銷及投資控股 Trading of textile materials and investment holding
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	紡織品經銷及投資控股 Trading of textile materials and investment holding
新弘紡織有限公司 Hsin Hung Textiles Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100	—	100	服裝經銷及投資控股 Trading of apparel and investment holding
China Hua Yuan Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100	—	100	進出口貿易及投資控股 Import and export trading, investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities

(五) 紡織類

5. Textiles *continued*

於中國內地成立

Established in the Chinese Mainland

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
華潤輕紡投資發展有限公司 China Resources Light Industries and Textiles Investment & Development Company Limited	30,000,000美元 US$30,000,000	100	—	100	投資及貿易 Investment and trading
山東臨清華潤紡織有限公司 Shandong Linqing China Resources Textiles Company Limited	人民幣82,370,000元 RMB82,370,000	100	—	100	紗布生產及營銷 Production and trading of textile products
濰坊華濰紡織有限公司 Weifang Huawei Textiles Company Limited	3,500,000美元 US$3,500,000	100	—	100	紗布生產及營銷 Production and trading of textile products
山東濱州華潤紡織有限公司 Shandong Binzhou China Resources Textiles Company Limited	14,050,000美元 US$14,050,000	100	—	100	紗布生產及營銷 Production and trading of textile products
山東惠民華潤紡織有限公司 Shandong Huimin China Resources Textiles Company Limited	10,500,000美元 US$10,500,000	100	—	100	紗布生產及營銷 Production and trading of textile products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 物業 **6. Property**					
於香港註冊成立 **Incorporated in Hong Kong**					
勝暉投資有限公司 Harvest Fair Investment Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	55	—	100	物業發展 Property development
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	投資控股及物業管理 Investment holding and property management
Redland Consultants Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment
永達利物業管理有限公司 Winland Property Management Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業管理 Property management
滙暉置業有限公司 Worldfaith Properties Limited	3股每股面值港幣1元之普通股 3 ordinary shares of HK$1 each	88.6	—	88.6	物業重建 Property redevelopment
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Lok Sing Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 物業續					
6. Property *continued*					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
Allenby Properties Limited	1股每股面值1美元之普通股 1 ordinary share of US$1 each	100	100	—	物業持有 Property holding
(七) 投資及其他					
7. Investments and Others					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	財務 Financing
中港混凝土有限公司 Redland Concrete Limited	10股每股面值港幣1元之普通股 10 ordinary shares of HK$1 each	100	—	100	製造建築材料 Manufacturing of building materials
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Limited	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100	100	—	財務 Financing
Hebe Haven Inc.	1股每股面值1美元之普通股 1 ordinary share of US$1 each	100	100	—	財務 Financing

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(七) 投資及其他續					
7. Investments and Others *continued*					
於英屬處女群島註冊成立					
Incorporated in British Virgin Islands					
@#△ HIT Investments Limited (主要於香港經營業務) (operating principally in Hong Kong)	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations
@#△ Hutchison Ports Yantian Investments Limited (主要於中國內地經營業務) (operating principally in the Chinese Mainland)	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。

1. The Directors are of the option that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。

2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地成立之公司，已分別採納各自之英文名稱。

3. For companies established in the Chinese Mainland, the English name has been adopted by each company.

四. 年內，本集團以總代價1,874,352,000港元購入若干公司之股權，其中1,329,353,000港元已於二零零二年支付，而471,231,000港元則以發行56,300,000股本公司新普通股支付。本集團本年度溢利及截至本年度止之資產淨值因進行收購事項而同時增加168,634,000港元。

4. During the year, the Group acquired equity interests in certain companies for an aggregate consideration of HK$1,874,352,000 of which HK$1,329,353,000 was paid in 2002 and HK$471,231,000 was satisfied by the issue of 56,300,000 new ordinary shares of the Company. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been increased by HK$168,634,000.

△ 聯營公司
△ Associates
* 合資企業
* Equity Joint Venture
** 外資企業
** Wholly Foreign Owned Enterprise
*** 上市合資企業
*** Listed Joint Stock Company
# 透過定期參與該聯營公司之董事局會議而行使重大影響力。
# Significant influence is exercised through the participation of regular board meeting of the associates
@ 並非由德勤。關黃陳方會計師行審核之公司。
@ Companies not audited by Deloitte Touche Tohmatsu.

主要物業概要
SCHEDULE OF PRINCIPAL PROPERTIES

於二零零二年十二月三十日 at 31 December 2002

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
華創大廈 香港灣仔軒尼詩道303號 內地段6524號之餘段及 內地段7004號至7008號之餘段 CRE Building 303 Hennessy Road Wanchai, Hong Kong IL6524 R.P. and IL7004-7008 R.P.	100%	7,451	商／辦 C/O	長期 Long
旺角中心一期地庫A部份，4樓，4樓平台，5樓 及部份向西洋菜街南的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號 Argyle Centre, Phase I Portion A on Basement, 4/F and Flat Roof 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	4,322	商 C	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業續 **Properties held for investment** *continued*				
南豐中心 地庫31及57號貨車位 A034－A041、A044、A128、 A4201、A4301、A4502 及 A4602 單位， 部份1至3樓樓面(連平台) 及3樓假天花至原來石屎天花間之空間 新界荃灣青山公路264－298號 Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 264-298 Castle Peak Road Tsuen Wan, New Territories	100%	7,075	商／停 C/CP	中期 Medium
星光行 地下9B號鋪、10A號鋪及一樓B鋪 九龍尖沙咀梳士巴利道3號 Star House Shop 9B, 10A on G/F and Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon	100%	1,309	商 C	長期 Long
8號商業廣場 24樓及3001－11室 香港柴灣新業街8號 內地段144號 8 Commercial Tower 24/F and Room 3001-11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144	100%	2,631	商／辦 C/O	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業續 **Properties held for investment** *continued*				
樂聲中心 地下5－18號20A，20B 及 20C號舖位， 怡和街入口(A入口)糖街入口(B入口)， 1至3樓全層及4樓整個平台 香港銅鑼灣怡和街19－31號及糖街2－8號 Lok Sing Centre Shop Nos. 5-18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19-31 Yee Wo Street and 2-8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long
新港中心 地下38號舖 1樓39號舖及2樓41號舖 第1座4樓401至410號寫字樓 5樓503號寫字樓及6樓610與611號寫字樓及 地庫13、14、15、16及17號車位 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Offices Nos. 401 to 410 on 4/F 503 on 5/F and 610 and 611 on 6/F Tower 1 and Car Park Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	8,251	商／停 C/CP	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業續 **Properties held for investment** *continued*				
嘉利大廈地庫，地面1號鋪(包括閣樓及外牆)，地面2號鋪(包括閣樓及外牆)，地面3號鋪，1樓連平台，2樓，3樓，4樓連平台，5樓，6樓，7樓，8樓802，804至808室寫字樓，10樓，11樓，12樓1201至1203及1206至1208室寫字樓，13樓1301至1308室寫字樓，14樓1402至1407室寫字樓，15樓1501，1503及1505至1508室寫字樓，天台，北面外牆兩塊廣告板，及外牆用作廣告張貼的8個部份 香港九龍彌敦道233，235，237及239號	89%	9,215	商／辦	長期
Garley Building Basement Floor, Shop No. 1 on Ground Floor (including cockloft & exterior wall), Shop No. 2 on Ground Floor (including cockloft & exterior wall), Shop No. 3 on Ground Floor, 1/F and Flat Roof, 2/F, 3/F, 4/F and Flat Roof, 5/F, 6/F, 7/F, Offices 802, 804 to 808 on 8/F, 10/F, 11/F, Offices 1201 to 1203 and 1206 to 1208 on 12/F Offices 1301 to 1308 on 13/F, Offices 1402 to 1407 on 14/F, Offices 1501, 1503, 1505 to 1508 on 15/F, Main Roof and 2 Signboards at the North Side of External Wall and 8 Portions of Exterior Wall for Affixing Signboard Nos. 233, 235, 237 and 239, Nathan Road, Kownloon, Hong Kong.			C/O	Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業*續* Properties held for investment *continued*				
北海中心 10樓A－F室，車位103及105號 香港灣仔軒尼詩道338號北海中心10樓(全層) CNT Tower Office A–F of 10/F, Car Park 103 & 105, 338 Hennessy Road, Wan Chai, Hong Kong	100%	629	辦／停 O/CP	長期 Long
一洲國際廣場 32樓1，2，3，5，6，7－10單位 車位236，237，238號 香港上環干諾道西118號 Yat Chau International Plaza Room 1, 2, 3, 5, 6, 7–10 at 32/F, Car Park 236, 237, 238 at 2/F, 118 Connaught Road West, Hong Kong	100%	1,232	辦／停 O/CP	長期 Long
華比大廈 12樓(全層)及車位 L2-36及L2-39 香港灣仔告士打道77－79號 Belgian Bank Tower 12/F and Car Park Space L2-36 & L2-39, 77–79 Gloucester Road, Wanchai, Hong Kong	100%	590	辦／停 O/CP	長期 Long
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium
中大貨倉大廈 地下，7，10，11樓，15至20樓全層(包括天台) 及地下1－23號車位， 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 7/F, 10/F to 11/F, 15/F to 20/F (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工／停 I/CP	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease Term
持作投資物業_續_ **Properties held for investment** _continued_				
達利中心 1樓101號室，2樓及3樓整個平台， 6樓貨倉，21－24號貨櫃電梯， 地下低層L8號車位， 車位 P1-P103, L1-L7, L9-L15, L17-L43， 新界葵涌梨木道88號 Riley House Unit 101 on 1/F, The whole of 2/F, 3/F & Roof Flat, Godown on 6/F, Cargo Lift Nos. 21-24 Car Parking Space No. L8 on Lower G/F, P1-P103, L1-L7, L9-L15, L17-L43, 88 Lei Muk Road, Kwai Chung, New Territories	100%	31,234	工／停 I/CP	中期 Medium
油塘工業城B座7、8及9樓工場及 地庫 L39、L40、L45、L46、L47 及 L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工／停 I/CP	中期 Medium

附註： 商：商業 住：住宅 停：停車場 辦：辦公室 工：工業

Note: C: Commercial R: Residential CP: Car Park O: Office I: Industial

五年財務資料摘要
FIVE-YEAR FINANCIAL SUMMARY

		一九九八年 港幣千元 1998 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	二零零一年 港幣千元 2001 HK$'000	**二零零二年 港幣千元 2002 HK$'000**
綜合業績	**Consolidated Results**					
營業額	Turnover	5,475,100	12,902,299	16,810,248	24,196,490	**28,822,019**
股東應佔溢利	Profit attributable to shareholders	1,268,428	1,442,839	1,656,733	1,204,807	**1,402,945**
每股基本盈利	Basic earnings per share	HK$0.81	HK$0.79	HK$0.83	HK$0.60	**HK$0.68**
每股股息	Dividends per share	HK$0.15	HK$0.15	HK$0.21	HK$0.18	**HK$0.47**
綜合資產負債表	**Consolidated balance sheets**					
固定資產	Fixed assets	4,227,054	8,000,054	9,890,833	11,232,754	**13,420,082**
無形資產	Intangible assets	140,788	133,734	164,990	962,780	**1,207,095**
長期投資	Long term investments	4,633,331	4,376,828	3,378,605	3,284,920	**2,311,601**
預付款項	Prepayments	—	—	410,400	388,800	**367,200**
流動資產淨值	Net current assets	6,126,904	6,548,785	4,545,039	4,040,581	**2,431,224**
資金運用	Employment of capital	15,128,077	19,059,401	18,389,867	19,909,835	**19,737,202**
股本	Share capital	1,732,548	1,983,734	1,988,785	2,015,550	**2,080,405**
儲備	Reserves	4,269,326	8,987,629	8,770,662	9,971,835	**11,206,328**
股東權益	Shareholders' funds	6,001,874	10,971,363	10,759,447	11,987,385	**13,286,733**
少數股東權益	Minority interests	4,357,571	3,905,492	2,889,160	2,867,842	**3,263,256**
長期負債	Long term liabilities	4,891,821	4,163,049	4,706,605	5,018,034	**3,150,507**
遞延稅項	Deferred taxation	16,811	19,497	34,655	36,574	**36,706**
已運用資金	Capital employed	15,268,077	19,059,401	18,389,867	19,909,835	**19,737,202**

股東週年大會通告
NOTICE OF ANNUAL GENERAL MEETING

茲通告本公司謹訂於二零零三年六月五日（星期四）下午三時正，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零二年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選董事及釐定董事酬金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間（定義見下文）內，按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 5 June, 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

2. To declare a final dividend.

3. To re-elect Directors and to fix the remuneration of Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權(包括可兌換本公司股份之票據、認股權證及債券)；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間(定義見下文)內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權(包括可兌換本公司股份之票據、認股權證及債券)；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發(不論是否依據期權或其他原因配發)及發行之股本面值總額(但不包括(i)配售新股(定義見下文)；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT:**

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement

之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份）不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項決議案，授權購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

承董事局命
秘書
李業華

香港，二零零三年四月三日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 本公司將於二零零三年六月二日（星期一）至二零零三年月六月五日（星期四）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零三年五月三十日（星期五）下午四時三十分前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 根據香港聯合交易所有限公司上市規則規定，就上述第5項決議案建議購回授權而刊發之說明文件，將連同本公司二零零二年年報一併寄發予股東。

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT** subject to the passing of the Resolution nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE YIP WAH, PETER
Secretary

Hong Kong, 3 April, 2003

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of the Company will be closed from Monday, 2 June, 2003 to Thursday, 5 June, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 30 May, 2003.

4. An explanatory statement as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in connection with the proposed repurchase mandate under Resolution no. 5 above will be dispatched to members together with the 2002 annual report of the Company.

封面主題
COVER THEME

此乃本集團推出新標誌後的首本年報，設計理念以華潤「以人為本，改善人民生活」的文化為依歸。

This is the first annual report published after the new logo for China Resources Enterprise, Limited is created. While highlighting the new branding, the theme of the report also conveys the well established corporate culture of the Group, "Dedicated to people and improving people's lives".

本年報藉著優雅的家居氣氛，刻劃出華潤「由家出發」與大眾一起編織美好家居生活的目標，這和公司「與您攜手，改變生活」的口號互相輝映。由於「華」字與「花」字在古時意思相同，兩者均包含著優美悠閒及燦爛光輝的意思，故構圖上採用了花卉的不同韻態將暖意家居及和諧閒雅的氣息呈現眼前。

To illustrate the Group's belief, the annual report employs the concept of elegant home decoration to relate the idea of cultivating an ideal home to building a "Better Life Together", which is the corporate tagline of the Group. The first Chinese character of the Group "Hua" is synonymous with the Chinese character "Flower" in ancient times. Both are symbolic of glamour, elegance and leisure. Therefore, several kinds of flowers with their unique characteristics are put together to create a warm and homely atmosphere.

Design: The Design Associates Ltd www.tda.com.hk (Printed: Roman Financial Press Limited)







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華潤大廈三十九樓
電　　話：852-2827-1028
傳　　真：852-2598-8453
網　　址：www.cre.com.hk
電子郵箱：creltd@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
Email : creltd@cre.com.hk